As confidentially submitted to the Securities and Exchange Commission on January 16, 2026. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:

Gix Internet Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	3 Hanehoshet St., Building B, 7th floor Tel Aviv, Israel 6971068
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Amitay Weiss

3 Hanehoshet St.

Building B, 7th floor

Tel Aviv, Israel 6971068

Tel: +972-9-774-1505

Fax: +972-9-774-1534

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, no par value per share	GIXI	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of January 15, 2026: 2,075,079 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We were incorporated under the laws of the State of Israel on July 24, 1978. Our ordinary shares are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “GIX”. We are filing this registration statement in anticipation of the listing of our ordinary shares on the Nasdaq Capital Market.

Unless the context otherwise requires, references in this registration statement to the “Company,” “Gix,” “we,” “us,” “our” and other similar designations refer to Gix Internet Ltd.

Financial Statements

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. Our reporting currency and functional currency is the U.S. dollar. In this Registration Statement, the terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. Unless otherwise indicated, or the context otherwise requires, references in this registration statement to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this registration statement are translated using the rate of NIS 3.647 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2024.

All references to “shares” or “ordinary shares” in this registration statement refer to ordinary shares of Gix Internet Ltd., no par value per share.

Trademarks

All trademarks or trade names referred to in this registration statement are the property of their respective owners. Solely for convenience, the trademarks and trade names in this registration statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market, Industry and Other Data

This Registration Statement contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. None of the reports or studies cited in this registration statement were commissioned by the Company.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our progress in transitioning our business strategy;

●	we have a history of operating losses, we may incur additional losses in the future;

●	risks related to our ability to continue as a going concern;

●	we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations;

●	the overall global economic and macroeconomic environment;

●	certain of our subsidiaries’ dependencies on key employees;

●	changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security and our and our subsidiaries’ ability to comply with them;

●	Viewbix Inc.’s performance, financial condition and results of operations;

●	our ability to realize the benefits of our acquisitions of Deliverz.ai Ltd., including Deliverz.ai Ltd.’s potential commercial success;

●	the success of our strategic relationships with third parties;

●	competition from competitors

●	our ability to secure and maintain intellectual property protections;

●	patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products;

●	conditions in Israel, including the current security situation in Israel, and other conflicts in the region;

●	raising additional capital by issuing securities may cause dilution to existing shareholders;

●	acceptance of our business model by investors; and

those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this registration statement generally.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

The forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements are listed below. The below is also a summary of the risk factors described in Item 3.D “Key Information - Risk Factors” of this registration statement.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B. Advisers

Our principal legal advisers with respect to U.S. federal laws is Greenberg Traurig, P.A., located at 132 Menachem Begin Road, Tel Aviv, Israel. Our principal legal advisers with respect to Israeli corporate laws is Meitar | Law Offices, located at 16 Abba Hillel Silver Rd., Ramat Gan 52506, Israel.

C. Auditors

Our independent auditor is Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, Certified Public Accountants, located at 132 Menachem Begin Road, Tel Aviv, 6701101 Israel.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2025, derived from our consolidated financial statements included elsewhere in this registration statement. You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement.

As of September 30, 2025
Unaudited
U.S. dollars in thousands

Cash and cash equivalents	135

Shareholders’ Equity:
Ordinary shares	-
Foreign currency translation reserve	(187)
Additional paid-in capital	51,473
Accumulated deficit	(40,687)
Equity attributed to shareholders of Gix Internet Ltd.	10,599
Non-controlling interests	-
Total equity	10,599

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data and summary unaudited pro forma condensed combined data as of and for the periods presented. The summary historical consolidated financial data for the years ended December 31, 2024 and 2023 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this registration statement. The summary historical consolidated financial data for the nine months ended September 30, 2025 and 2024 and as of September 30, 2025 have been derived from our unaudited consolidated financial statements and the related notes contained elsewhere in this registration statement. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period, and should be read in conjunction with the sections titled “Item 3.B.—Capitalization and Indebtedness”, “Item 5. Operating and Financial Review and Prospects”, and our audited and unaudited consolidated financial statements and accompanying notes, which are included elsewhere in this registration statement.

1

The unaudited pro forma condensed combined statements of Comprehensive income for the year ended December 31, 2024, have been derived by aggregating the historical financial statements of Gix Internet Ltd. and Deliverz.ai Ltd., including certain pro forma adjustments to such aggregated financial statements to give effect to our acquisition of Deliverz.ai Ltd. and the deconsolidation of Viewbix Inc. as if it had occurred on January 1, 2024. The summary unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if our acquisition of Deliverz.ai Ltd. had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data set forth below.

(in thousands of USD, except share and per share data)	Year Ended December 31,		Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2024 (*)	Pro Forma Nine Months Ended September 30, 2025 (*)
	2023	2024	2024	2025	(Unaudited)	(Unaudited
Statements of Operations Data:
Revenues	$79,613	$26,941	$23,616	$7,731	$-	$-
Traffic-acquisition and related costs	70,451	21,987	19,214	6,336	-	-
Gross profit	9,162	4,954	4,402	1,395	-	-
Research and development	2,900	1,891	1,610	635	120	491
Selling and marketing	2,805	1,643	1,441	588	19	39
General and administrative	3,354	2,702	2,053	2,086	549	683
Depreciation and amortization	2,176	1,300	997	1,087	280	320
Goodwill impairment	-	2,025	-	6,105	-	-
Equity loss	-	-	-	-	1,836	5,258
Other expenses (income), net	-	34	-	1,282	(92)	594
Operating loss	(2,073)	(4,641)	(1,699)	(10,388)	(2,712)	(7,385)
Gain from deconsolidation of Viewbix Inc.	-	-	-	6,731	-	-
Financial expenses, net	1,651	3,112	2,900	11,507	358	324
Loss before income taxes	(3,724)	(7,753)	(4,599)	(15,164)	(3,070)	(7,709)
Income tax expenses (benefit)	27	7	72	(126)	(64)	(73)
Net loss	(3,751)	(7,746)	(4,671)	(15,038)	(3,006)	(7,636)

(*) The pro forma condensed combined statements of comprehensive income gives effect to: (1) the Acquisition of Deliverz which was completed on July 10, 2025 and (2) the deconsolidation of Viewbix Inc. which was completed on September 25, 2025, as if such adjustments related to both transactions were made January 1, 2023, the beginning of the earliest fiscal year presented.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our ordinary shares are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire amount invested in the ordinary shares. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any ordinary shares. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, you may lose all or part of your investment. You should carefully consider the risks described below and the other information in this Registration Statement before investing in our ordinary shares.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability is unpredictable.

●	We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

●	Our subsidiary, Deliverz.ai Ltd (“Deliverz.ai”), has a limited operating history, which may make it difficult to evaluate its business and prospects.

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

2

Risks Related to Our Business, Operations and Industry

●	We are in the process of transitioning our business strategy. We cannot guarantee that any of these changes will result in any value to our shareholders.

●	If we fail to effectively manage our growth, we may not be able to source autonomous mobile robot (AMR) hardware from third-party original equipment manufacturers (OEMs), integrate our platform, deploy and operate, market, and launch new generations of our integrated robotics solutions successfully.

●	Our revenue model emphasizes software subscriptions (SaaS), Robot-as-a-Service (RaaS), and Delivery-as-a-Service (DaaS), together with integration and managed services. Our future growth depends in part upon the successful deployment of these software subscriptions.

●	Our revenues and profits are subject to fluctuations.

●	A significant portion of our revenue is concentrated with one customer.

●	Our business plans require additional capital. Our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or contain terms unfavorable to us or our investors.

●	The benefits of our products to customers and projected return on investment have not been substantiated through long-term trials or use.

●	Even if we successfully market our products and services, the purchase or subscription, adoption and use of the products and services may be materially and negatively impacted if our customers resist the use and adoption of the products and services.

●	Our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate.

●	Our OEM partners and their suppliers rely on complex manufacturing processes; unexpected malfunctions, capacity constraints or supply shortages at those partners could delay or limit AMR supply that we procure and deploy, increase costs, or reduce performance.

●	We may be unable to adequately control the costs associated with our operations.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Our failure to attract and retain highly qualified personnel in the future could harm our business.

●	Litigation or legal proceedings could expose us to significant liabilities, occupy a considerable amount of our management’s time and attention, and damage our reputation.

●	If we are unable to develop, manage and maintain critical third-party business relationships, our business may be adversely affected.

●	Our robots rely on sophisticated software technology that incorporate third-party components and networks to operate.

●	The benefits to customers of our products could be supplanted by other technologies or solutions or competitors’ products that utilize similar technology to ours in a more effective way.

●	We have limited experience commercializing our products at a large scale and may not be able to do so efficiently or effectively.

●	Defects, glitches, or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or operator errors may result in product recalls, lower than expected return on investment for customers and cause significant safety concerns, each of which could adversely affect our results of operations, financial condition and our reputation.

●	We operate in a competitive industry that is subject to rapid technological change, and competitors may have or attain more resources and/or greater market recognition than we do.

Risks Related to Our Intellectual Property

●	If we are unable to protect our intellectual property, our ability to maintain any technological or competitive advantage over our competitors and potential competitors would be adversely impacted, and our business may be harmed.

3

●	If we or any of our partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on our business. We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

●	Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

●	Security breaches and other disruptions could compromise our proprietary information and expose us to liability, which would cause our business and reputation to suffer.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	We may use third-party open source software components in future products, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell such products.

Risks Related to Government Regulation and Other Legal Compliance Matters

●	Our AMRs operate primarily indoors within customer facilities and, in some sites, along controlled-campus outdoor routes between buildings. Any safety incident, integration failure or operator error could jeopardize commercial relationships.

●	Laws, regulations, and other legislative efforts related to climate change, environmental concerns, and health and safety could result in increased operating costs, reduced demand for our products and services, or the loss of future business.

●	We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and data processed by us or third-party vendors.

●	We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security laws and regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business, prospects, financial condition and operating results.

Risks Related to Viewbix’s Business and Industry

●	Viewbix’s success depends, in part, upon the continued demand of digital advertising.

●	Online platform updates, including operating systems, search engines, browsers and social media might affect Viewbix’s ability to generate revenues, temporarily or permanently.

●	Reliance upon Viewbix’s top customers may adversely affect its revenue and operating results. Reliance upon material suppliers may adversely affect Viewbix’s revenue and operating results.

●	Viewbix may not be able to receive credit facility to fund its operations on favorable terms, if at all. Viewbix may be unable to pay its obligations when they become due.

●	A loss of the services of Viewbix’s technology vendors could adversely affect the execution of its business strategy.

●	The report of Viewbix’s independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern, which could prevent its from obtaining new financing on reasonable terms or at all.

Risks Related to Viewbix’s Competition

●	Large and established internet and technology companies, such as Google and Facebook, play a substantial role in the digital advertising market and may significantly impair Viewbix’s ability to operate in this industry.

●	The digital advertising market is highly competitive. If Viewbix cannot compete effectively in this market, its revenues are likely to decline.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

●	We are exposed to fluctuations in currency exchange rates.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment.

4

●	There has been no prior public market in the United States for our ordinary shares, and an active trading market in the United States may not develop.

●	Our management team will have broad discretion in making strategic decisions to execute their growth plans, and there can be no assurance that our management’s decisions will result in successful achievement of our business objectives or will not have unintended consequences that negatively impact our growth prospects.

●	Our securities will be traded on more than one market or exchange and this may result in price variations.

●	As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted and decided to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

●	We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

The estimates of market opportunity and forecasts of market growth included in this registration statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability is unpredictable.

As of December 31, 2024 and 2023, we had an accumulated deficit of $38.08 million and $33.12 million, respectively, and incurred total operating losses of approximately $4.64 million and $2.07 million in the years ended on December 31, 2024, 2023 respectively. As of September 30, 2025 and 2024, we had an accumulated deficit of $40.69 million and $36.67 million, respectively, and incurred total operating losses of approximately $10.38 million and $1.7 million in the nine months ended on September 30, 2025 and 2024, respectively. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

Our ability to reach profitability depends on many factors, which include:

●	successfully implementing our business strategy;

●	increasing revenues; and

●	controlling costs.

There can be no assurance that we will be able to successfully implement our business plan, meet our challenges and become profitable in the future.

We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

During the years ended December 31, 2024 and 2023, we incurred net losses of $7.75 million, and $3.75 million, respectively, mainly due to operating losses from our consolidated financial reports of approximately $4.64 million and $2.07 million, respectively. During the nine months ended September 30, 2025 and 2024, we incurred net losses of $15.04 million and $4.7 million, respectively, mainly due to operating losses from our consolidated financial reports of approximately $10.38 million and $1.7 million, respectively, and negative cash flows from operating activities of approximately $3.04 million during the nine months ended September 30, 2025 as compared to positive cash flows from operating activities $1.7 million, during the nine months ended September 30, 2024.

5

As of December 31, 2024 and September 30, 2025, we had a total cash and cash equivalents balance and restricted deposits of approximately $632 thousand and $135 thousand, respectively. Our management expects that we will continue to generate operating losses. Our management plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of our investments in other entities in order to fund our operating needs. Our management is of the opinion that based on our current operating plan it will be able to carry out its plan for more than a year after the issuance date of this registration statement. However, we anticipate that we are likely to continue to incur significant losses for at least the next year. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

Even if we are able to continue to finance our business, the sale of additional equity or debt securities could result in dilution to our current shareholders and could require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our ordinary shares and could contain covenants that could restrict our operations. In addition, we may require additional capital beyond our currently forecasted amounts to achieve profitability. Any such required additional capital may not be available on reasonable terms, or at all.

Our subsidiary, Deliverz.ai, has a limited operating history, which may make it difficult to evaluate its business and prospects.

Historically, we have carried out ad-tech operations via our digital advertising business unit through our stake in Viewbix in which as of December 31, 2024, September 30, 2025 and January 15, 2026, we held 53.21%, 26.42% and 26.42%, respectively, of its outstanding share capital. However, as a result of certain departures from Viewbix’s board of directors and the dilution in our holdings in Viewbix, while our digital advertising business unit remains, and is expected to continue to remain, an important part of our business, we are in the early stages of transitioning our active business operations to be conducted primarily through Deliverz.ai. Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and have adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. As we progresses in transitioning our business strategy, it is expected that Deliverz.ai will carry out our primary operational activities and be the vehicle through which we pursue our business strategy. See “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in our Business” and “Item 5 –Operating and Financial Review and Prospects—Overview— Changes in our Business” for additional information.

We, through our wholly-owned subsidiary, Deliverz.ai, face the risks associated with businesses in their early stages, with limited operating histories and whose prospects are hard to evaluate. Any evaluation of our business and our prospects must be considered in light of the uncertainties, delays, difficulties and expenses commonly experienced by companies at this stage, which generally include unanticipated problems and additional costs relating to the development and testing of products, product approval or clearance, regulatory compliance, production, product introduction and marketing, and competition. Many of these factors are beyond the control of our management. In addition, our performance will be subject to other factors beyond our control, including general economic conditions and conditions in the robotics industry. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited consolidated financial statements for the year ended December 31, 2024, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring cash flow, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay or reduce the scope of our operations.

Risks Related to Our Business, Operations and Industry

We are in the process of transitioning our business strategy. We cannot guarantee that any of these changes will result in any value to our shareholders.

Historically, we have carried out ad-tech operations via our digital advertising business unit through our stake in Viewbix. However, as a result of certain departures from Viewbix’s board of directors and the dilution in our holdings in Viewbix, while our digital advertising business unit remains, and is expected to continue to remain, an important part of our business, we are in the early stages of transitioning our active business operations to be conducted primarily through Deliverz.ai. Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and have adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. As we progresses in transitioning our business strategy, it is expected that Deliverz.ai will carry out our primary operational activities and be the vehicle through which we pursue our business strategy. See “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in our Business” and “Item 5 –Operating and Financial Review and Prospects—Overview— Changes in our Business” for additional information.

Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. We cannot guarantee that these strategic decisions will derive the anticipated value to our shareholders, or any value at all.

6

If we fail to effectively manage our growth, we may not be able to source autonomous mobile robot (AMR) hardware from third-party original equipment manufacturers (OEMs), integrate our platform, deploy and operate, market, and launch new generations of our integrated robotics solutions successfully.

We intend to invest significantly in order to expand our business. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, financial condition, and operating results. We intend to expand our operations significantly. We expect our expansion to include:

●	expanding the management, engineering, and product teams;

●	identifying and recruiting individuals with the appropriate relevant experience;

●	hiring and training new personnel;

●	launching commercialization of new products and services;

●	forecasting OEM supply availability, deployment schedules and revenue;

●	entering into relationships with one or more third-party OEM AMR suppliers and systems-integration partners and third-party OEM AMR suppliers and component vendors and/or expanding our internal deployment, integration, and field-service capabilities;

●	controlling expenses and investments in anticipation of expanded operations;

●	carrying out acquisitions and entering into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships;

●	expanding and enhancing internal information technology, safety, and security systems;

●	conducting demonstrations;

●	entering into agreements with suppliers and service providers; and

●	implementing and enhancing administrative infrastructure, systems, and processes.

As we grow and expand our market penetration, we intend to continue to hire a significant number of additional personnel, including integration, field deployment, remote operations, software, and service, and operations personnel and service technicians for our AMR-based integrated robotics solutions and services. Because of the innovative nature of our technology, individuals with the necessary experience may not be available to hire, and as a result, we will need to expend significant time and expense to recruit and retain experienced employees and appropriately train any newly hired employees. Competition for individuals with experience integrating and operating AMRs, building/facility systems (elevators/access control), and enterprise logistics software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Our revenue model emphasizes software subscriptions (SaaS), Robot-as-a-Service (RaaS), and Delivery-as-a-Service (DaaS), together with integration and managed services. Our future growth depends in part upon the successful deployment of these software subscriptions.

Our revenue model emphasizes software subscriptions (SaaS), Robot-as-a-Service (RaaS), and Delivery-as-a-Service (DaaS), together with integration and managed services. Future payments that we will make to cloud platforms and payments we will receive from customers are hard to predict and will be based on different terms and conditions. We may also be at risk if there will be gaps between account receivables and account payables. In addition, attracting new customers to our offerings may involve evaluation processes that prospects may not be willing to cover before experiencing satisfying results with our products and services, while we will continue to accrue service costs.

7

We believe any future revenue growth will depend on a number of factors, including, among other things, our ability to:

●	continually enhance and improve our products and services, including the features, integrations and capabilities we offer, and develop or otherwise introduce new products and solutions;

●	attract new customers and maintain our relationships with, and increase revenue from, our existing customers;

●	provide excellent customer and end user experiences;

●	maintain the security and reliability of our products and services;

●	introduce and grow adoption of our offerings in new markets;

●	hire, integrate, train and retain skilled personnel;

●	adequately expand our sales and marketing force and distribution channels;

●	obtain, maintain, protect and enforce intellectual property protection for our platform and technologies;

●	expand into new technologies, industries and use cases;

●	expand and maintain our partner ecosystem;

●	comply with existing and new applicable laws and regulations, including those related to data privacy and security;

●	price our offerings effectively and determine appropriate contract terms;

●	determine the most appropriate investments for our limited resources;

●	successfully compete against established companies and new market entrants; and

●	increase awareness of our brand on a global basis.

If we are unable to accomplish any of these objectives, any revenue growth will be impaired. Many factors may contribute to declines in growth rate, including increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, and global economic downturns, among others. If our growth rate declines as a result of this or any of the other factors described above, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries that may prevent us from achieving the objectives outlined herein. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be adversely affected. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the market price of our ordinary shares could be volatile, and it may be difficult to achieve and maintain profitability.

8

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. Our growth depends on enterprise budgets and procurement cycles (for example, hospitals) and on demonstrating clear return on investment (ROI). Macroeconomic or budgetary pressures, staffing dynamics, procurement processes, and competing priorities can delay or limit deployments. Our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

A significant portion of our revenue is concentrated with one customer.

With respect to our Deliverz.ai business unit, our revenue is expected to initially be concentrated with a single early enterprise customer. A disruption in our relationship with this customer would adversely affect our results of operations. The customer’s demand for our products may fluctuate due to factors beyond our control. Any significant reduction in orders from this customer could have a material adverse effect on our business, results of operations, or financial condition, as could their failure to pay amounts owed to us.

With respect to our digital advertising business unit, as of December 31, 2024, Gix Media Ltd. (“Gix Media”), a wholly-owned subsidiary of Viewbix, had one major customer, a reputable international search engine (“Gix Major Customer”). Gix Media generated revenues of approximately $4.4 million from the Gix Major Customer, constituting approximately 88% of the total revenues of Gix Media during the year ended December 31, 2024. Our relationship with this Gix Major Customer originated in 2013 upon the signing of an exclusive cooperation agreement, which is extended from time to time. In March 2020, an extension of the foregoing agreement was signed, whereby the term of the agreement was extended until October 26, 2023, was automatically renewed for an additional one year period until October 26, 2024, and will continue to be automatically renewed for additional one year periods, unless either party gives notice of non-renewal 90 days’ in advance. We are highly dependent on the material agreement with the Gix Major Customer. If this material agreement is terminated or substantially amended (not on favorable terms), we would experience a material decrease in our revenue from our digital advertising business unit or the profits it generates and would be forced to seek alternative customers, at less competitive terms or accelerate the business we have with the current search engines. There are few companies in the market that provide internet search and search advertising services with whom we can directly engage with in the same manner which we are engaged with our Gix Major Customer. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. We may divert our operations and user traffic to other third-party partners which provide search feed to search engines, however we cannot guarantee that we will be successful. If we fail to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations we have with such alternative search providers, or if we do, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, we would experience a material reduction in our revenue and, in turn, our business, financial condition and results of operations would be adversely affected.

9

Our business plans require additional capital. Our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or contain terms unfavorable to us or our investors.

We will need additional capital to operate our business and fund our capital expenditures for the next several years. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. While we expect that we will have sufficient capital to fund our currently planned operations, it is possible that we will need to raise additional capital to fund our business, including to finance ongoing research and development costs, any significant unplanned or accelerated expenses, and new strategic alliances or acquisitions. The fact that we have limited experience commercializing our delivery AMR-based integrated robotics solutions on a large scale, coupled with the fact that our products represent a new product category in the commercial and delivery robotic market, means we have limited historical data on the demand for our AMR-based integrated robotics solutions. In addition, we expect our capital expenditures to continue to be significant in the foreseeable future as we continue generational improvements for our commercial products, and that our level of capital expenditures will be significantly affected by customer demand for our AMR-based integrated robotics solutions. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, or that such funds, if raised, would be sufficient.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

If we cannot raise additional funds when we need or want them, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

Our products and services are disruptive to the delivery services industries, and important assumptions about the market demand, pricing, adoption rates and sales cycle, for our current and future products and services may be inaccurate.

The market demand for and adoption of our delivery robots is unproven, and important assumptions about the characteristics of targeted markets, pricing, and sales cycles may be inaccurate. Although we have engaged in ongoing dialogue with potential customers, we have no binding commitments to purchase products and services. Existing or new regulatory or safety standards, or resistance by customer employees and labor unions, all of which are outside of our control, could cause delays or otherwise impair adoption of these new technologies, which will adversely affect our growth, financial position, and prospects. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of the markets we expect to target. If one or more of the targeted markets experience a shift in customer or prospective customer demand, our products may not compete as effectively, if at all, and they may not be fully developed into commercial products. As a result, the financial projections in this prospectus necessarily reflect various estimates and assumptions that may not prove accurate and these projections could differ materially from actual results because of the risks included in this “Risk Factors” section, among others. If demand does not develop as expected or if we cannot accurately forecast pricing, adoption rates and sales cycle for our products, our business, results of operations and financial condition will be adversely affected.

10

The benefits of our products to customers and projected return on investment have not been substantiated through long-term trials or use.

Our core products’ benefits to customers and projected return on investment have not been substantiated through long-term trials or use. We currently have a limited frame of reference by which to evaluate the performance of our delivery AMR-based integrated robotics solutions upon which our business prospects depend. There can be no assurance that such units will provide the expected benefit to customers. Our AMR-based integrated robotics solutions may not perform consistently with customers’ expectations or consistently with other robotics products which may become available. Any failure of our AMR-based integrated robotics solutions and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by competitors or others in the delivery robotics market could, by association, have a negative impact on perception and customer demand for our delivery AMR-based integrated robotics solutions.

Even if we successfully market our products and services, the purchase or subscription, adoption and use of the products and services may be materially and negatively impacted if our customers resist the use and adoption of the products and services.

We have designed and developed our AMR-based integrated robotics solutions with the goal of reducing operating costs and maximizing efficiency and throughput. Even if we successfully market our products and services to customers, the purchase, adoption and the use of the products may be materially and negatively impacted if our customers resist or delay the use and adoption of these new technology products and services. Customers may resist or delay the adoption of our products and services for several reasons, including lack of confidence in autonomous and semi-autonomous delivery vehicles. If our customers resist or delay adoption of our robotic delivery services, our business, prospects, financial condition and operating results will be materially and adversely affected.

Severe weather conditions and climate change could have a material adverse impact on our business by reducing the operating hours of our robots.

Our robots are designed to operate in common environmental conditions. Currently we limit our solution’s operation to warm and dry climates, and we do not operate robots under rare or extreme conditions such as strong storms or unusually high or low temperatures. While with each new generation of robots we plan to continually expand their operating envelope (e.g., introducing the ability to manage ice and snow), which in turn would expand our geographic reach, there is no guarantee that our efforts will successfully overcome all severe weather conditions.

Our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on developing systems, products, technologies, and services. These reusable systems, products, technologies and services and systems will have a limited useful life. While we intend to design our products and technologies for a certain lifespan, which corresponds to a number of cycles, there can be no assurance as to the actual operational life of a product or that the operational life of individual components will be consistent with its design life. A number of factors will impact the useful lives of our products and systems, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the technology during launch and in orbit. In addition, any improvements in technology may make our existing products, designs, or any component of our products prior to the end of its life obsolete. If our systems, products, technologies and services and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our follow on work and new business, which would have a material adverse effect on our business, financial condition, and results of operations.

11

Any acquisitions, partnerships, or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership, and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. Further, depending on market conditions, investor perceptions of us and other factors, we might not be able to obtain financing on acceptable terms, or at all, to implement any such transaction. We cannot ensure that any acquisition, partnership, or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute, or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and our share price could decline.

Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause our share price to decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels, or enter into new markets or sales territories. In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, and a failure to obtain such approvals and licenses could result in delays and increased costs and may disrupt our business strategy. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors, and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our facilities or operations or those of any third-party manufacturers or suppliers could be adversely affected by events outside of our or their control, such as natural disasters, wars, health epidemics, and other calamities. Our operations do not currently rely on any long-term data storage, and therefore any such loss of data would have limited operational impact. However, we cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

12

Our OEM partners and their suppliers rely on complex manufacturing processes; unexpected malfunctions, capacity constraints or supply shortages at those partners could delay or limit AMR supply that we procure and deploy, increase costs, or reduce performance.

Our OEMs may rely on complex machinery for the production and assembly of our AMRs, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our OEMs facilities, and those of any third-party manufacturing partners and suppliers consist or are expected to consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our or any third-party manufacturing partners’ and suppliers’ control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, they may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition and operating results.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and producing our commercial AMR-based integrated robotics solutions and other products, establishing or expanding design, research and development, production, operations and maintenance and service facilities and building our brand and partnerships. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses, procurement costs, business development, operation and integration expenses as we deploy our robotic fleet, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. Our ability to become profitable in the future also relies on our ability to sell, whether outright or through subscriptions, our systems at prices needed to achieve our expected margins and control our costs, including the risks and costs associated with operating, maintaining and financing our robots. If we are unable to efficiently source AMR hardware from third-party OEMs, integrate our platform, deploy and operate, market, deploy, distribute and service our robots in a cost-effective manner, our margins, profitability and prospects would be materially and adversely affected.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflicts, such as the war between Russia and Ukraine and the security situation in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

13

Our growth depends on enterprise budgets and procurement cycles (for example, hospitals) and on demonstrating clear ROI. Macroeconomic or budgetary pressures, staffing dynamics, procurement processes, and competing priorities can delay or limit deployments. In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, unfavorable changes in interest rates, changes in the pricing of certain commodities, foreign currency exchange rates, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

We are an innovative technology company. We may not be able to locate or attract qualified individuals for important positions, such as software engineers, robotics engineers, machine vision and machine learning experts and others, which could affect our ability to grow and expand our business. We may also face intense competition for qualified individuals from numerous other companies, including other similarly situated technology companies, many of whom have greater financial and other resources than we do.

In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who can meet our technical, operational and managerial requirements, on a timely basis or at all, our business, results of operation and financial condition could be adversely affected.

Litigation or legal proceedings could expose us to significant liabilities, occupy a considerable amount of our management’s time and attention, and damage our reputation.

We may, from time to time, be a party to various litigation claims and legal proceedings. We will evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. Claims made or threatened by our suppliers, distributors, customers, competitors, or current or former employees could adversely affect our relationships, damage our reputation or otherwise adversely affect our business, financial condition, or results of operations. The costs associated with defending legal claims and paying damages could be substantial. Our reputation could also be adversely affected by such claims, whether or not successful.

14

If we are unable to develop, manage and maintain critical third-party business relationships, our business may be adversely affected.

Our growth is increasingly dependent on the strength of our business relationships and our ability to continue to develop, manage and maintain new and existing relationships with third-party partners. We rely on various third-party partners, including software and service providers, platforms, suppliers, credit reporting bureaus, vendors, manufacturers, distributors, accountants, contractors, financial institutions, core processors, licensing partners and development partners, among others, in many areas of our business in order to deliver our offerings and operate our business. In certain instances, these third-party relationships are sole source or limited source relationships and can be difficult to replace or substitute depending on the level of integration of the third party’s products or services into, or with, our offerings and/or the general availability of such third party’s products and services. In addition, there may be few or no alternative third-party providers or vendors in the market. Further, there can be no assurance that we will be able to adequately retain third-party contractors engaged to help us operate our business.

The business operations of our third-party partners and the third-party partners who support them have been and could continue to be disrupted, including as a result of major technical outages, uncertain macroeconomic conditions, such as trade wars, and global health crises, such as pandemics and endemics. If our third-party partners are unable to help us operate our business or prevent us from delivering critical services to our customers or accepting and fulfilling customer orders, our business and financial results may be negatively impacted. The failure of third parties to provide acceptable and high quality products, services and technologies or to update their products, services and technologies may result in a disruption to our business operations and our customers, which may reduce our revenues and profits, cause us to lose customers and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all, or we may experience business interruptions upon a transition to an alternative partner.

As we cannot control the day-to-day practices of our suppliers and business partners, we cannot ensure their compliance with the law and our policies regarding workplace and employment practices, data use and security, environmental compliance, intellectual property licensing, and other applicable regulatory and compliance requirements. Any violation of laws or implementation of practices regarded as unethical could result in supply chain disruptions, canceled orders, terminations of or damage to key relationships, and damage to our reputation.

Our robots rely on sophisticated software technology that incorporate third-party components and networks to operate.

Our robots require certain third-party software and networks to function safely and effectively. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently utilize, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business. Furthermore, performance degradation or lack of access to such software and networks can result in poor delivery performance or even grounding of our entire fleet until it is resolved, which can adversely impact our ability to continue our operations.

Additionally, the software powering our technology systems incorporates software covered by open-source licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

15

The benefits to customers of our products could be supplanted by other technologies or solutions or competitors’ products that utilize similar technology to ours in a more effective way.

The benefits to customers of our products could be supplanted by other technologies or solutions or competitors’ products that utilize similar technology to ours in a more effective way. We cannot be sure that alternative technologies or improvements to artificial intelligence, industrial automation or other technologies, processes or industries will not match or exceed the benefits of our products or be more cost effective than our products. The development of any alternative technology that can compete with or supplant our products may materially and adversely affect our business, prospects, financial condition and operating results, including in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced products, which could result in the loss of competitiveness of our AMR-based integrated robotics solutions and services, decreased revenue and a loss of market share to competitors.

Our operating and financial projections rely on management assumptions and analyses. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

We are a robotics and services company, with limited experience commercializing our products and services. The projected financial and operating information appearing elsewhere in this prospectus reflect estimates of future performance and is based on multiple financial, technical, and operational assumptions, including hiring of additional skilled personnel in a timely way to support continued development and commercialization of the core products, the level of demand for our AMR-based integrated robotics solutions, the performance of our AMR-based integrated robotics solutions, the utilization of the robot fleet, the useable life of the AMR-based integrated robotics solutions, cost of manufacturing, cost of components and availability of adequate supply, the nature and length of the sales cycle, maintenance and servicing costs and the costs of refurbishing the AMR-based integrated robotics solutions. However, given our limited commercial experience, it is likely that many of these assumptions will prove incorrect. The projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements.” Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of other factors, many of which are outside our control, including, but not limited to:

●	whether we can obtain sufficient capital to sustain and grow our business;

●	our ability to manage our growth;

●	the contractual terms of one or more agreements with third-party manufacturers;

●	whether we can manage relationships with key suppliers and partners;

●	the timing and costs of the required marketing and promotional efforts;

●	whether customers and their employees will adopt the AMR-based integrated robotics solutions offered by us;

●	the timing required and success of customer testing of our technology;

●	competition, including from established and future competitors;

●	our ability to retain existing key management, to attract additional leaders, to integrate recent hires and to attract, retain and motivate qualified personnel, including engineers, design and production personnel, and service technicians;

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●	the overall strength and stability of domestic and international economies;

●	demand for currently available and future robots;

●	regulatory, legislative, and political changes; and

●	customer requirements and preferences.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could cause us to fail to meet our operating and financial projections and could materially and adversely affect our business, prospects, financial condition and operating results.

We have limited experience commercializing our products at a large scale and may not be able to do so efficiently or effectively.

We have limited experience commercializing AMR-based integrated robotics solutions at a large scale and may not be able to do so efficiently or effectively. A key element of our long-term business strategy is the continued growth in sales, marketing, training, customer service and maintenance and servicing operations, including hiring personnel with the necessary experience. Managing and maintaining these operations is expensive and time consuming, and an inability to leverage such an organization effectively or at all could inhibit potential sales or subscriptions and the penetration and adoption of our products into new markets. In addition, certain decisions we make regarding staffing in these areas in our efforts to maintain an adequate spending level could have unintended negative effects on our revenues, such as by weakening the sales, marketing and maintenance and servicing infrastructures or lowering the quality of customer service.

For the AMR hardware and key components We procure AMR hardware and key components from third-party OEMs and vendors and we do not manufacture robots. If these OEMs or partners cease or disrupt support, our ability to procure and integrate AMRs would be materially affected.

Our AMRs are procured from OEMs. Collaboration with them is subject to risks with respect to operations that are outside our control. Our future business depends in large part on our ability to execute our plans to source AMR hardware from third-party OEMs, integrate our platform, deploy and operate, market, deploy and service our products. While this arrangement may lower operating costs, it may have an adverse effect on our flexibility to respond to changing conditions. Global supply chain problems may directly impact our ability to obtain these components cost-effectively. We could experience delays to the extent our current or future partners do not continue doing business with us, meet agreed upon timelines, experience capacity constraints or otherwise are unable to deliver components or manufacture robots as expected. There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ robots or other robots manufactured by the same partner. In addition, although we intend to be involved in material decisions in the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will be able to maintain high quality standards.

We may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business.

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Defects, glitches, or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or operator errors may result in product recalls, lower than expected return on investment for customers and cause significant safety concerns, each of which could adversely affect our results of operations, financial condition and our reputation.

Our AMRs are procured from OEMs. We may not be aware of OEM manufacturing defects that could occur. Such adverse events could lead to unexpected failures in our products and could result, in certain cases, in the removal of our products from the market. A product recall could result in significant costs. To the extent any manufacturing defect occurs, our agreement with the third-party OEMs may contain a limitation on the OEMs liability, and therefore we could be required to incur the majority of related costs. Product defects or recalls could also result in negative publicity, damage to our reputation or, in the event of regulatory developments, delays in new product acceptance.

Our products incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Our software may experience errors or performance problems in the future. If any part of our products’ hardware or software were to fail, the service mission could be compromised. Additionally, users may not use our products in accordance with safety protocols and training, which could amplify the risk of failure. Any such occurrence could cause delay in market acceptance of our products, damage to our reputation, product recalls, increased service and warranty costs, product liability claims and loss of revenue relating to such hardware or software defects.

We anticipate that as part of our ordinary course of business we may be subject to product liability claims alleging defects in the AMRs we procure. A product liability claim, regardless of our merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments. Although we maintain product liability insurance, as well as require the same from the OEMs the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Even if our products perform properly and are used as intended, if operators sustain any injuries while using our products, we could be exposed to liability and our results of operations, financial condition, and our reputation may be adversely affected.

Our products contain complex technology and must be used as designed and intended in order to operate safely and effectively. While we expect to develop a training, customer service and maintenance and servicing infrastructure to ensure users are equipped to operate our products in a safe manner, we cannot be sure that the products will ultimately be used as designed and intended. In addition, we cannot be sure that we will be able to predict all the ways in which use or misuse of the products can lead to injury or damage to property, and our training resources may not be successful at preventing all incidents. If operators were to cause any injuries or damage to property while using our products, in a manner consistent with our training and instructions or otherwise, we could be exposed to liability and our results of operations, financial condition and our reputation may be adversely affected.

We operate in a competitive industry that is subject to rapid technological change, and competitors may have or attain more resources and/or greater market recognition than we do.

Our competitor base may change or expand as we continue to develop and commercialize our AMR-based integrated robotics solutions in the future. Some of these companies are direct competitors, while others provide adjacent services such as delivery with autonomous vehicles on streets that could impact our market. A number of these companies may have, or may attain, more resources and/or greater market recognition than we do. These or other competitors may develop new technologies or products that provide superior results to customers or are less expensive than our products. Our technologies and products could have reduced competitiveness by such developments.

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Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing, manufacturing and other resources than we do, or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers could have long-standing or contractual relationships with competitors. Potential customers may be reluctant to adopt our products, particularly if they compete with or have the potential to compete with or diminish the need/utilization of products or technologies supported through these existing relationships. If we are not able to compete effectively, our business, prospects, financial condition, and operating results will be negatively impacted.

In addition, because we operate in a new market, the actions of our competitors could adversely affect our business. Adverse events such as product defects or legal claims with respect to competing or similar products could cause reputational harm to the robotics market on the whole and, accordingly, our business.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property, our ability to maintain any technological or competitive advantage over our competitors and potential competitors would be adversely impacted, and our business may be harmed.

Our success, in large part, depends on our ability to protect and maintain the proprietary nature of our technology. We must prosecute and maintain its existing patents and obtain new patents. Some of our proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with us. We cannot guarantee we will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect.

As of the date of this registration statement, we currently have one granted patent in Israel and two additional patents that are in the allowed phase one in Israel and one in Europe that we are waiting to be granted. In addition, we have additional applications progressing in other global regions, including the U.S. Europe, the U.K., Japan and South Korea. These patents center around our proprietary autonomous navigation technologies, with a strong emphasis on outdoor and indoor mobility in human-dense environments. They specifically cover advanced visual navigation, adaptive route planning, and obstacle-rich path execution core capabilities that differentiate our solution in real-world deployments.

We cannot assure investors that any of our currently pending or future patent applications will result in granted patents, and we cannot predict how long it will take for such patents to be granted or whether the scope of such patents, if granted, will adequately protect our products from competitors. It is possible that, for any of our patents that have been granted or that may be granted in the future, others will design alternatives that do not infringe upon our patented technologies. Further, we cannot assure investors that other parties will not challenge any patents granted to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, or such patents being interpreted narrowly or otherwise in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors may be diminished because of these uncertainties. For these and other reasons, our intellectual property may not provide us with any competitive advantage. For example:

●	We or our licensors might not have been the first to make the inventions covered by each of our pending patent applications or granted patents;

●	We or our licensors might not have been the first to file patent applications for our inventions. To determine the priority of these inventions, we may have to participate in derivation proceedings declared by the U.S. Patent and Trademark Office, or the USPTO, that could result in substantial cost to us. No assurance can be given that our patent applications or granted patents (or those of our licensors) will have priority over any other patent or patent application involved in such a proceeding;

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●	Others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies;

●	It is possible that our pending patent applications will not result in granted patents, and even if such pending patent applications grant as patents, they may not provide a basis for intellectual property protection of commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

●	We may not develop additional proprietary products and technologies that are patentable;

●	The patents of others may have an adverse effect on our business; and

●	While we apply for patents covering our products and technologies and uses thereof, as we deem appropriate, we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions.

Filing, prosecuting and defending patents on current and future products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, regardless of whether we are able to prevent third parties from practicing our inventions in the United States, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

If we fail to protect our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property. For these and other reasons, our intellectual property may not provide us with any competitive advantage.

If we or any of our partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on our business. We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Our success also depends on our ability to develop, manufacture, market and sell our products and perform our services without infringing upon the proprietary rights of third parties. Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we are developing products and services. As is common in the robotics industry, we also engage the services of specialized consultants and employees who are currently providing or previously provided services to our competitors and we may become subject to claims that we, an employee, a consultant or an independent contractor inadvertently or otherwise used or disclosed trade secrets, intellectual property or other information proprietary to their former employers or their former or current clients. As part of a business strategy to impede our successful commercialization and entry into new markets, competitors may claim that our products and/or services infringe their intellectual property rights and may suggest that we enter into license agreements.

Even if such claims are without merit, we could incur substantial costs and the attention of our management, and technical personnel could be diverted in defending us against claims of infringement made by third parties or settling such claims. Any adverse ruling by a court or administrative body, or perception of an adverse ruling, may have a material adverse impact on our ability to conduct our business and our finances. Moreover, third parties making claims against us may be able to obtain injunctive relief against us, which could block our ability to offer one or more products or services and could result in a substantial award of damages against us. In addition, since we sometimes indemnify customers, collaborators or licensees, we may have additional liability in connection with any infringement or alleged infringement of third-party intellectual property.

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There is a substantial amount of litigation involving patent and other intellectual property rights in the robotics space. As we face increasing competition and as our business grows, we will likely face more claims of infringement. If a third party claims that we or any of our licensors, customers or collaboration partners infringe upon a third party’s intellectual property rights, we may have to:

●	seek licenses that may not be available on commercially reasonable terms, if at all;

●	abandon any infringing product or redesign our products or processes to avoid infringement;

●	pay substantial damages including, in an exceptional case, treble damages and attorneys’ fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes upon or violates the third-party’s rights;

●	pay substantial royalties or fees or grant cross-licenses to our technology; or

●	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Competitors may infringe our patents or the patents that we license. In the event of infringement or unauthorized use, we may file one or more infringement lawsuits, which can also be expensive and time-consuming. An adverse result in any such litigation proceedings could put one or more of our patents at risk of being invalidated, being found to be unenforceable or being interpreted narrowly and could put our patent applications at risk of not being issued. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Patent litigation can be very costly and time consuming. Many of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation, or an adverse outcome, could have a material adverse effect on our ability to raise any funds necessary to continue our operations, continue our internal research programs, in-license needed technology, expose us to significant liabilities, or enter into development partnerships that would help us bring our products to market.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

The America Invents Act, or AIA, was signed into law on September 16, 2011, and many of the substantive changes under the AIA became effective on March 16, 2013 is the primary governing legislation in the United States and many of the countries we operate within have similar governing legislation. Additionally, courts and administrative bodies often issue rulings on matters related to patent and intellectual property enforcement actions, which may either adversely or beneficially impact our ability to enforce our patent and intellectual property rights within the United States and elsewhere. The laws governing patent prosecution and enforcement are subject to change in unpredictable ways and such changes may be influenced by rulings of courts and other administrative bodies. These changes may weaken our ability to obtain new patents and/or enforce the rights of our existing patents.

Security breaches and other disruptions could compromise our proprietary information and expose us to liability, which would cause our business and reputation to suffer.

We rely on trade secrets, technical know-how, and other unpatented proprietary information relating to our product development activities to provide us with competitive advantages. We protect this information by entering into confidentiality agreements with our employees, consultants, strategic partners, and other third parties. We also design our computer systems and networks and implement various procedures to restrict unauthorized access to the dissemination of our proprietary information.

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We face internal and external data security threats. For example, current, departing, or former employees or third parties could attempt to improperly use or access our computer systems and networks to copy, obtain, or misappropriate our proprietary information or otherwise interrupt our business. Like others, we are also subject to significant system or network disruptions from numerous causes, including computer viruses and other cyber-attacks, facility access issues, new system implementations, and energy blackouts.

Security breaches, computer malware, phishing, spoofing, and other cyber-attacks have become more prevalent and sophisticated in recent years. While we defend against these threats daily, we do not believe that such attacks have caused us any material damage to date. Because the techniques used by computer hackers and others to access or sabotage networks constantly evolve and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate all these techniques. As a result, our and our customers’ proprietary information may be misappropriated, and we cannot predict the impact of any future incident. Any loss of such information could harm our competitive position, result in a loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damages caused by the incident, and divert management and other resources. We routinely implement improvements to our network security safeguards, and we are devoting increasing resources to the security of our information technology systems. However, we cannot assure that such system improvements will be sufficient to prevent or limit the damage from any future cyber-attack or network disruptions.

The costs related to cyber-attacks or other security threats or computer systems disruptions typically would not be fully insured or indemnified by others. As a result, the occurrence of any of the events described above could result in the loss of competitive advantages derived from our intellectual property. Moreover, these events may result in the diversion of the attention of management and critical information technology and other resources, or otherwise adversely affect our internal operations and reputation or degrade our financial results and share price.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may use third-party open source software components in future products, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell such products.

We have chosen, and we may choose in the future, to use open source software in our products. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses may contain unfavorable requirements that could allow our competitors to create similar products with less development effort and time and ultimately could result in a loss of product sales.

Although we intend to monitor any use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that any such licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, there is no assurance that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.

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Risks Related to Government Regulation and Other Legal Compliance Matters

Our AMRs operate primarily indoors within customer facilities and, in some sites, along controlled-campus outdoor routes between buildings. Any safety incident, integration failure or operator error could jeopardize commercial relationships.

Regulatory and compliance risks apply to indoor and controlled-campus outdoor AMR deployments. Our solution must comply with electrical and radio regulations, transport and storage requirements for lithium-ion batteries, workplace safety rules, and facility approvals or certifications required by customers. If we operate on private or semi-private campus pathways between buildings, additional permissions may be needed. Changes in these frameworks, or non-compliance, could delay deployments or increase costs, which could impact our ability to operate our business.

In addition, our solution must comply with electrical and radio regulations, transport and storage requirements for lithium-ion batteries, workplace safety rules, and facility approvals or certifications required by customers. If we operate on private or semi-private campus pathways between buildings, additional permissions may be needed. Changes in these frameworks, or non-compliance, could delay deployments or increase costs.

Furthermore, the cellular network and radio systems contained in our robots are regulated by the Federal Communications Commission, which allocates cellular and wireless bandwidth to ensure minimal conflict between operators. Further, the battery packs within our robots use custom lithium-ion cells. The transportation and effective storage of lithium-ion batteries is tightly regulated by the U.S. Department of Transportation and other regulatory bodies. Any failure to comply with the Department of Transportation’s storage and transport requirements or the Federal Communications Commission’s regulations on wireless communications could result in fines, loss of permits and licenses or other regulatory consequences, which could limit our ability to procure and deliver our AMR-based integrated robotics solutions and negatively affect our business, prospects, financial condition, results of operations, and cash flows.

We may be subject to theft, loss, or misuse of personal data by or about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

In the ordinary course of our business, we have access to sensitive, confidential, or personal data or information regarding our employees and others that are subject to privacy and security laws and regulations. Therefore, the theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business, or by our third-party service providers, including business process software applications providers and other vendors that have access to sensitive data, could result in damage to our reputation, disruption of our business activities, significantly increased business and security costs or costs related to defending legal claims.

Laws, regulations, and other legislative efforts related to climate change, environmental concerns, and health and safety could result in increased operating costs, reduced demand for our products and services, or the loss of future business.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way we procure OEM-manufactured hardware or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations may require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in compulsory recovery and recycling of our products or components. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

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Further, climate change laws, environmental regulations, and other similar measures may have an effect on the operating activities of our customers, which may, in turn, reduce the demand for our products and services. To the extent increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events, such events could have a material adverse effect on the Company and potentially subject the Company to further regulation.

Our deployments do not involve offshore operations. We operate primarily indoors and, in some sites, along controlled-campus outdoor routes between buildings. We are subject to workplace, electrical and radio, battery, and facility-approval requirements applicable to indoor/campus AMR operations.

We may become subject to new or changing international, federal, state and local regulations, including laws relating to the design, manufacturing, marketing, distribution, servicing or use of our products. Such laws and regulations may require us to pause sales and modify our products, which could result in a material adverse effect on our revenues and financial condition. Such laws and regulations can also give rise to liability such as fines and penalties, property damage, bodily injury and cleanup costs. Capital and operating expenses needed to comply with laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Any failure to comply with such laws or regulations could lead to withdrawal or recall of our products from the market.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and data processed by us or third-party vendors.

Our business and operations involve the collection, storage, processing, and transmission of personal data and certain other sensitive and proprietary data of collaborators, customers, and others. Additionally, we maintain sensitive and proprietary information relating to our business, such as our own proprietary information and personal data relating to our employees. An increasing number of organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. We may be a target for attacks by state-sponsored actors and others designed to disrupt our operations or to attempt to gain access to our systems or data that is processed or maintained in our business.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our units; or (e) customer data that we processes or that our third-party vendors or suppliers process on our behalf. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against a target, we may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-and security-related incidents. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our units. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

We plan to include product services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance performance and for safety and cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use our product services and functionality to log information about each unit’s use in order to aid us in diagnostics and servicing. Our customers may object to the use of this data, which may require us to implement new or modified data handling policies and mechanisms, increase our unit maintenance costs and costs associated with data processing and handling, and harm our business prospects.

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Although we are in the process of implementing certain systems and processes that are designed to protect our data and systems within our control, prevent data loss, and prevent other security breaches and security incidents, these security measures cannot guarantee security. The IT and infrastructure used in our business may be vulnerable to cyberattacks or security breaches, and third parties may be able to access data, including personal data and other sensitive and proprietary data of us and our customers, collaborators and partners, our employees’ personal data, or other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our units, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any actual or perceived security breach or security incident, or any systems outages or other disruption to systems used in our business, could interrupt our operations, result in loss or improper access to, or acquisition or disclosure of, data or a loss of intellectual property protection, harm our reputation and competitive position, reduce demand for our products, damage our relationships with customers, partners, collaborators, or others, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, and any such incidents or any perception that our security measures are inadequate could lead to loss of confidence in us and harm to our reputation, any of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. We expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents and may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security laws and regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business, prospects, financial condition and operating results.

We are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information, including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

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The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, California adopted the California Consumer Privacy Act (“CCPA”), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states have begun to propose and enact similar laws. For example, Virginia has enacted the Virginia Consumer Data Protection Act, which provides for obligations similar to the CCPA, and which will go into effect January 1, 2023. As we expand our operations, the CCPA, CPRA, and other laws and regulations relating to privacy and data security may increase our compliance costs and potential liability. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

Additionally, as our international presence expands, we may become subject to or face increasing obligations under laws and regulations in countries outside the United States, many of which, such as the European Union’s General Data Protection Regulation (“GDPR”) and national laws supplementing the GDPR, as well as legislation substantially implementing the GDPR in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area (“EEA”). The GDPR also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The United Kingdom’s version of the GDPR, the UK GDPR, which it maintains along with its Data Protection Act (collectively, the “UK GDPR”), also provides for substantial penalties that, for the most serious violations, can go up to the greater of £17.5 million or 4% of a group’s worldwide turnover for the preceding financial year. Many other jurisdictions globally are considering or have enacted legislation providing for local storage of data or otherwise imposing privacy, data protection and data security obligations in connection with the collection, use and other processing of personal data.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance, including if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential action by governmental or regulatory authorities if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any actual or perceived inability of us to adequately address privacy and security concerns or comply with applicable laws, rules and regulations relating to privacy, data protection or data security, or applicable privacy notices, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities. Any such claims or other proceedings could be expensive and time-consuming to defend and could result in adverse publicity. Any of the foregoing may have an adverse effect on our business, prospects, results of operations, and financial condition.

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We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business, prospects, financial condition and operating results.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, business partners, third-party intermediaries, representatives, and agents from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to government officials, political candidates, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

We have direct and indirect interactions with foreign officials, including in furtherance of sales to governmental entities in non-U.S. countries. We sometimes leverage third parties to conduct our business abroad, and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees or these third-parties, even if we do not explicitly authorize or have actual knowledge of such activities. The FCPA and other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, there can be no assurance that all of our employees, business partners, third-party intermediaries, representatives, and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violations of the laws and regulations described above may result in whistleblower complaints, adverse media coverage, investigations, substantial civil and criminal fines and penalties, damages, settlements, prosecution, enforcement actions, imprisonment, the loss of export or import privileges, suspension or debarment from government contracts, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences, any of which could adversely affect our business, prospects, financial condition and operating results. In addition, responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Viewbix’s Business and Industry

Viewbix’s success depends, in part, upon the continued demand of digital advertising as an integral part of corporate marketing and internal communications plans and the continued growth and acceptance of digital content as effective alternatives to traditional offline marketing products and services.

Viewbix provides digital advertising platforms. Its revenues are derived from the sale of its platforms. If the demand for digital advertising does not continue to grow or customers do not embrace its platforms, this could have a material adverse effect on its business and financial condition.

Viewbix’s success also depends, in part, on its ability to compete for a share of available advertising/marketing expenditures as more traditional offline and emerging media companies continue to enter the digital advertising market, as well as on the continued growth and acceptance of digital advertising generally. If for any reason digital advertising is not perceived as effective (relative to traditional advertising), web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and/or the industry fails to effectively manage click fraud, the market for digital advertising will be negatively impacted. Any lack of growth in the market for digital advertising could adversely affect its business, financial condition, and results of operations.

Online platform updates, including operating systems, search engines, browsers and social media might affect Viewbix’s ability to generate revenues, temporarily or permanently.

Viewbix complies with certain guidelines promulgated by online platforms for the use of the respective brands and services. Online platforms may unilaterally update their policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of its advertising solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on its business, its financial condition and results of operations. Noncompliance with platforms’ guidelines, whether by it or by third parties it works with, if not cured, could result in such online platforms’ suspension of some or all of their services to it, or to the websites of third parties it works with, or the reimbursement of funds paid to it, or the imposition of additional restrictions on our advertising abilities or the termination of certain advertising agreements with its customers.

Should the providers of internet browsers, advertisement platforms and Search Engines further regulate, constrain or limit Viewbix’s ability to offer advertising services, or materially change their guidelines, technology or the way they operate, its ability to generate revenue from advertising could be significantly reduced.

As Viewbix provides its services through the internet, it’s reliant on its ability to work with the different internet browsers, search engines and advertisement platforms. If Microsoft, Google, Apple, Meta or other companies that provide internet browsers, advertisement platforms and search engines, effectively further restrict, discourage or otherwise hamper companies, like Viewbix, from offering or advertising services, this would continue to cause a material adverse effect on its revenue and its financial results.

The use of third-party software solutions for the purpose of blocking ads and / or alerts may cause Viewbix’s business to suffer.

Digital advertising may be blocked by third-party providers. As a result, Viewbix may lose both existing and potential new customers and its ability to generate revenue will be negatively impacted.

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Viewbix depends on supply sources to provide it with an advertising inventory in order for it to deliver advertising campaigns in a cost-effective manner.

Viewbix relies on a diverse set of publishers including direct publishers, advertising exchange platforms, social networks and other platforms, that aggregate advertising inventory, to provide it with high-quality digital advertising inventory on which it delivers ads, collectively referred to as “supply sources”. The future growth of Viewbix’s advertising business will depend, in part, on its ability to maintain, expand and further develop successful business relationships in order to increase the network of its supply sources.

Viewbix’s supply sources typically make their advertising inventory available to it on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to it or to provide it with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with Viewbix, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to Viewbix, or they may allocate their advertising inventory to its competitors who offer more favorable economic terms, better solutions and advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for Viewbix’s solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with Viewbix’s competitors, which could limit its access to a meaningful supply of inventory. As a result of all of these factors, Viewbix’s supply sources may not supply it with sufficient amounts of high-quality digital advertising inventory in order for it to fulfill the demands of its advertising customers.

Because of these factors, Viewbix seeks to expand and diversify its supply sources; nonetheless, if its supply sources terminate or reduce its access to their advertising inventory, increase the price of inventory or place significant restrictions on the sale of their advertising inventory, or if platforms or exchanges terminate its access to them and it is unsuccessful in establishing or maintaining its relationships with supply sources on commercially reasonable terms, it may not be able to replace this with inventory from other supply sources that satisfy its requirements in a timely and cost-effective manner. If any of these happens, Viewbix’s revenue could decline or its cost of acquiring inventory could increase, which, in turn, could lower its operating margins and materially adversely affect its advertising business.

Reliance upon Viewbix’s top customers may adversely affect its revenue and operating results.

Viewbix’s main customers represented approximately 79% and 65% of its consolidated revenue for the years ended December 31, 2024, and 2023, respectively on a pro forma basis. It is likely that Viewbix will depend on a relatively small number of customers for a significant portion of its revenue in the future. If a top customer fails to pay Viewbix, cash flow from operations would be impacted and its operating results and financial condition could be harmed. Additionally, if Viewbix were to lose a material customer, it may not be able to offer its services at similar utilization or pricing levels and such loss could have an adverse effect on its business until the services are offered at similar utilization or pricing levels.

Reliance upon material suppliers may adversely affect Viewbix’s revenue and operating results.

Viewbix is dependent on certain material suppliers and service providers for some of the services it renders. In certain cases, Viewbix relies on a single supplier and/or service provider for the services it offers its customers. In most cases Viewbix does not have long term contracts with these suppliers, and even in the cases where it does, the contracts include significant qualifications that would make it extremely difficult for it to force the supplier or service provider to provide it with their services, should they choose not to do so. Viewbix is therefore subject to the risk that these third-parties it works with will not be able or willing to continue to provide it with services that meet its specifications, quality standards and delivery schedules. Factors that could impact these third parties’ willingness and ability to continue to provide Viewbix with the required services include disruption at or affecting their facilities, such as work stoppages or natural disasters, adverse weather or other conditions that affect their supply, their financial conditions and/or deterioration in its relationships with these third parties. In addition, Viewbix cannot be sure that it will be able procure the services its needs on satisfactory terms. Any increase in costs could reduce Viewbix’s revenues and harm its gross margins. In addition, any loss of a material supplier and / or service provider may permanently cause a change in one or more of Viewbix’s services that may not be accepted by its customers or cause it to eliminate that product altogether.

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Viewbix may not be able to receive credit facility to fund its operations on favorable terms, if at all.

Viewbix generally finances its operations primarily through a combination of cash flow generated from operations and borrowings under its credit facilities, loans, and through credit with its vendors. Viewbix’s ability to access capital through its existing credit facilities and raise additional capital by expanding its credit facilities on economically favorable terms (including available borrowing line and the rate of interest charged thereunder) or at all, or if it is in violation of its financial covenants in the future and does not receive a waiver, depends on its ability to stay in compliance with a financing agreement, which imposes certain limitations. In addition, and as a result of the decrease in its revenues, Viewbix’s financial performance has been negatively impacted, which may affect the terms on which it is able to obtain credit facilities and loans.

If adequate capital is not available at the time Viewbix needs it, it may have to curtail future growth or change its expansion plans, which could have a material adverse effect on it.

If borrowing under Viewbix’s existing credit facilities is reduced, or otherwise becomes unavailable, or it is unable to arrange substitute financing facilities or other sources of capital, its ability to fund its operations would be impaired, which would have a material adverse effect on its results of operations.

Viewbix may be unable to pay its obligations when they become due.

Viewbix has financed its acquisitions principally through the raising of debt, credit facilities, and its operations through credit with our vendors. Its ability to continue its operations and to pay its obligations, including under a financing agreement with Bank Leumi Le Israel Ltd (the “Financing Agreement”) and credit facilities, when they become due is contingent upon obtaining additional financing.

In addition, during August 2024, Viewbix renegotiated the terms of the Financing Agreement and entered into the Fourth Addendum to the Financing Agreement. The availability of the credit facilities is subject to Viewbix successfully raising additional capital and depositing at least $2,000,000 with Gix Media. If Viewbix and certain of its subsidiaries cannot maintain compliance with the terms and covenant of the Financing Agreement, or if it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, and/or consider reductions in personnel costs or other operating costs, in addition to the measures currently contemplated pursuant to the Financing Agreement.

Viewbix’s success is dependent on the preferences of consumers, internet users and advertisers.

Viewbix’s services rely on the digital devices used by consumers and users. To the extent that users change their consumption habits, or to the extent that traffic does not grow, its activities may decrease and its business operations could be harmed.

A change in advertisers’ preferences could also affect Viewbix’s operations. Advertisers may change their preferences relating to their willingness to work with certain technologies and certain advertising platforms, which could reduce Viewbix’s activities and harm its business operations.

A loss of the services of Viewbix’s technology vendors could adversely affect the execution of its business strategy.

Should some of Viewbix’s technology vendors terminate their relationship with Viewbix, Viewbix’s ability to continue the development of some of its platforms could be adversely affected, until such time that Viewbix finds adequate replacement for these vendors, or until such time that it can continue the development on its own.

The report of Viewbix’s independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern, which could prevent its from obtaining new financing on reasonable terms or at all.

The report of Viewbix’s independent registered public accounting firm on its audited consolidated financial statements for the year ended December 31, 2024, contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern. Viewbix’s audited consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding its ability to continue as a going concern. This going concern opinion could materially limit its ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on its consolidated financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Until Viewbix can generate significant recurring cash flow, it expects to satisfy its future cash needs through debt or equity financing. Viewbix cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, it may be required to delay or reduce the scope of its operations.

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Viewbix’s Search Platform depends heavily upon revenue generated from the material agreement with the Gix Major Customer, and any adverse change in that agreement could adversely affect Viewbix’s business, financial condition and results of operations.

Viewbix is highly dependent on the material agreement with the Gix Major Customer. If this material agreement is terminated or substantially amended (not on favorable terms), Viewbix would experience a material decrease in its revenue from its Search Platform or the profits it generates and would be forced to seek alternative customers, at less competitive terms or accelerate the business we have with the current search engines. There are few companies in the market that provide internet search and search advertising services with whom Viewbix can directly engage with in the same manner which it is engaged with the Gix Major Customer. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. Viewbix may divert its operations and user traffic to other third-party partners which provide search feed to search engines, however it cannot guarantee that it will be successful. If Viewbix fails to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations it has with such alternative search providers, or if it does, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, it would experience a material reduction in its revenue and, in turn, its business, financial condition and results of operations would be adversely affected.

Viewbix relies on third-party Internet, mobile, and other products and services to deliver our mobile and web applications our customers, and any disruption of, or interference with, its use of those services could adversely affect its business, financial condition, results of operations, and customers

A failure in our technology infrastructure may adversely affect Viewbix’s business and financial condition and disrupt our customers’ businesses.

Viewbix utilizes “Cloud” servers, which are not immune to failures and is not without substantial risk, particularly at a time when businesses of almost every kind are finding themselves subject to an ever-expanding range of privacy, data collection and processing and cybersecurity laws and regulations, document retention requirements, and other standards of accountability. Such failures and risks, if materialized, could affect Viewbix’s activities, including its ad space-purchasing and processing capabilities.

Risks Related to Viewbix’s Competition

Large and established internet and technology companies, such as Google and Facebook, play a substantial role in the digital advertising market and may significantly impair Viewbix’s ability to operate in this industry.

Google is a substantial player in the digital advertising market along with other players such as Microsoft. In addition, a small number of social network companies, such as Facebook, account for a large portion of digital advertising budgets. The high concentration of power among Google, Facebook and some other large market participants causes Viewbix to be subject to any unilateral changes they may make with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, Viewbix could have limited ability to respond to, and adjust for, changes implemented by large market participants.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace. If Viewbix fails to comply or adopt to such changes, on the same level as our competitors, it may harm its ability to compete effectively in its market and operate in its market.

The digital advertising market is highly competitive. If Viewbix cannot compete effectively in this market, its revenues are likely to decline.

Viewbix faces intense competition in the marketplace. It operates in a dynamic market that is subject to rapid development and introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands and industry guidelines, all of which affect its ability to remain competitive. There are a large number of companies and advertising technology companies that offer products or services similar to Viewbix’s and that compete with it for finite advertising budgets. There are also a large number of niche companies that are competitive with Viewbix, as they provide a subset of the services that Viewbix provides. Some of Viewbix’s existing and potential competitors may be better established, benefit from greater name recognition, may offer solutions and technologies that Viewbix does not offer or that are more evolved than Viewbix’s, and may have significantly more financial, technical, sales and marketing resources than Viewbix does. In addition, some competitors, particularly those with a larger and more diversified revenue base and a broader offering, may have greater flexibility than Viewbix does to compete aggressively on the basis of price and other contract terms as well as respond to market changes. Additionally, companies that do not currently compete with Viewbix in this space may change their services to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions. If Viewbix’s platforms are not perceived as competitively differentiated or Viewbix fails to develop adequately to meet market evolution, it could lose customers and market share or be compelled to reduce its prices and harm its operational results.

Viewbix’s implementation and use of artificial intelligence technologies may not be successful, which may impair its ability to compete effectively, result in reputational harm and have an adverse effect on its business.

Viewbix uses artificial intelligence technologies (“AI”) throughout its business and continuously attempts to improve its use of such technologies. For example, Viewbix uses AI to translate articles from English into multiple languages on its content platform. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining, and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance Viewbix’s products or services or be beneficial to its business, including to its efficiency or profitability. In addition, the market for AI is rapidly evolving and remains unproven in many industries, including Viewbix’s own. Viewbix cannot ensure that the market will continue to grow or that it will grow in the manner it anticipates.

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Viewbix is currently in various stages of development of its AI systems, and it may not be successful in such development in the face of novel and evolving technical, reputational and market factors. The development, maintenance and operation of Viewbix’s artificial intelligence technologies are expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects, or errors. Furthermore, Viewbix uses third-party AI technologies or software, which may introduce significant risks to its cybersecurity as these could spread vulnerabilities, defects viruses, ransomware, or malware through our products and/or services across its supply chain and operations. Viewbix may encounter technical obstacles, and it is possible that it may discover additional problems that may prevent its technologies from operating properly, which could adversely affect its business, customer relationships and reputation.

Viewbix faces significant competition from other companies in its industry in relation to the development and deployment of AI. Those other companies may develop AI technologies that are similar or superior to Viewbix’s and/or are more cost-effective and/or quicker to develop and deploy. If Viewbix cannot develop, offer, or deploy new AI technologies as effectively, as quickly and/or as cost-efficiently as its competitors, Viewbix could experience a material adverse effect on its operating results of operation, customer relationships and growth.

Viewbix may not be able to protect its systems, technology, and infrastructure from cyberattacks.

Viewbix relies on information technology systems to operate and manage its business and to process, maintain, and safeguard information, including information related to its customers, partners, and personnel. This information is stored and managed within its internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers. These systems, whether operated internally or externally, may be subject to attacks by perpetrators of malicious technology-related events, such as the use of botnets, malware or other destructive or disruptive software, distributed denial of service attacks, phishing, attempts to misappropriate user information and other similar malicious activities. The incidence of events of this nature (or any combination thereof) is on the rise worldwide. Since the beginning of the war between Israel and Hamas which began on October 7, 2023, Israeli and Israeli associated companies have become more frequent targets of cyberattacks. As such, the risk of a cyberattack against Viewbix’s platforms may become heightened. While Viewbix continuously develops and maintains systems designed to detect and prevent events of this nature from impacting its platforms, Viewbix has invested and continues to invest in these efforts. These efforts are costly and require ongoing monitoring and updating as technologies change and efforts to overcome preventative security measures become more sophisticated.

Any event of this nature that Viewbix experiences could damage its systems, technology, or infrastructure, prevent Viewbix from providing its services, compromise the integrity of its services, damage its reputation and/or be costly to remedy, as well as subject Viewbix to investigations by regulatory authorities, fines and/or litigation that could result in liability to third parties.

As the regulatory framework for AI evolves, including with respect to unintentional bias and discrimination, Viewbix’s business, financial condition, and results of operations may be adversely affected.

Viewbix’s business increasingly relies on artificial intelligence technologies. The regulatory framework for this technology is rapidly evolving, and Viewbix may not always be able to anticipate how to respond to these laws or regulations. Many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence.

For example, in October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (“The Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Order has established certain new standards for the training, testing and cybersecurity of sophisticated artificial intelligence models, and the Order has also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate. Such additional regulations may impact Viewbix’s ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future.

It is possible that the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of Viewbix’s platforms and services and the way in which it uses artificial intelligence, including with respect to how it trains its models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject Viewbix to legal or regulatory liability. Further, the cost of complying with such laws or regulations could be significant and would increase Viewbix operating expenses, which could adversely affect its business, financial condition and results of operations.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

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Following the October 7, 2023 attacks by Hamas, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. In addition, in October 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition. As a result, the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. As of the date hereof, a ceasefire agreement has been reached with Iran, however there is no assurance that this agreement will be upheld and military activity and hostilities may continue to exist at varying levels of intensity.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service, including the CEO of Gix Media who was called up for reserve service, but has since returned to work full time and his pre-war military reserve duties. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. We rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. The absence of our employees or service providers due to their military service in the future may materially and adversely affect our ability to conduct our operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Certain of our employees and consultants in Israel, including members of our senior management, may be obligated to perform military reserve duty generally until they reach the age of 40 (or older, for officers or other citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

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We are exposed to fluctuations in currency exchange rates.

Our functional currency is the U.S. dollar and our revenue and expenses are primarily denominated in U.S. dollars, with the exception of a portion of our operating expenses that consists of employee salaries and lease payments on our Israeli facilities, which are incurred in NIS. In addition, Viewbix’s revenues are denominated primarily in U.S. dollars, and we expect its future revenues to be denominated primarily in U.S. dollars. However, certain amount of our Viewbix’s expenses and investments are in NIS. Therefore, we are exposed to currency exchange fluctuations in other currencies, particularly in NIS and the risks related thereto. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Thus, we are exposed to the risks that: (a) the NIS may appreciate relative to the dollar; (b) the NIS devalue relative to the dollar; (c) the inflation rate in Israel may exceed the rate of devaluation of the NIS; or (d) the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. We may in the future to receive grants from governmental authorities, including grants from the Israel Innovation Authority (“IIA”) and similar bodies, which are provided for research and development purposes. These incentives and grants impose restrictions on the activities of the recipient companies, such as limitations on manufacturing outside of Israel and on selling know-how to foreign entities. Violating these restrictions, according to the approval letters and relevant laws, may subject the violating companies to various sanctions, including financial and criminal penalties. Changes in the budgets of the aforementioned governmental bodies, which prevent or reduce the grants and/or incentives we may receive in the future, could materially impact our operations and results. Furthermore, foreign investments are influenced, among other things, by the continued encouragement of foreign investments by regulatory bodies in Israel, including in the area of taxation. If such encouragement of foreign investments is discontinued and/or restricted, it could harm foreign investments in us and consequently impair our operations.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Deliverz.ai’s research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1.4 million ($384 thousand) and NIS 1.46 million ($401 thousand) that Deliverz.ai received from the IIA as of December 31, 2024 and September 30, 2025, respectively. With respect to the royalty-bearing grants, we are committed to pay royalties at a rate of 2.5% to 3% on sales proceeds from our products that were developed under IIA programs, up to the total amount of grants received and bearing interest rate at an annual rate of SOFR applicable to U.S. dollar deposits. As of December 31, 2024 and September 30, 2025, Deliverz.ai did not recognize a liability to the IIA, as there is uncertainty regarding the generation of future revenues and the completion of the development. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024, the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024, the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Additionally, if the IIA’s research committee grants us approval to transfer manufacturing rights or part of them outside of Israel, according to the provisions of the Research Law and the relevant benefit track, we will be required to pay royalties up to a total amount equal to 300% of the IIA grant amount plus annual interest, as determined by the IIA and according to the manufacturing rights which transfer outside of Israel is approved by the IIA. We do not anticipate being required to pay royalties at the increased rate. Furthermore, if the IIA’s research committee grants us approval to transfer know-how outside of Israel, according to the provisions of the Research Law and the relevant benefit track, we will be required to pay royalties up to a total amount equal to up to six times the total grants received by us under the Research Law and other IIA support tracks, regarding that know-how, plus annual interest.

We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development. As part of the conditions for receiving the IIA grant, we committed, among other things, to comply with the provisions of the Research Law and the intellectual property laws as they may be in effect from time to time in Israel. We also committed that if it is convicted of an offense under the intellectual property laws of Israel, in a final and conclusive judgment in an Israeli court, the IIA may cancel any benefit we received from it, including a grant, loan, tax benefit, or any other financial advantage, or part of such benefit, and demand their return with interest and linkage differentials as required by law. Additionally, we and our controlling shareholder or interested party (as defined in the Securities Law), as applicable, should report to the IIA’s research committee on any change in control of the company and any change in the holding of control means (as defined in the Securities Law) in the company, which makes someone who is not an Israeli citizen or resident or a corporation incorporated in Israel, a direct interested party in the company. Upon such reporting, the interested party will sign an undertaking towards the IIA to comply with the provisions of the Research Law in the form published by the IIA.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We generally enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions. Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employees’ service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We have non-competition agreements with our employees, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

In addition, Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.

Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

Provisions in our articles of association may discourage, delay, prevent or otherwise impede a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their ordinary shares. As such, these provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

As a corporation incorporated under the laws of the State of Israel, we are also subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

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Rights and responsibilities of shareholders will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Risks Related to Ownership of Our Ordinary Shares

The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment.

The market price of our ordinary shares is likely to be volatile. This volatility may prevent you from being able to sell your ordinary shares at or above the price you paid for your securities. Our share price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere.

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In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance, and we have little or no control over these factors.

There has been no prior public market in the United States for our ordinary shares, and an active trading market in the United States may not develop.

Prior to the anticipated listing of our ordinary shares on Nasdaq, our ordinary shares have traded only on the TASE and there has been no public market in the U.S. for our ordinary shares. There can be no assurance that our application to list our ordinary shares on Nasdaq will be approved, or that an active trading market in the U.S. will develop or, if developed, that it will be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration. The lack of an active trading market may also reduce the fair value of your shares. When our ordinary shares commence trading on Nasdaq, we expect the initial listing price of our ordinary shares to likely be based on the current trading price of our ordinary shares on the TASE. However, we cannot predict the price at which our ordinary shares will trade and cannot guarantee that investors can sell their shares at any particular price. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or maintained in Israel.

Our management team will have broad discretion in making strategic decisions to execute their growth plans, and there can be no assurance that our management’s decisions will result in successful achievement of our business objectives or will not have unintended consequences that negatively impact our growth prospects.

Our management will have broad discretion in making strategic decisions to execute their growth plans and may devote time and company resources to new or expanded solution offerings, potential acquisitions, prospective customers or other initiatives that do not necessarily improve our operating results or contribute to our growth. Management’s failure to make strategic decisions that are ultimately accretive to our growth may result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our ordinary shares to decline.

Our principal shareholders have significant influence over us.

As of the date of this registration statement, our principal shareholders each holding more than 5% of our outstanding ordinary shares collectively beneficially own approximately 47.64% of our outstanding ordinary shares. See “Item 7.A. Major Shareholders”. These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our ordinary shares have been trading on the TASE since February 25, 1994. Assuming that our ordinary shares are listed for trading on the Nasdaq, trading in our ordinary shares will take place in different currencies (U.S. dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on the Nasdaq.

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If our existing shareholders sell ordinary shares, either on the TASE or Nasdaq, after our anticipated listing, the market price of our ordinary shares could decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares on the TASE or Nasdaq. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of the date of this registration statement, we have a total of 2,075,079 ordinary shares outstanding. All of our outstanding shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates may be sold only in compliance with Rule 144 of the Securities Act and an aggregate of 622,524 ordinary shares issued in connection with the Deliverz.ai acquisition are subject to additional restrictions under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law. Under Israeli Securities Law, no sales are permitted for the first six months after issuance, and for the following 18 months, sales each quarter cannot exceed 1% of the company’s outstanding share capital or, on any given trading day, more than the average daily trading volume on the TASE during the prior eight weeks.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plans. The ordinary shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover approximately ordinary shares.

As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the ordinary shares, our share price and trading volume could decline.

The trading market for the ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ordinary shares, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ordinary shares or trading volume to decline.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Following our anticipated listing on Nasdaq, we will become subject to the periodic reporting requirements of the Exchange Act. Although we evaluated our internal controls over financial reporting and identified no material weakness, we may not have developed sufficient infrastructure to accurately and timely report our financial results and may otherwise have material weaknesses over internal systems of control leading to delay, errors and restatement of financial statements. We cannot provide assurance that material weaknesses or control deficiencies will not occur in the future.

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There is a possibility that we, once a public company, will be unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our shares could be negatively affected. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company” as defined in the JOBS Act (unless we meet the requirements of a non-accelerated filer). If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures, or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our independent registered public accounting firm. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our ordinary shares, and could adversely affect our ability to access the capital markets.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. See “Item 5 –Operating and Financial Review and Prospects”, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

We have never paid cash dividends on our share capital, and we do not plan on paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not plan on paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in ordinary shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends.

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We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect we were a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayers who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ordinary shares in the event that we are a PFIC (see “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:

●	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation

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We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for the ordinary shares, and the trading price may be more volatile and may decline.

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted, and decided to elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain requirements applicable to U.S. domestic registrants.

We will follow Israeli laws and regulations that are applicable to Israeli companies. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Israeli laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

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We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we will become a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the listing. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our second annual report on Form 20-F for the fiscal year ended December 31, 2023. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

The estimates of market opportunity and forecasts of market growth included in this registration statement may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this Annual Report.

In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this registration statement should not be taken as indicative of our future growth.

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ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Gix Internet Ltd. (the “Company”). We are a company limited by shares organized under the laws of the State of Israel and were incorporated on July 24, 1978, under the name Theodor Herzl Hotel Jerusalem Ltd. On November 8, 1993, we changed our name to Maariv Holding Ltd, on October 24, 2013, we changed our name to Algomizer Ltd, and on June 6, 2020, we changed our name to Gix Internet Ltd.

On February 7, 2019, we entered into share exchange agreement (the “Recapitalization Transaction”) with Viewbix Inc. (Nasdaq: VBIX) (f/k/a Virtual Crypto Technologies, Inc.), a company organized under the laws of the State of Delaware (“Viewbix”), pursuant to which we assigned, transferred and delivered 99.83% of our holdings in Viewbix Ltd., a company organized under the laws of the State of Israel (“Viewbix Israel”), to Viewbix in exchange for shares of restricted common stock, par value $0.0001 per share, of Viewbix, which resulted in Viewbix becoming a majority-owned subsidiary of the Company. In connection with the Recapitalization Transaction, effective as of July 26, 2019, Viewbix’s name was changed from Virtual Crypto Technologies, Inc. to Viewbix Inc. As of the date hereof, we expect to hold approximately 21.13% of Viewbix’s outstanding shares of common stock following the closings of the November 2025 Private Placement and Quantum Acquisition (each as defined below and as further described below in Item 4. “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in Our Business”. On September 25, 2025, following a decrease in our holding percentage in Viewbix and a change in the composition of Viewbix’s board of directors, we lost control over Viewbix. Accordingly, we will cease to consolidate the financial statements of Viewbix as of the date of the change in control.

On January 5, 2025, we entered into a securities exchange agreement (the “Securities Exchange Agreement”) with Deliverz.ai, a company organized under the laws of the State of Israel, and all of the shareholders of Deliverz.ai (the “Deliverz.ai Shareholders”) pursuant to which we issued to the Deliverz.ai Shareholders an aggregate of 25% of our issued and outstanding capital stock on a pro rata and post-closing basis, equal to 518,770 of our ordinary shares in exchange for 100% of Deliverz.ai’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 1,000,000 Deliverz.ai ordinary shares. In addition, we also issued 103,754 of our ordinary shares, representing 5% of our issued and outstanding capital stock on post-closing basis, as a finder’s fee to the finder that introduced us to Deliverz.ai. The transactions contemplated by the Securities Exchange Agreement closed on July 10, 2025 subject to the satisfaction of customary closing conditions, which resulted in Deliverz.ai becoming a wholly-owned subsidiary of the Company. Pursuant to the Securities Exchange Agreement, we may issue to Deliverz.ai Shareholders up to an additional 537,634 ordinary shares upon the achievement of certain milestones.

Our principal executive offices are located at 3 Hanehoshet St, Building B, 7th floor, Tel Aviv, Israel 6971068, and our telephone number is +972-9-774-1505.

We completed our initial public offering in Israel in February 25, 1994 and our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “GIX.”

Our capital expenditures for the years ended December 31, 2024, and 2023 were $1 thousand and $16 thousand, respectively. Our current capital expenditures the involve purchase of property and equipment.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.gix-internet.com. Information contained on or accessible through our website is not a part of this registration statement, and the inclusion of our website address herein is an inactive textual reference only.

We use our website (http://www.gix-internet.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this registration statement.

We have not had any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies.

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B. Business Overview

Introduction

We, being Gix Internet, through our wholly-owned subsidiary, Deliverz.ai, an Israeli-based software company founded in 2017 by Amir Nardimon, specialize in the development of advanced logistics automation solutions that integrate with third-party autonomous robots. We do not manufacture our own robots—instead, we partner with leading hardware manufacturers to deploy our proprietary software stack, creating a unified, intelligent delivery solutions optimized for complex, high-traffic environments, such as hospitals and large campuses.

Our robotic platform enables autonomous navigation across multi-building, multi-floor facilities, including the ability to operate safely in high-density human environments. Coupled with its proprietary operations control and management system, we offer a complete solution for streamlining deliveries of medical supplies, lab samples, and pharmaceuticals, reducing operational costs, minimizing human error, and enhancing patient care through improved service continuity.

We leverage artificial intelligence (AI), computer vision, and machine learning algorithms to continuously improve path optimization, resource allocation, and predictive logistics. Our platform is designed to integrate seamlessly with physical infrastructures such as elevators and automated gates, and is capable of real-time analytics, exception handling, and decision-making with minimal human intervention.

Historically, we have carried out ad-tech operations via our digital advertising business unit through our stake in Viewbix. However, as a result of certain departures from Viewbix’s board of directors and the dilution in our holdings in Viewbix, while our digital advertising business unit remains, and is expected to continue to remain, an important part of our business, we are in the early stages of transitioning our active business operations to be conducted primarily through Deliverz.ai. Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and have adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. As we progresses in transitioning our business strategy, it is expected that Deliverz.ai will carry out our primary operational activities and be the vehicle through which we pursue our business strategy. See “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in our Business” and “Item 5 –Operating and Financial Review and Prospects—Overview— Changes in our Business” for additional information.

Market Overview, Size and Trends

According to Global Market Insights, the global medical robots market size reached was valued at $12.8 billion in 2024 and is estimated to grow at 16.6% compounded annual growth rate (CAGR) from 2025 to 2034, primarily driven by the growing demand for automation in healthcare facilities, coupled with government and private sector investments, as well as the increasing demand for minimally invasive surgery. According to the same report, rising healthcare costs are driving providers to adopt technologies that enhance efficiency and reduce patient care costs as medical robots can perform certain tasks autonomously, reduce human errors, and optimize resource utilization, making them a cost-effective solution. Additionally, these robots improve precision in surgeries, offer consistent care in rehabilitation, and enhance patient monitoring, leading to better patient outcomes and satisfaction. Over the past decade, the digital transformation of the healthcare sector has prompted the adoption of automated technologies. Hospitals and pharmacies are leveraging recent breakthroughs such as automated pill counters, robotic dispensing machines, and barcode scanners to enhance day-to-day operations. Such technological advancements are helping reduce the risk of manual errors in medication dispensing thus improving patient safety.

With emerging economies investing heavily in strengthening healthcare infrastructure and the establishment of modern and fully-equipped hospitals and medical centers, the adoption of hospital robots and the use of robots in medical settings in expected to increase. Hospital robots have emerged as a popular way to perform an array of healthcare operations, speeding up delivery, supply, and disinfection. Furthermore, advancements in autonomous mobile robots (AMRs) are eliminating the need for manual interventions across complex tasks.

Another key market to our company is the autonomous last-mile delivery market, which, according to Research and Markets, was valued at $21.9 billion in 2024 and is expected to reach $96.8 billion by 2033, growing at a CAGR of 17.95% during the forecast period. The growth is primarily driven by the growing demand for effective delivery methods to ensure more rapid accessibility of products among consumers. According to the same source consumer expectations for speed, reliability, and sustainability have driven logistics providers to rethink traditional delivery models and explore autonomous last-mile solutions. The convergence of e-commerce proliferation and urban congestion challenges has elevated the strategic importance of deploying aerial and ground vehicles capable of navigating complex delivery environments. Advanced robotics, machine learning, and electric propulsion technologies are redefining operational cost structures and enabling contactless drop-offs in settings ranging from dense city centers to suburban neighborhoods.

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Go-to-Market Strategy

Our initial focus will be on the following market segments:

●	Healthcare (Hospitals and Medical Centers): automating deliveries of medical supplies, lab samples, and pharmaceuticals. We have seen hospital and healthcare networks be early adopters of our solutions as they require a high need for streamlined logistics.

●	Corporate, Industrial and Commercial Campuses: managing multi-building, multi-floor, human-dense environments with logistics needs for large manufacturing complexes, office parks and business districts.

●	Residential and Smart Communities: streamlining last-mile deliveries in gated communities and large apartment complexes.

Our current customer acquisition strategy is comprised of three phases:

●	Phase 1: Direct Sales to Enterprise Clients

○	Engage hospitals, logistics heads, and facility managers through direct outreach and referrals.
○	Leverage pilot programs and proof-of-concept (POC) deployments to demonstrate return on investment.
○	Build partnerships with robot manufacturers and hospital enterprise resource (ERP) planning providers.

●	Phase 2: Strategic Partnerships and Channel Sales

○	Partner with robotics vendors and integrators, ERP providers and Internet of Things (IoT) companies for co-selling.
○	Collaborate with healthcare logistics service providers (e.g., supply chain managers for hospitals).
○	Offer white-labeled solutions for third-party logistics providers (3PLs).

●	Phase 3: Inbound and Digital Expansion

○	Thought Leadership: Publish case studies and white papers on hospital logistics efficiency.
○	Industry Events: Present at healthcare and robotics expos (HIMSS, CES, LogiMed).
○	Referral and Network Growth: Leverage successful hospital deployments to enter hospital groups and chains.

Products and Services

The Deliverz.ai solution consists of two main components:

1.	Autonomous Mobile Robots (AMRs): These robots are equipped with advanced AI and computer vision technologies, allowing them to navigate autonomously across complex indoor and outdoor environments. They are capable of operating across floors using elevator integrations, navigating in crowded hallways, opening automated doors via radio frequency identification (RFID), and communicating with humans through voice interaction using natural language processing (NLP). The robots are built in collaboration with leading hardware manufacturers and are customized to deliver payloads such as medical equipment, lab samples, and pharmaceuticals.

Deliverz.ai’s autonomous delivery solution is a commercial-grade robot, serving as the core mobile base for autonomous logistics tasks in hospitals and commercial campuses.

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The robot is built on a robust mobile base with high maneuverability and long runtime capabilities. Key features include:

●	Chassis and Locomotion:

○	Holonomic base with omnidirectional movement, enabling smooth navigation in tight indoor spaces.
○	LIDAR-based SLAM (Simultaneous Localization and Mapping) for real-time mapping and obstacle avoidance as well as a set of 3D cameras for visual SLAM and obstacle avoidance.
○	Integrated depth sensors and sonar to detect drop-offs, stairs, and low-lying objects.
○	Dynamic obstacle re-routing, allowing safe movement in crowded environments.

●	Computing and Connectivity:

○	Onboard computing unit with graphics processing unit (GPU) acceleration for real-time visual processing.
○	Dual-band Wi-Fi, 4G/5G support, and optional LAN integration for network redundancy.
○	10.1 inch touchscreen display for interaction and status monitoring.
○	Multiple microphone arrays and speaker system for voice interaction.

●	Camera Suite:

○	Built-in RGBD (depth) camera for human detection and interaction.
○	Enhanced camera module (optional) for enhanced high-resolution video capture and edge processing (e.g., QR/barcode recognition, patient ID validation).

●	Battery and Runtime:

○	Up to 8–10 hours continuous operation.
○	Auto-docking and wireless charging capability via custom or standard charging docks.

●	Human Interaction:

○	Voice-based communication using NLP modules for staff interaction.
○	On-screen mission display with QR-based/OTP confirmation and delivery handoffs.

●	Secured compartment:

○	Supports multi-pickup and multi-drop-off with a dynamic compartment cabinet configuration, which can be changed at any given time. Supports up to 4 cabinets with a configuration of 1, 2 and 3 cabinets as well.
○	The compartment itself is always locked unless instructed programmatically otherwise.

●	Security and Compliance:

○	Fully CE Certified in Europe
○	Encrypted communication between robot and backend systems.
○	Audit logs for every delivery mission, including handoff verification and route tracking.
○	GDPR and HIPAA-ready architecture for sensitive environments.

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2.	Logistics Operations Management System (OMS): This proprietary system serves as the central intelligence layer for orchestrating autonomous deliveries within complex, dynamic environments such as hospitals and large campuses and are designed for high-availability, high-density operations. This cloud-based platform offers:

●	Real-Time Task Orchestration: Dynamically assigns and reassigns delivery missions to available autonomous robots or human staff, factoring in urgency, payload type, distance, staff availability, building access constraints, and custom logistics policies.

●	Unified Human-Robot Coordination: Enables seamless hybrid task execution by coordinating workflows between AMRs and human personnel. The system can reallocate tasks between agents in real time based on exception handling, delivery handoff validation, or unplanned downtime, ensuring continuity of service.

●	Multi-Zone, Multi-Floor, Multi-Building, Multi-Pickup and Multi-Dropoffs Operations: Fully supports geofenced delivery zones across multiple buildings and floors, including intelligent elevator and automated door control integration, allowing complex routing scenarios with minimal manual oversight.

●	Predictive Analytics and Demand Forecasting: Utilizes machine learning models to predict delivery volumes and logistics bottlenecks based on historical data, time of day, staff shifts, and emergency routines. This enables pre-emptive load balancing and informed staffing decisions.

●	Visual Mission Planning and Command Center View: Includes an interactive dashboard with real-time robot locations, task progress indicators, delivery handoff confirmations, and facility heatmaps to monitor congestion, route conflicts, and idle resources.

●	Exception Management and Service Level Agreement Enforcement: Automatically detects and flags failed or delayed deliveries, reassigns missions, and logs the full incident timeline. Service level compliance metrics are continuously monitored and optimized.

●	Logistics Infrastructure Optimization Engine: Offers a “suggestive module” that analyzes delivery patterns and proposes improvements to infrastructure layouts (e.g., storage repositioning, delivery room placement) and robot route logic to reduce travel time and improve throughput.

●	Full ERP and IoT System Integration: Seamlessly connects with hospital and facility systems for automated dispatch triggering, status syncing, inventory updates, and location-aware decision-making. Integrates with IoT components like RFID readers, elevators, smart doors, and environmental sensors.

●	Compliance, Auditability and Security:

○	End-to-end encryption of mission data and communications.
○	Built-in audit logs for every mission, including who received what, when, and where.
○	Architecture aligned with HIPAA, GDPR, and ISO 27001 standards, suitable for handling sensitive materials and operating in highly regulated environments.

This advanced orchestration engine is what transforms from a robotics vendor into a logistics automation infrastructure provider, offering clients complete visibility, control, and performance intelligence across every aspect of their internal delivery chain.

Deliverz.ai operates under a hybrid Robot-as-a-Service (RaaS) and Software-as-a-Service (SaaS) model. This dual-layered approach allows healthcare facilities and large campuses to adopt our robotics solution with minimal capital investment. The RaaS layer provides access to autonomous delivery robots on a subscription basis, including maintenance and hardware upgrades via our original equipment manufacturer (OEM) partners. The SaaS layer grants access to our cloud-based logistics orchestration platform, offering real-time mission management, analytics, and system integrations.

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Our modular pricing ensures scalability from pilot deployments in a single building to full-facility automation across multi-site campuses. By decoupling hardware from software ownership, Deliverz.ai enables rapid ROI and operational flexibility without locking customers into proprietary ecosystems.

Customers

Sheba Medical Center

Deliverz.ai has completed a successful pilot at Sheba Medical Center, one of the largest and most advanced hospitals in the Middle East. As part of the pilot program, Deliverz.ai deployed one robot that completed chemotherapy drug deliveries between the pharmacy and the Sheba Medical Center’s cancer center. This included outdoor, multi-building, underground tunnel and indoor multi-floor navigation in human dense environments while completing deliveries to five different departments within the four story building of Sheba Medical Center’s cancer center.

This collaboration involved integration with Sheba Medical Center’s infrastructure, including elevators and automated doors, ensuring the robot can deliver medical items across departments, buildings, and floors autonomously. The robot demonstrated high reliability and safety, with operational continuity in human-dense environments. The robot demonstrated an ability to complete four times an many deliveries as a human counterpart in a given hour.

Based on the pilot’s success, Deliverz.ai won a public tender for the supply of up to 30 robots for Sheba Medical Center. Sheba Medical Center placed an initial order for three robots, and during the fourth quarter of 2025, Deliverz.ai deployed these robots at Sheba Medical Center. In connection with this, in May 2022 Deliverz.ai (f/k/a Seamless Vision (2017) Ltd.) entered into a framework agreement, or the Sheba Agreement, with The Sheba Fund for Health Services and Research, affiliated with the Sheba Medical Center, collectively Sheba, for the supply, installation, and operation of a fleet of robots, including the equipment and accompanying systems, implementation for mapping, mapping updates and software updates, repair and maintenance services, and in-person and telephone training support, at Sheba Medical Center. The initial term of Sheba Agreement is twenty-four (24) months from the date the robotic transport fleet was initially installed and operated, with Sheba holding the sole option to extend the agreement for additional one-year periods. The Sheba Agreement provides that Sheba shall pay Deliverz.ai a monthly payment of ILS 20,442 plus VAT for three robots, which includes maintenance services and fulfillment of Deliverz.ai’s other obligations under the Sheba Agreement. The Sheba Agreement contains customary provisions regarding penalties for delays in installation, fault repair, non-compliance, as well as insurance coverage, product liability, confidentiality and indemnification provisions. Sheba may terminate the Sheba Agreement upon four months’ notice, subject to shorter notice provisions in the event of material breach or insolvency.

Deliverz.ai plans to expand the deployment with additional robots in 2026, with further rollouts under discussion. We believe that this project serves as a cornerstone for future partnerships in both domestic and international healthcare networks.

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Competition

The autonomous market is particular competitive due to a variety of factors. There are many players in all areas of the market, including a large number of robot manufacturers and a large number of software products and algorithms companies, with new companies frequently appearing in each of these areas. We compete with many companies that already offer both robots and software as well as new startup companies that frequently enter the market. There are a significant number of companies that offer technologies and services that are similar to those provided by us. Our technology competes on limited budgets and on specific innovation programs that adopt new technologies. Some of our competitors are companies that are considerably bigger than us with considerably higher budgets. We believe, based on our knowledge of competitor offerings, that we are well-positioned to leverage our innovative technologies compared to that of our competitors.

For purposes of the diagram above:

●	“SAP EWM” refers to SAP SE’s Extended Warehouse Management system;
●	“PUDU” refers to Pudu Technology Inc.;
●	“OTSAW” refers to OTSAW Digital Pte Ltd;
●	“Locus Robotics” refers to Locus Robotics Corp.;
●	“Fetch Robotics” refers to Fetch Robotics, Inc. (now part of Zebra Technologies);
●	“MiR” refers to Mobile Industrial Robots A/S;
●	“Aethon” refers to Aethon Inc.;
●	“Autonomous Delivery Robot (ADR)” refers to a self-driving mobile robot capable of performing deliveries without human intervention;
●	“Navigation AI” refers to artificial intelligence systems used for real-time route planning, obstacle avoidance, and fleet coordination;
●	“Fleet Management Platform” refers to software that coordinates and monitors multiple robots within a facility;
●	“Interoperability” refers to the ability to integrate and coordinate with third-party systems such as hospital management software or warehouse ERPs.

* The foregoing information is based on internal company research based on data known to the company as of the date hereof and is not the product of a formal survey.

** The trademarks above are the property of their respective owners.

Competition Management

We focus our competition management on developing advanced technological tools and receiving updates from time to time regarding new technologies that can be used to gain an advantage against our competitors. We also maintain high-quality and professional human capital with many years of experience in order to maintain a competitive advantage.

We continuously look for ways to improve the user experience for our customers and improve our distribution methods so that we can reach a higher number of users and leverage a critical mass of customers that will allow us to continue to promote our products and tools, all in conformance with the requirements of existing and future platforms in the market.

Deliverz.ai operates in a rapidly evolving space that includes both hardware-centric robotics companies and vertically integrated logistics automation providers. While many competitors deliver bundled hardware-software solutions with proprietary limitations, Deliverz.ai stands apart through its robot-agnostic software platform that deeply integrates with existing hospital infrastructure, including elevators, access controls, IoT systems, and ERP platforms.

By decoupling software from hardware and unifying the human-robot logistics flow under a single orchestration layer, Deliverz.ai seeks to redefine what scalable, intelligent delivery infrastructure looks like in mission-critical environments like hospitals.

Marketing and Distribution

Deliverz.ai is entering the market through a phased approach designed to validate its technology in high-need environments, build trust through operational results, and scale through strategic partnerships. Our strategy is initially to focus on healthcare institutions, with plans to expand to adjacent sectors, such as industrial campuses and gated communities. Each phase is structured to build network effects and expand our distribution reach.

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Deliverz.ai ‘s software-centric model enables flexibility and ease of deployment across global markets. Upon completion of R&D, we plan to engage local distributors in target regions under a revenue-sharing model. These distributors will manage last-mile robot deployment, customization, and client onboarding, ensuring regulatory compliance and cultural alignment at the local level.

Additionally, Deliverz.ai’s hybrid integration model combining robotic hardware from partners with proprietary logistics software removes the need for in-house manufacturing, drastically reducing capital requirements and accelerating time to market. This approach allows rapid scalability and adaptation to diverse environments, from hospital corridors to multi-floor residential buildings.

Intellectual Property and Other Proprietary Rights

Deliverz.ai’s intellectual property portfolio underscores our commitment to technical leadership in autonomous logistics.

As of the date of this registration statement, as set forth in the table below, we currently have one granted patent in Israel and two additional patents that are in the allowed phase one in Israel and one in Europe that we are waiting to be granted. In addition, we have additional applications progressing in other global regions, including the U.S. Europe, the U.K., Japan and South Korea. These patents center around our proprietary autonomous navigation technologies, with a strong emphasis on outdoor and indoor mobility in human-dense environments. They specifically cover advanced visual navigation, adaptive route planning, and obstacle-rich path execution—core capabilities that differentiate our solution in real-world deployments. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Item 3.D. Risk Factors Risks Related to our Intellectual Property.”

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These innovations demonstrate not only our technical depth but also our ability to solve complex operational challenges with original thinking and high execution standards. Our patented technologies enable robots to operate across multi-building campuses, outdoors between facilities, through tunnels and elevators, and within crowded hallways—all while maintaining high reliability, safety, and efficiency. This reflects our dedication to delivering field-proven excellence, not just lab-tested capability.

While we view our patents as valuable assets that validate our innovation and may open future opportunities in adjacent industries as well, we believe that patents alone are not a barrier to competition in this fast-moving, globally fragmented market as one of the primary barriers to entry are operational. Accordingly, our commercial strategy is built around fast-paced deployment, measurable customer impact, and aggressive go-to-market execution. We believe that market leadership will be earned through scale, trust, and adaptability.

To protect our broader portfolio of proprietary technology, we rely on robust confidentiality and invention assignment agreements with all employees, contractors, and partners. We also maintain internal safeguards to protect trade secrets related to our software architecture, navigation stack, and system integrations. At the same time, we take care to avoid infringing on third-party IP rights, recognizing the complexity of overlapping technologies in our field.

In short, while our patents reflect our capacity for technical innovation and our pursuit of engineering excellence, we believe that the speed and quality of adoption—not exclusivity—that defines our path to long-term success.

Product Development

Deliverz.ai has a well-defined R&D roadmap focused on enhancing its proprietary logistics platform and navigation capabilities and has plans for additional investments in its R&D capabilities.

Our key R&D efforts include:

●	Development of AI and GenAI modules for predictive analytics, delivery prioritization, and real-time bottleneck detection.

●	Integration with hospital IoT systems and elevator/gate infrastructure.

●	Creation of hybrid task management systems that assign delivery tasks to both robots and human logistics personnel.

●	Ongoing improvement of the robot navigation stack, with deep-learning-based spatial recognition and localization in crowded and dynamic indoor environments.

Government Regulation

Deliverz.ai’s platform is designed to operate in full compliance with global data privacy and security regulations, including HIPAA, GDPR, and the Israeli Privacy Protection Law. Our system is built on a privacy-by-design principle and does not collect, store, or process any personally identifiable information (PII) or protected health information (PHI). It also does not retain video footage, audio recordings, or sensitive delivery content.

In addition to data privacy, Deliverz.ai implements secure delivery protocols to ensure full traceability and controlled access. Each delivery transaction is executed using authorized user validation, whereby only verified personnel—after successful authentication and code-based verification—are allowed to access the delivery compartment. The robot’s secure compartment is programmed to unlock only for pre-authorized recipients, with full audit logging of each handoff. This approach ensures that all deliveries, particularly those involving pharmaceuticals or sensitive medical items, are conducted safely, discreetly, and in compliance with healthcare security standards, without compromising patient privacy or operational transparency.

We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. Our actual or alleged failure to comply with applicable privacy or data protection laws, regulations, and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity and costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.

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Human Capital Management

As of the date of this registration statement, we have two senior management positions, which includes our Chief Executive Officer and Chief Financial Officer, and we (either directly or through our subsidiaries) employ two full-time and part-time employees or consultants. Of these employees or consultants, Deliverz.ai employs a total of four full-time employees, of which three are dedicated to research and development efforts and the fourth in the Deliverz.ai chief executive officer, and two part-time consultants, which includes the Deliverz.ai chief financial officer and a U.S.-based business development specialist. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

We anticipate expanding our team in the coming months to support our continued growth and scaling objectives. Our ability to attract and retain talented professionals is a critical element of our strategic success. We rely heavily on technical and operational expertise of our engineering team, as well as the leadership and vision of our executive team and the skills, experience and performance of our customer service and research personnel. As a technology-driven company operating in the logistics and robotics space, we compete for highly skilled talent across sectors such as robotics software, systems engineering, AI, and enterprise operations. We believe that the success of our mission is inseparable from the well-being and engagement of our people. We are committed to fostering a safe, healthy, and empowering work environment—one where employees are encouraged to innovate, contribute, and grow. We believe in cultivating a culture of mutual respect and shared purpose, supported by an inclusive and equitable approach to workplace practices. We make employment decisions based on professional merit, experience, and role-specific capabilities. Discrimination of any kind is not tolerated. We strive to provide equal opportunity to all individuals regardless of race, gender, religion, age, nationality, sexual orientation, disability, or any other protected characteristic. We actively promote a culture of openness, where diverse backgrounds are not only welcomed but valued as a driver of innovation. We consider our relationship with our employees to be strong and collaborative, and we are committed to continuing to build an engaged, purpose-driven team as we grow.

Employment Agreements

Our non-executive employees are employed under written employment agreements, based on global monthly salary or on an hourly basis. Some employees receive base salaries and commissions contingent on targets based on the position they fill. The terms of employment generally include senior employees’ insurance or a pension fund, study fund, loss of working capacity insurance, vacation days and recuperation pay. The Company may participate in employees’ car and mobile phone expenses, under the conditions set out in their individual employment agreements, and also reimburses certain business expenses. The employment agreements are generally for an unlimited period of time and each side is entitled to terminate the agreement with advance notice. Our employment agreements also include an undertaking of confidentiality and non-competition by our employees.

Legal Proceedings

We are not currently, a party to any material or pending litigation or regulatory proceedings that could have a material adverse effect on our business, operating results, financial condition or cash flows. From time to time, we are involved in legal proceedings in the ordinary course of our business.

Viewbix, Investment in Digital Advertising and Changes in our Business

Acquisition of Viewbix

On February 7, 2019, we entered into the Recapitalization Transaction with Viewbix pursuant to which we assigned, transferred and delivered 99.83% of our holdings in Viewbix Israel to Viewbix in exchange for shares of restricted common stock, par value $0.0001 per share, of Viewbix, which resulted in Viewbix becoming a majority-owned subsidiary of the Company. As of the date hereof, we expect to hold approximately 21.13% of Viewbix’s outstanding shares of common stock following the closings of the November 2025 Private Placement and Quantum Acquisition (each as defined below).

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Viewbix’s Business

Viewbix is a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns. Viewbix’s operations were previously focused on analysis of the video marketing performance of its clients as well as the effectiveness of their messaging (“Video Advertising Platform”). With the Video Advertising Platform, Viewbix allowed its clients with digital video properties the ability to use its platforms in a way that allows viewers to engage and interact with the video. The Video Advertising Platform measures when a viewer performs a specific action while watching a video and collects and reports the results to the client.

Viewbix, through its subsidiary, Gix Media Ltd. (“Gix Media”), expanded its digital advertising operations across two main sectors: ad search and digital content (the “Search Platform” and the “Content Platform”, respectively). Gix Media develops and market a variety of technological software solutions that automate, optimize and monetize online campaigns. These technological tools enable advertisers and website owners to earn more from their advertising campaigns and generate additional profits from their sites. Through its Search Platform, Viewbix provides services to leading search engines worldwide by developing, marketing and distributing software products to internet users. The operations and activity on this platform are powered by Gix Media.

Search Platform

Gix Media’s Search Platform allows for the referral of user traffic (i.e., searches that are performed by internet users) to search engines, such as Yahoo and Bing, where the search engines display the ads of their customers. The search engines pay Gix Media for the searches that were referred by it, based on the amount of consideration that the search engine receives from the advertisers for the user traffic generated, less a certain percentage from the revenues attributed to the search engine. Since the customers of Gix Media are the search engines, and not the advertisers, Gix Media recognizes revenues for the actual amount received from the search engines, and not from the advertisement revenue itself.

The referral of user traffic by Gix Media to the search engines is possible after users download Gix Media’s products, which are browser add-ons, usually from the browser stores (mostly Google Chrome browsers) and by downloading desktop software products, free of charge, for the Apple operating system (for Mac computers) and for the Microsoft operating system (for PC computers). When downloading Gix Media’s products, the users grant permission to Gix Media to refer the searches performed while using Gix Media’s products to the search engines.

Gix Media also provides traffic referral services to search engines through the referral of traffic of users who engage search ads generated by Gix Media, or the “Seach to Search” model. These ads are displayed on SERP’s search engine’s result pages (SERP) that are purchased by the Company from other search engines (such as Yahoo! Bing / Microsoft Ads and Google). When such user clicks on these search ads, Gix Media refers the user to a paid offering from a search engine which contains ads that are related to the initial ad made by Gix media (the Company buys ad space from search engines and sell them to other search ads while profiting from the price difference).

The Search Platform is operated through two models, direct and indirect. Gix Media operates its Search Platform using a direct model whereby it refers searches that are conducted by users of its products, which are thereafter distributed to search engines directly by Gix Media. Additionally, through the direct model Gix Media operates its search to search model and provides traffic referral services to the search engines through the referral of traffic of users who engage search ads generated by Gix Media. Gix Media also operates its Search Platform using an indirect model, whereby it refers searches that are conducted by users of products developed by third party strategic partners (in contrast to users of its own products as conducted through the direct model), which are thereafter distributed to search engines by Gix Media. Gix Media engages with strategic partners who have similar products and allow these strategic partners to integrate Gix Media’s technological tools into their own products in order to refer searches conducted by resulting users to the customers of Gix Media. Using this model, Gix Media shares revenues received from search engines with its strategic partners.

Competition Related to Viewbix

The competition in the digital advertising market is fierce. There are many players in all areas of the market: both a large number of advertisers and content owners, a large number of software products and algorithms, many advertising platforms and technologies. New players appear frequently in all of these areas. We compete with many companies that offer solutions for advertisers and website owners, including in the pillar of ad search and digital content, and with tools that allow internet users to change the default search settings on their browsers. There is a large number of digital content companies and ad search companies that offer services that are similar to those provided by us. Our products compete on limited budgets of advertisers and on an inventory of ad spaces from website owners. Some of our competitors are companies that are considerably bigger than Viewbix with considerably higher budgets, such as Google, Meta, and Microsoft. Since a major part of Viewbix’s revenues is generated from a supply of searches, Viewbix also competes with the providers of the search engines themselves, such as Google, Microsoft, IAC and Verizon Media. Many of the present and potential competitors of Viewbix have financial, R&D, analytical systems, production resources and sales and marketing systems that are significantly larger in scope than those of Viewbix.

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Investment in Digital Advertising

On June 4, 2025, Viewbix issued a press release announcing that its shares of common stock, par value $0.0001 per share were approved for listing on The Nasdaq Capital Market. Viewbix’s shares of common stock began trading under the symbol “VBIX” on the Nasdaq Capital Market on June 5, 2025. Viewbix’s shares of common stock were previously quoted on the OTC Markets, Pink Tier under the symbol “VBIX”, and ceased to be quoted on the OTC Markets, Pink Tier at the close of business on June 4, 2025.

In July 2025, Viewbix completed a private placement transaction (the “July 2025 Private Placement”) pursuant to which Viewbix issued and sold an aggregate of 848,763 shares of common stock, pre-funded warrants to purchase up to 77,160 shares of common stock and common warrants to purchase up to an aggregate of 925,923 shares of common stock, at an offering price of $4.86 per share of common stock and associated common warrant and an offering price of $4.8599 per pre-funded warrant and associated common warrant for approximately $4.5 million.

On September 25, 2025, each of Mr. Amihay Hadad, our chief financial officer, and Mr. Liron Carmel, a member of our board of directors, tendered his resignation from Viewbix’s board of directors, effective immediately. Mr. Hadad continues to serve as Viewbix’s chief executive officer.

On November 9, 2025, Gix Media, a wholly-owned subsidiary of Viewbix, Cortex Media Group Ltd. (“Cortex”), and certain founders of Cortex entered into a Share Purchase Agreement (the “Purchase Agreement”) with Pro Sportority (Israel) Ltd. (the “Purchaser”), a subsidiary of Minute Media Inc. (the “Parent”). Cortex develops and market a variety of technological software solutions that automate, optimize and monetize online campaigns. Cortex also creates, edits and markets content in various languages to different target audiences in order to generate revenues from advertisements displayed together with the content, which are posted on digital content, marketing and advertising platforms. Through the Content Platform, Viewbix provided editing and marketing services of content in different languages and to different target audiences with the goal of generating revenues from advertising employed in such content, which is posted on digital content marketing and advertising platforms. The operations and activity on this platform were powered by Cortex. Pursuant to the Purchase Agreement, the Purchaser agreed to acquire from Gix Media all of the issued and outstanding share capital of Cortex held by Gix Media, constituting 80% of Cortex’s issued and outstanding share capital, and, together with similar agreements entered into with the other shareholders of Cortex and the cancellation of all outstanding options, warrants, and other convertible securities of the Cortex, will result in the Purchaser owning 100% of Cortex’s issued and outstanding share capital on a fully diluted basis (the “Cortex Sale”). The Cortex Sale was signed and closed on November 9, 2025 (the “Cortex Sale Closing”). As a result, Cortex became a wholly-owned subsidiary of the Purchaser. The aggregate consideration payable to Gix Media is $800,000, consisting of (i) $200,000 in cash, and (ii) $600,000 in the form of 5,161 newly issued Preferred J Shares of the Parent (the “Parent Shares”), the most senior class of preferred shares of the Parent. The consideration is subject to customary tax withholding provisions and delivery mechanics as set forth in the Purchase Agreement. The Parent retains a call option to repurchase the Parent Shares from Gix Media under certain conditions, including insolvency or a change of control of Gix Media. Gix Media is subject to a two-year non-compete and non-solicitation covenant following the Cortex Sale Closing.

In November 2025, as amended in January 2026, Viewbix entered into a private placement transaction (the “November 2025 Private Placement”) pursuant to which Viewbix agreed to issue and sell an aggregate of 800,000 shares of common stock or pre-funded warrants in lieu thereof and common warrants to purchase up to an aggregate of 640,000 shares of common stock, at an offering price of $1.75 per share of common stock and associated common warrant and an offering price of $1.7499 per pre-funded warrant and associated common warrant for aggregate gross proceeds of approximately $1.4 million. The November 2025 Private Placement is expected to close in the first quarter of 2026, subject to the satisfaction of certain closing conditions.

In December 2025, Viewbix entered into a securities exchange agreement (the “SEA”) with Quantum X Labs Ltd. (“Quantum”), and certain of the shareholders of Quantum (the “Quantum Shareholders”) pursuant to which Viewbix agreed to issue to the Quantum Shareholders an aggregate of up to 40.0% of Viewbix’s issued and outstanding capital stock as of the date of execution of the SEA (the “SEA Effective Date”), inclusive of the 800,000 shares and pre-funded warrants issuable by Viewbix in the November 2025 Private Placement (the “Private Placement Shares”), consisting of (i) up to 2,666,000 shares of Viewbix’s common stock, representing 19.99% of Viewbix’s issued and outstanding capital stock (the “Viewbix Exchange Shares”), inclusive of the Private Placement Shares, and (ii) pre-funded warrants to purchase up to 4,447,595 shares of Viewbix’s common stock, representing the balance of the up to 40.0%, as of the SEA Effective Date, less the Viewbix Exchange Shares (the “Viewbix Exchange Pre-Funded Warrants” and together with the Viewbix Exchange Shares, the “Viewbix Exchange Securities”), in exchange for up to 100%, but not less than 85%, of Quantum’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to up to 589,319 of Quantum’s ordinary shares (the “Quantum Exchange Securities” and together with the Viewbix Exchange Securities, the “Exchange Securities”) (the “Quantum Acquisition”). In addition to the Viewbix Exchange Securities to be issued at the closing of the transaction, Viewbix may issue to the Quantum Shareholders earn-out payments payable of up to 12,702,847 shares of Viewbix’s common stock and/or pre-funded warrants to purchase shares of Viewbix’s common stock, contingent on Quantum achieving certain performance criteria. At any time prior to the closing date of the Quantum Acquisition, a shareholder of Quantum that did not execute the SEA on the SEA Effective Date (an “Additional Quantum Shareholder”) may become a party to the SEA by executing a joinder to be delivered to Viewbix and Quantum. Upon delivery of a fully executed joinder, such Additional Quantum Shareholder shall become a party to the SEA for all purposes with respect to its Quantum Exchange Securities, and shall be bound by all applicable terms, conditions, covenants, representations, warranties and obligations contained in the SEA as if an original signatory thereto. The Quantum Acquisition is expected to close in the first quarter of 2026, subject to the satisfaction of certain closing conditions.

Following the closings of the November 2025 Private Placement and the Quantum Acquisition, our beneficial ownership in Viewbix will be directly reduced to 21.13%, assuming the issuance of the Private Placement Shares and the Viewbix Exchange Shares, but excluding the exercise of any warrants or pre-funded warrants issued in such transactions. As a result of the above mentioned transactions, which decreased our holding percentage in Viewbix, and the resignations of Mr. Hadad and Mr. Carmel from Viewbix’s board of directors, we lost control over Viewbix on September 25, 2025. Accordingly, we will cease to consolidate the financial statements of Viewbix as of the date of the change in control.

Changes in Our Business

As a result of such departures from Viewbix’s board of directors, the dilution in our holdings in Viewbix and Viewbix’s sale of Cortex, while our digital advertising business unit remains, and is expected to continue to remain, an important part of our business, we are in the early stages of transitioning our active business operations to be conducted primarily through Deliverz.ai. Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and have adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. As we progresses in transitioning our business strategy, it is expected that Deliverz.ai will carry out our primary operational activities and be the vehicle through which we pursue our business strategy. While we lost control over Viewbix on September 25, 2025, we continue to hold a significant investment in Viewbix and we have explored, and continue to explore, opportunities to utilize our significant and strategic investment in Viewbix in order to obtain financing to further develop and invest in the Deliverz.ai business.

We believe that the acquisition of Deliverz.ai has the potential for long-term value creation through several key initiatives. These initiatives include expanding adoption of Deliverz.ai’s advanced logistics automation solutions that are integrated with third-party autonomous robots to international commercial relationships and customers, increasing operating scale in order to improve gross margins and continuing to manage operating expenses with the objective of aligning cost growth with revenue growth. We believes that, over time, increased revenues combined with improved operating efficiency could contribute to reduced operating losses. See “Item 5 –Operating and Financial Review and Prospects—Overview— Changes in our Business” for additional information.

C. Organizational Structure

We currently have two wholly-owned subsidiaries: Deliverz.ai Ltd., which is incorporated in Israel, and Algomizer Inc., which is incorporated in Nevada. In addition, as of the date of this registration statement, we expect to hold approximately 21.13% of the outstanding shares of common stock of Viewbix Inc., which is incorporated in Delaware, following the closings of the November 2025 Private Placement and Quantum Acquisition (as further described above in Item 4. “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in our Business”.

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The following diagram depicts our corporate structure, including ownership and voting control of each entity:

D. Property, Plant and Equipment

Our corporate headquarters is located in Tel Aviv, Israel. The monthly rental payments are approximately NIS 21,000 (approximately $5,800). The lease term is month-to-month.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements including the related notes thereto, beginning on page F-1 of this registration statement. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this registration statement titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We, through our wholly-owned subsidiary, Deliverz.ai, an Israeli-based software company founded in 2017 by Amir Nardimon, specialize in the development of advanced logistics automation solutions that integrate with third-party autonomous robots. We do not manufacture our own robots—instead, we partner with leading hardware manufacturers to deploy our proprietary software stack, creating a unified, intelligent delivery solutions optimized for complex, high-traffic environments, such as hospitals and large campuses.

Our robotic platform enables autonomous navigation across multi-building, multi-floor facilities, including the ability to operate safely in high-density human environments. Coupled with its proprietary operations control and management system, we offer a complete solution for streamlining deliveries of medical supplies, lab samples, and pharmaceuticals, reducing operational costs, minimizing human error, and enhancing patient care through improved service continuity.

We leverage artificial intelligence (AI), computer vision, and machine learning algorithms to continuously improve path optimization, resource allocation, and predictive logistics. Our platform is designed to integrate seamlessly with physical infrastructures such as elevators and automated gates, and is capable of real-time analytics, exception handling, and decision-making with minimal human intervention.

Historically, we have carried out ad-tech operations via our digital advertising business unit through our stake in Viewbix in which as of December 31, 2024, September 30, 2025 and January 15, 2026, we held 53.21%, 26.42% and 26.42%, respectively, of its outstanding share capital. However, as a result of certain departures from Viewbix’s board of directors and the dilution in our holdings in Viewbix, while our digital advertising business unit remains, and is expected to continue to remain, an important part of our business, we are in the early stages of transitioning our active business operations to be conducted primarily through Deliverz.ai. Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and have adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. As we progresses in transitioning our business strategy, it is expected that Deliverz.ai will carry out our primary operational activities and be the vehicle through which we pursue our business strategy. See “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in our Business” and “Item 5 –Operating and Financial Review and Prospects—Overview— Changes in our Business” for additional information.

For more information regarding our business and operations, see Item 4.B. “Business” above.

Recent Transactions

Deliverz.ai Acquisition

On January 5, 2025, we entered into the Securities Exchange Agreement with Deliverz.ai, a company organized under the laws of the State of Israel, and all of the shareholders of Deliverz.ai (the “Deliverz.ai Shareholders”) pursuant to which we issued to the Deliverz.ai Shareholders an aggregate of 25% of our issued and outstanding capital stock on a pro rata and post-closing basis, equal to 518,770 of our ordinary shares in exchange for 100% of Deliverz.ai’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 1,000,000 Deliverz.ai ordinary shares. In addition, we also issued 103,754 of our ordinary shares, representing 5% of our issued and outstanding capital stock on post-closing basis, as a finder’s fee to the finder that introduced us to Deliverz.ai. The transactions contemplated by the Securities Exchange Agreement closed on July 10, 2025 subject to the satisfaction of customary closing conditions, which resulted in Deliverz.ai becoming a wholly-owned subsidiary of the Company. Pursuant to the Securities Exchange Agreement, we may issue to Deliverz.ai Shareholders up to an additional 537,634 ordinary shares upon the achievement of certain milestones as follows: (i) 236,559 ordinary shares will be issued if Deliverz.ai shall successfully complete a transaction for the supply of 20 robots within 18 months of the closing date of the Deliverz.ai acquisition and (ii) 301,075 ordinary shares will be issued if Deliverz.ai shall successfully complete a transaction for the supply of 200 robots within 48 months of the closing date of the Deliverz.ai acquisition.

In addition, pursuant to the Securities Exchange Agreement, we agreed to provide Deliverz.ai a loan in the amount of NIS 900,000 (approximately $273,000), of which Deliverz.ai received a portion of the loan amount equal to NIS 250,000 (approximately $76,000) from L.I.A. Pure Capital Ltd. (“Pure Capital”) as of the execution date of the Securities Exchange Agreement, with the remaining loan balance subject to the execution of a loan agreement between the parties. For additional information, see “Item 5. Operating and Financial Review and Prospects – Recent Financings – June 2025 Credit Facility.”

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July 2025 Credit Facility

In July 2025, we entered into a facility agreement for a NIS 12 million (approximately $3.3 million) credit facility (the “July 2025 Credit Facility”) with certain lenders set forth therein (the “July 2025 Lenders”).

The July 2025 Credit Facility will remain available until the earliest to occur of (i) its drawing down in full and (ii) the 18-month anniversary of the date of the first drawdown. We have the right to repay amounts outstanding under the July 2025 Credit Facility from time to time, in whole or in part, without any prepayment penalty. In addition, amounts owed under the July 2025 Credit Facility will be subject to repayment upon the occurrence of the following events: (A) upon 60 days prior written notice to us; and (B) immediately repayment following (i) liquidation, bankruptcy, or receivership proceedings are initiated against us, (ii) if one or more liens or enforcement actions are imposed or initiated against us in an amount exceeding NIS 500,00 (approximately $137,000), and such liens and/or enforcement actions are not cancelled or removed within 120 days from the date they were imposed or initiated, as applicable, or (iii) if we fail to register the security interest in favor of the July 2025 Lenders within 14 days from the date of signing of the July 2025 Credit Facility.

The July 2025 Credit Facility sets forth a drawdown schedule as follows: (i) we may draw down NIS 1,000,000 (approximately $298,000) each month, at our sole discretion, except that the first drawdown will be in the amount of NIS 2,000,000 (approximately $596,000). The second drawdown may take place 60 days after the first drawdown, and each subsequent drawdown shall occur in 30-day intervals thereafter. Outstanding amounts under the July 2025 Credit Facility will accrue interest at a rate of 10% per annum and will be paid in one lump sum together with the principal repayment of the July 2025 Credit Facility.

In addition, in connection with the July 2025 Credit Facility, we issued to the July 2025 Lenders warrants to purchase an aggregate of 600,000 ordinary shares, with an initial exercise price of NIS 18.00 (approximately $5.40) per share during the first 8 months following the date of issuance. The exercise price shall be increased to NIS 21.00 (approximately $6.30) per share from the end of such 8-month period until the end of the exercise period. The warrants are subject to certain beneficial ownership limitations, anti-dilution protection and price adjustments set forth therein and are exercisable from the issuance date for a period of 3 years from the date of issuance. The issuance of the warrants was subject to the approval of our shareholders at a general meeting of shareholders held on August 13, 2025.

In addition, we undertook that any proceeds that we receive in connection with the sale of shares of Viewbix common stock held by us will be used to reduce undrawn available balances, if any, under the July 2025 Credit Facility. If, as a result of such reductions, the remaining undrawn balance equals the outstanding amount already drawn, then from that date onward, 70% of any proceeds received from the sale of shares of Viewbix common stock held by us shall be used to repay the outstanding drawn balance of the July 2025 Credit Facility and the related interest. Furthermore, if we complete an equity fundraising by way of a public offering of shares prior to the repayment date, the total amount of the July 2025 Credit Facility shall be reduced by an amount equal to 20% of the net proceeds raised in such offering.

In the event that we fail to timely make a payment under the July 2025 Credit Facility, such unpaid amount will bear default interest at a rate equal to the prime rate then in effect plus 10% per annum. To secure full repayment of the July 2025 Credit Facility, we granted to the July 2025 Lenders a first-ranking lien over the shares of Viewbix common stock held by us, provided that such lien does not restrict our ability to sell such Viewbix shares subject to the terms of the July 2025 Credit Facility. As of the date of this registration statement, we have drawn down NIS 2,000,000 (approximately $596,000) under the July 2025 Credit Facility

June 2025 Credit Facility

On June 25, 2025, we entered into a loan agreement with L.I.A. Pure Capital Ltd. (the “Pure Capital”) pursuant to which Pure Capital provided a loan to Deliverz.ai in the amount of NIS 1,452,000 (approximately $400,000) in order for Deliverz.ai to finance its ongoing operations following the closing of the Deliverz.ai acquisition. The loan will bear annual interest at a rate of 6%, and the principal will be repaid in 12 equal monthly installments starting from the closing date of the Deliverz.ai acquisition. On January 6, 2026, we and Pure Capital agreed to defer the repayment of the principal and the accrued interest that had not yet been paid as of such date until June 30, 2025 instead of repayment of the principal and the accrued interest in 12 equal monthly installments starting from the closing date of the Deliverz.ai acquisition.

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Xylo Loan Agreement

On October 12, 2021, we entered into loan agreement with Xylo Technologies Ltd. (“Xylo”), pursuant to which Xylo agreed to extend us a loan in the amount of approximately NIS 4 million ($1.1 million) (the “Xylo Loan”). The Xylo loan was initially repayable upon the earliest of (i) the closing of a rights offering by us for an aggregate amount of at least NIS 12,000,000 or (ii) June 30, 2022 and bore interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority, as such may be adjusted from time to time.

In August 2022, the Xylo Loan was amended such that the repayment date was extended to June 30, 2023, and the interest rate was amended to be equal to the Prime Rate published by the Bank of Israel + 2.92%.

In August 2023, the Xylo Loan was amended such that the repayment date was extended to January 1, 2024.

In November 2023, the Xylo loan was amended to increase the amount of the Xylo Loan by NIS 100,000 (approximately $0.305).

In January 2024, the Xylo Loan was amended such that the repayment date was extended to July 1, 2024, and Xylo was given a right to convert the Xylo loan to the Company’s ordinary shares at a price per share equal to the average closing bid price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to a Trigger Event (as defined below). “Trigger Event” means (i) changes our principal business, entering new line of business, or exiting a principal portion of its current line of business; or (ii) the consummation of a transaction whereby it we either merge or consolidate with or into any other corporate entity.

In August 2024, the Xylo Loan was amended such that the repayment date was extended to December 31, 2024.

In October 2024, the Xylo loan was amended to increase the amount of the Xylo Loan by NIS 150,000 (approximately $0.46 million).

In January 2025, the Xylo Loan was amended such that the repayment date was extended to April 30, 2025, and the amount of the Xylo Loan was increased by NIS 150,000 (approximately $0.46 million).

In August 2025, the Xylo Loan was amended such that the repayment date was extended to June 30, 2026.

As of the date hereof, the outstanding balance of the Xylo Loan is NIS 2,975 thousand (approximately $816 thousand).

Impact of the “Iron Swords” War on Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts (the “War”). In June 2025, following continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike targeting military and nuclear infrastructure inside Iran, aiming to disrupt Iran’s ability to coordinate or escalate hostilities and degrade its nuclear capabilities. Iran responded with multiple waves of drones and ballistic missiles targeting Israeli cities. While most were intercepted, some caused civilian casualties and infrastructure damage. The Israeli military conducted further operations against Iranian assets. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. In addition, in October 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition. While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed. As of the date of this registration statement, our revenues have not been directly negatively affected by the ongoing hostilities in the region and our abilities to deliver or provide products and services to its customers have not been materially affected. We have business continuity procedures in place, and will continue to follow developments, assessing potential impact, if any, on our business, financials, and operations.

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Going Concern

During the second half of 2023 and the year ended December 31, 2024 and the nine months ended September 30, 2025, we experienced a decrease in revenues from our digital content and search segments, as a result of the Cortex Adverse Effect (as defined below), a decrease in user traffic acquired from third party advertising platforms, an industry-wide decrease in advertising budgets, changes and updates to internet browsers’ technology, which adversely impacted our ability to acquire traffic in the search segment and a decrease in revenues from routing of traffic acquired from third-party strategic partners in the search segment, as a result of lack of availability of suppliers credit from such third party strategic partners. As a result of the foregoing, during the year ended December 31, 2024, we recorded an operating loss of $4,641 thousand compared to $2,073 thousand during the year ended December 31, 2023, and during the nine months ended September 30, 2025, we recorded an operating loss of $10,388 thousand. Additionally, we recorded a net loss of $7,746 thousand during the year ended December 31, 2024, compared to $3,751 thousand during the year ended December 31, 2023, and during the nine months ended September 30, 2025, we recorded a net loss of $15,038 thousand. As of September 30, 2025 and December 31, 2024, the Company had cash and cash equivalents of $135 thousand and $632 thousand, respectively, short-term and long-term loans of $2,110 thousand and $7,513 thousand, respectively and accumulated deficit of $40,687 thousand $38,075 thousand, respectively.

Management’s response to these conditions included reduction of salaries and related expenses and reduction of professional services in the research and development and selling and marketing functions, reduction of other operational expenses, such as lease costs and overheads, as well as creation of new partnerships and other new income sources. In addition, during the period from June to August 2024, we raised through a private placement and through three credit facility agreements with certain investors and lenders aggregate gross proceeds of $887 thousand.

Additionally, subsequent to the December 31, 2024, we raised additional gross proceeds in amount of $6.7 million through exercise of warrants and a private placement and completed a credit line agreement totalling NIS 12 million ($3.3 million).

Based on our current business plan, we believe that our current cash and cash equivalents and short-term bank deposits together with availability under the July 2025 Credit Facility will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this registration statement. In addition, our management intends to sell the shares of Viewbix common stock that we currently hold during the first half of 2026, which, pursuant to the Ruling received by the Israeli Tax Authority in July 2025, permits us to offset against any tax loss or gain arising from the potential sale of Deliverz.ai shares by us during the period until December 31, 2027. For additional information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Operating Results — Income Taxes.” As of the date of this registration statement, we hold 2,818,585 shares of Viewbix common stock, which are valued at approximately $5.3 million, based on the closing price of Viewbix’s common stock on January 15, 2026. However, there is significant uncertainty whether we will be successful in accomplishing our plans or we will be able to obtain sufficient funds when needed. Our consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Changes in our Business

On February 7, 2019, we entered into the Recapitalization Transaction with Viewbix pursuant to which we assigned, transferred and delivered 99.83% of our holdings in Viewbix Israel to Viewbix in exchange for shares of restricted common stock, par value $0.0001 per share, of Viewbix, which resulted in Viewbix becoming a majority-owned subsidiary of the Company. As of the date hereof, we expect to hold approximately 21.13% of Viewbix’s outstanding shares of common stock following the closings of the November 2025 Private Placement and Quantum Acquisition (as further described below in Item 4. “Information on Our Company—B. Business Overview—Viewbix, Investment in Digital Advertising and Changes in Our Business”. On September 25, 2025, following a decrease in our holding percentage in Viewbix and a change in the composition of Viewbix’s board of directors, we lost control over Viewbix. Accordingly, we will cease to consolidate the financial statements of Viewbix as of the date of the change in control.

In addition, in July 2025, we completed the acquisition of Deliverz.ai. While we have incurred significant operating losses, management believes that the acquisition of Deliverz.ai has the potential for long-term value creation. As a result, the Company’s ability to achieve profitability and positive cash flows will depend on the successful execution of its business strategy; however, there can be no assurance that it will do so.

Management’s strategy for achieving profitability is based on several key initiatives. These initiatives include expanding adoption of Deliverz.ai’s advanced logistics automation solutions that are integrated with third-party autonomous robots to international commercial relationships and customers, increasing operating scale in order to improve gross margins and continuing to manage operating expenses with the objective of aligning cost growth with revenue growth. We believes that, over time, increased revenues combined with improved operating efficiency could contribute to reduced operating losses.

Our plans are subject to numerous assumptions and uncertainties, including, among others, market demand for our solutions, our ability to execute its business plan on a timely basis, the availability of sufficient capital to fund ongoing operations and growth initiatives, and general economic, competitive and industry conditions. Management’s expectations further assume that we will be able to achieve certain operational and commercial milestones, including expanding our customer base and increasing utilization of solutions, which may take multiple reporting periods to accomplish, if at all.

While we do not expect to achieve profitability or positive cash flows in the near term, management believes that improvements in revenues and operating margins are achievable over the longer term; however, the timing of any such improvements is inherently uncertain and depends on factors that are outside of our control. Accordingly, there can be no assurance that we will achieve profitability or generate positive cash flows from operations on any particular timeline, or at all. We have also explored, and continue to explore, opportunities to utilize our significant and strategic investment in Viewbix in order to obtain financing to further develop and invest in the Deliverz.ai business.

While our digital advertising business unit remains, and is expected to continue to remain, an important part of our business, we are in the early stages of transitioning our active business operations to be conducted primarily through Deliverz.ai. Through our acquisition of Deliverz.ai, we have diversified our investments into new markets and industries and have adjusted our exclusive focus from the digital advertising industry to the development of advanced logistics automation solutions that integrate with third-party autonomous robots. As we progresses in transitioning our business strategy, it is expected that Deliverz.ai will carry out our primary operational activities and be the vehicle through which we pursue our business strategy as further described in Item 4. “Information on Our Company—B. Business Overview” and “Item 3.B.—Capitalization and Indebtedness—Summary Historical and Pro Forma Consolidated Financial Data.”

A. Operating Results

Components of Operating Results

Revenues

Our revenues were $26,941 thousand and $79,613 thousand for the years ended December 31, 2024 and 2023, respectively, $7,731 thousand and $23,616 for the nine months ended September 30, 2025 and 2024, respectively. We historically derived revenue from providing services to the world’s leading search engines through the development, marketing, and distribution of software to internet users in our Search segment and providing services to Google through digital content based on related search for content (RSOC) in our Digital Content segment. Following our acquisition of Deliverz.ai, we primarily derive revenue from leasing contracts with Deliverz.ai customers, which cover robot rentals, maintenance and ongoing software updates. Deliverz.ai customer payments are made on a monthly basis over a 24-month period. We expect revenue to increase over time as we expand our customer base and product offerings.

As of December 31, 2024, we operated in two business segments prior to our acquisition of Deliverz.ai in July 2025. Following the acquisition, we operate in three business segments: (1) advanced logistics automation solutions through Deliverz.ai, (2) digital content through Viewbix and (3) search through Viewbix.

Traffic-acquisition and related costs

Our traffic-acquisition and related costs of sales were $21,987 thousand and $70,451 thousand for the years ended December 31, 2024 and 2023, respectively, $6,336 thousand and $19,214 for the nine months ended September 30, 2025 and 2024, respectively. Traffic-acquisition and related costs for digital content and search segments mainly consists of payment to digital platforms, such as Microsoft and Facebook, for traffic acquisition and other costs, such as anti-fraud costs. We have no traffic-acquisition and related costs expenses for the logistics automation solutions segment.

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Research and development expenses, net

Our research and development expenses were $1,891 thousand and $2,900 thousand for the years ended December 31, 2024 and 2023, respectively, $635 thousand and $1,610 for the nine months ended September 30, 2025 and 2024, respectively. Research and development expenses for all segments include costs directly attributable to the conduct of research and development programs, including employee-related expenses, such as salaries and related expenses, share-based compensation, depreciation expenses, consulting fees and intellectual property expenses, such as patent application and maintenance expenses for the automation solutions segment. We expect to continue to invest in research and development to enhance our product offerings to our customers, including hiring additional employees and continuing research and development projects. As a result, we expect that our research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Selling and marketing expenses

Our selling and marketing expenses were $1,643 thousand, and $2,805 thousand for the years ended December 31, 2024 and 2023, respectively, $588 thousand and $1,441 for the nine months ended September 30, 2025 and 2024, respectively. Sales and marketing expenses for all segments include employee-related expenses, such as salaries share-based compensation, depreciation expenses, office rent and maintenance expenses relating to contracted services, such as subcontractor costs. We expect our sales and marketing expenses to increase significantly in absolute NIS or Dollars as we expand our commercial sales, marketing and business development teams, increase our presence globally; and increase marketing activities to drive awareness and adoption of our products. While these expenses may vary from period to period as a percentage of revenues, we expect these expenses to increase as a percentage of revenues in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

General and administrative expenses

Our general and administrative were $2,702 thousand, and $3,354 thousand for the years ended December 31, 2024 and 2023, respectively, $2,086 thousand and $2,053 for the nine months ended September 30, 2025 and 2024, respectively.

General and administrative expenses for all segments consist primarily of employee-related expenses including share-based compensation related to directors and employees, facility costs, insurance costs, depreciation expenses, maintenance expenses, and professional service costs, including legal, accounting, audit, finance and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our growth and global expansion. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company traded on Nasdaq.

Depreciation and Amortization Expenses

Our depreciation and amortization expenses were $1,300 thousand, and $2,176 thousand for the years ended December 31, 2024 and 2023, respectively, $1,087 thousand and $997 for the nine months ended September 30, 2025 and 2024, respectively.

Depreciation and amortization mainly related to intangible assets arising from business combinations.

Goodwill Impairment Loss

Our goodwill impairment loss was $2,025 thousand, and $0 thousand for the years ended December 31, 2024 and 2023, respectively, $6,105 thousand and $0 for the nine months ended September 30, 2025 and 2024, respectively.

Goodwill impairment loss for the year ended December 31, 2024 were related to the Content Platform, and driven mainly due to the Cortex Adverse Effect (as defined below).

Other Expense (Income)

Our other expense, net were $34 thousand and $0 thousand for the years ended December 31, 2024 and 2023, respectively, $1,282 thousand and $0 for the nine months ended September 30, 2025 and 2024, respectively.

The other expenses (income) net, consisted mainly expenses related to the Uplist of Viewbix’s common stock to the Nasdaq Capital Market, which closed in June 2025, finder’s fee in connection with the Deliverz.ai acquisition and listing expenses in connection with our anticipated listing on Nasdaq whereas the other income is mainly attributable to governmental grants received by Gix Media and Cortex from the Israel Tax Authority in connection with the “Iron Swords” war.

Financial Expense (Income), Net

Our financial expense, net were $3,112 thousand and $1,651 thousand for the years ended December 31, 2024 and 2023, respectively, $11,507 thousand and $2,900 for the nine months ended September 30, 2025 and 2024, respectively.

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The financial expenses (income) net, consisted mainly of interest from short-term bank deposits, exchange rate differences income, interest expenses from loans and financial expense from the change at fair value of a derivative financial instrument.

Income Taxes

We have yet to generate taxable income. As of December 31, 2024 and September 30, 2025, our net operating loss carryforwards for tax purposes were approximately $20 million and $0 million, respectively (see note 18.N to our consolidated financial statements). We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. On July 27, 2025, a tax ruling was received from the Israeli Tax Authority regarding the Securities Exchange Agreement with Deliverz.ai (the “Ruling”). According to the Ruling, the former shareholders of Deliverz.ai will be exempt from tax payments on the gains resulting from the sale of Deliverz.ai shares to the Company until the realization of the Company’s shares paid to them as consideration, and concurrently all tax losses of the Company that existed prior to the date of Securities Exchange Agreement with Deliverz.ai will expire, except that such losses may be offset against the sale of Viewbix Inc. shares. Additionally, according to the Ruling, any gain or loss arising from the potential sale of Deliverz.ai shares by the Company during the period until December 31, 2027 may not be offset against any tax loss or gain within those tax fiscal years.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our consolidated financial statements included elsewhere in this registration statement.

Comparison of the nine months ended September 30, 2025 to the nine months ended September 30, 2024

Results of Operations

	Nine months ended September 30,
(unaudited)	2024		2025
(USD in thousands)
Revenues		$23,616		$7,731
Traffic-acquisition and related costs		$19,214		$6,336
Gross profit		$4,402		$1,395
Research and development expenses, net		$1,610		$635
Selling and marketing expenses		$1,441		$588
General and administrative expenses		$2,053		$2,086
Depreciation and amortization		$997		$1,087
Goodwill impairment		$-		$6,105
Other expenses, net		$-		$1,282
Operating loss		$(1,699)		$(10,388)
Gain from deconsolidation of Viewbix Inc		-		(6,731)
Finance expense (income), net		$2,900		$11,507
Tax expense (income)		$72		$(126)
Net loss		$(4,671)		$(15,038)
Net loss is attributable to:	$		$
Shareholders of Gix Internet Ltd.		$(3,540)		$(2,612)
Non-controlling interests		$(1,131)		$(12,426)

Revenues

Our revenues for the nine months ended September 30, 2025 amounted to $7,731 thousand, representing a decrease of $15,885 thousand or 67%, compared to $23,616 thousand for the nine months ended September 30, 2024. The decrease was primarily driven by a policy decision of a significant customers of Cortex to cease advertising on Made for Advertising (“MFA”) sites (the “Cortex Adverse Effect”), which materially affected Cortex’s business and operations and occurred following certain recent developments relating to publishers that are categorized by a number of on-line advertisers as MFA, including decisions made by leading media on-line advertisers to prioritize different media categories and implement publishing restrictions in connection with MFA. In addition, during the nine months ended September 30, 2025, the number of search referrals to a major customer of Gix Media conducted by users from Gix Media’s Search Platforms direct model was 17.06 million, compared to 91.4 million for the nine months ended September 30, 2024. The decrease in user search referrals is primarily due to changes and updates in internet browsers’ technology, which have reduced the scale of distribution of Gix Media’s products through the direct model.

Traffic-Acquisition and Related costs

Our traffic-acquisition and related costs for the nine months ended September 30, 2025 amounted to $6,336 thousand, representing a decrease of $12,878 thousand or 67%, compared to $19,214 thousand for the nine months ended September 30, 2024. The decrease was primarily driven by the decrease in revenues from both the Content and Search Platforms during the nine months ended September 30, 2025, as mentioned above.

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Research and Development Expenses, net

Our research and development expenses for the nine months ended September 30, 2025 amounted to $635 thousand, representing a decrease of $975 thousand or 61%, compared to $1,610 thousand for the nine months ended September 30, 2024. The decrease was primarily driven by the expense reduction in both the Content and Search Platforms, primarily in salaries and technological services.

Selling and Marketing Expenses

Our Selling and marketing expenses for the nine months ended September 30, 2025 amounted to $588 thousand, representing a decrease of $853 thousand or 59%, compared to $1,441 thousand for the nine months ended September 30, 2024. The decrease was primarily driven by the expense reduction primarily in salaries both the Content and Search Platforms during the nine months ended September 30, 2025, as compared to the same period in the prior year.

General and Administrative Expenses

Our general and administrative expenses for the nine months ended September 30, 2025 amounted to $2,086 thousand, a slight increase as compared to $2,053 thousand for the nine months ended September 30, 2024.

Depreciation and Amortization expenses

Our depreciation and amortization expenses for the nine months ended September 30, 2025 amounted to $1,087 thousand, representing an increase of $90 thousand or 8%, compared to $997 thousand for the nine months ended September 30, 2024. The increase was primarily driven by the fact that an intangible asset related to Metagramm acquisition by Viewbix and Deliverz.ai acquisition by us was primarily amortized during the nine months ended September 30, 2025.

Goodwill impairment loss

Our goodwill impairment loss expenses for the nine months ended September 30, 2025, amounted to $6,105 thousand as compared to $0 thousand for the for the nine months ended September 30, 2024. The increase was related to the Content Platform (see note 6.B to our consolidated financial statements).

Other expenses

Our other expenses for the nine months ended September 30, 2025 amounted to $1,282 thousand, as compared to $0 thousand for the for the nine months ended September 30, 2024. The increase was primarily driven due to professional expenses incurred in connection with the uplist of Viewbix’s common stock to the Nasdaq Capital Market, which closed in June 2025, finder’s fee in connection with the Deliverz.ai acquisition and listing expenses in connection with our anticipated listing on Nasdaq.

Operating Loss

As a result of the foregoing, our operating loss for the nine months ended September 30, 2025 was $10,388 thousand, as compared to an operating loss of $1,699 thousand for the nine months ended September 30, 2024, representing an increase of $8,689 thousand, or 511%.

Gain from deconsolidation of Viewbix Inc.

Our gain from deconsolidation of Viewbix Inc. for the nine months ended September 30, 2025, amounted to $6,731 thousand as compared to $0 thousand for the for the nine months ended September 30, 2024. The gain from deconsolidation of Viewbix Inc. recorded as a result of the change of control of Viewbix and representing the difference between the market value and the carrying amount of Viewbix’s shares as of the date of the change of control (see note 19.A to our consolidated financial statements).

Financial expense (income), net

As of September 30, 2025, we had financial expenses of $11,507 thousand, which resulted mainly from financing expenses related to financial instruments arising from facility agreements entered into during June and July 2024, which are measured at fair value (see also note 10 to our consolidated financial statements). As of September 30, 2024, we had financial expenses of $2,900 thousand, which resulted mainly from Loss from substantial debt terms modification (see note 10.F to our consolidated financial statements).

Net Loss

As a result of the foregoing, our total net loss for the nine months ended September 30, 2025 was $15,038 thousand, as compared to an operating loss of $4,671 thousand for the nine months ended September 30, 2024, representing an increase of $10,367 thousand, or 222%.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Results of Operations

	Year ended December 31,
(audited)	2023		2024
(USD in thousands)
Revenues		$79,613		$26,941
Traffic-acquisition and related costs		$70,451		$21,987
Gross profit		$9,162		$4,954
Research and development expenses, net		$2,900		$1,891
Selling and marketing expenses		$2,805		$1,643
General and administrative expenses		$3,354		$2,702
Depreciation and amortization		$2,176		1,300
Goodwill impairment		$-		$2,025
Other expenses (income), net		$-		$34
Operating loss		$2,073		$4,641
Finance expense (income), net		$1,651		$3,112
Tax expense (income)		$27		$(7)
Net loss		$3,751		$7,746
Net loss is attributable to:	$		$
Shareholders of Gix Internet Ltd.		$2,952		$4,950
Non-controlling interests		$799		$2,796
		$3,751		$7,746

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Revenues

Our revenues for the year ended December 31, 2024 amounted to $26,941 thousand, representing a decrease of $52,672 thousand or 66% compared to $79,613 thousand for the year ended December 31, 2023. The decrease was primarily driven by the Cortex Adverse Effect, which materially affected Cortex’s business and operations and occurred following certain recent developments relating to publishers that are categorized by a number of on-line advertisers as MFA, including decisions made by leading media on-line advertisers to prioritize different media categories and implement publishing restrictions in connection with MFA. In addition, during the year ended December 31, 2024, the number of search referrals to a major customer of Gix Media conducted by users from Gix Media’s Search Platforms direct model was 55.1 million, compared to 93.5 million for the year ended December 31, 2023. The decrease in user search referrals is primarily due to changes and updates in internet browsers’ technology, which have reduced the scale of distribution of Gix Media’s products through the direct model. The Company anticipates that its revenues from add-ons to internet browsers will continue to decrease due to changes and updates in internet browsers’ technology while its revenues from the Search to Search model will increase.

Traffic-Acquisition and Related costs

Our traffic-acquisition and related costs for the year ended December 31, 2024 amounted to $21,987 thousand, representing a decrease of $48,464 thousand or 69% compared to $70,451 thousand for the year ended December 31, 2023. The decrease was primarily driven by the decrease in revenues year ended December 31, 2024, as mentioned above.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2024 amounted to $1,891 thousand, representing a decrease of $1,009 thousand or 35%, compared to $2,900 thousand for the year ended December 31, 2023. The decrease was primarily driven by an expense reduction as a response to the decrease in the Company revenues year ended December 31, 2024.

Selling and Marketing Expenses

Our selling and marketing expenses for the year ended December 31, 2024 amounted to $1,643 thousand, representing a decrease of $1,162 thousand or 41%, compared to $2,805 thousand for the year ended December 31, 2023. The decrease was primarily driven by an expense reduction primarily in salaries in the year ended December 31, 2024 as a response to the decrease in the Company revenues.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2024 amounted to $2,702 thousand, representing a decrease of $652 thousand or 19%, compared to $3,354 thousand for the year ended December 31, 2023. The decrease was primarily driven by an expense reduction primarily in salaries, rental and headquarters expenses in the year ended December 31, 2024.

Depreciation and Amortization expenses

Our depreciation and amortization expenses for the year ended December 31, 2024 amounted to $1,300 thousand, representing a decrease of $876 thousand or 40%, compared to $2,176 thousand for the year ended December 31, 2023. The decrease was primarily driven by the fact that an intangible asset related to Gix Media was fully amortized during the year ended December 31, 2023, and as a result, there was no amortization expense related to this intangible asset during year ended December 31, 2024.

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Goodwill impairment loss

Our goodwill impairment loss expenses for the year ended December 31, 2024 amounted to $2,025 thousand as compared to $0 thousand for the year ended December 31, 2023. The increase was related to the Content Platform (see note 6.B to our consolidated financial statements).

Other expenses

Our other expenses for the year ended December 31, 2024 amounted to $34 thousand, representing an increase of $34 thousand as compared to $0 thousand for the year ended December 31, 2023. The increase was primarily driven due to professional expenses incurred in connection with the uplist of Viewbix’s common stock to the Nasdaq Capital Market, which closed in June 2025, which was offset by other income mainly due to receiving governmental grants from the Israel Tax Authority in relation to the “Iron Swords” war.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024 was $4,641 thousand, as compared to an operating loss of $2,073 thousand for the year ended December 31, 2023, representing a decrease of $2,568 thousand, or 124%.

Financial expense (income), net

As of December 31, 2024, we had financial expense net, of $3,112 thousand, which resulted mainly from Credit Facility. As of December 31, 2023, we had financial expenses net, of $1,651 thousand, which resulted mainly from Interest expense on bank loans and exchange rate differences.

Net Loss

As a result of the foregoing, our total net loss for the year ended December 31, 2024 was $7,746 thousand, as compared to an operating loss of $3,751 thousand for the year ended December 31, 2023, representing an increase of $3,995 thousand, or 107%.

B. Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund working capital requirements and capital expenditures. Historically, we have funded our operations primarily through issuances of equity securities and cash flow from operations from sales of our products and partially from government grants from the IIA. Our capital requirements depend on many factors, including sales volume and the timing and extent of spending to expand our production capabilities, support research and development efforts, investments in information technology systems, the expansion of sales and marketing activities, increased costs as we continue to hire additional personnel, and market adoption of new and enhanced products and features. For the years ended December 31, 2024 and 2023, we had a net loss $7,746 thousand and $3,751 thousand, respectively. For the nine months ended September 30, 2025 and 2024, we had a net loss of $15,038 thousand and $4,671 thousand, respectively. As of September 30, 2025, our cash, cash equivalents amounted to $135 thousand, and our restricted bank deposits amounted to $6 thousand.

We have committed to finance Deliverz.ai for a period of 12 months from the date of signing the Securities Exchange Agreement, in a total amount of $1,089 thousand, of which $287 thousand was funded by us as a loan as of September 30, 2025. Deliverz.ai received a portion of the loan amount equal to NIS 250,000 (approximately $76,000) from Pure Capital as of the execution date of the Securities Exchange Agreement.

Management expects that by the end of 2025 and during the first half of 2026, we will utilize the remaining unused portion of the credit line in the amount of $2,400 thousand, which will be used for working capital purposes and loan repayment in the next 12 months.

In addition, our management intends to sell the shares of Viewbix common stock that we currently hold during the first half of 2026, which, pursuant to the Ruling received by the Israeli Tax Authority in July 2025, permits us to offset against any tax loss or gain arising from the potential sale of Deliverz.ai shares by us during the period until December 31, 2027. For additional information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Operating Results — Income Taxes.” As of the date of this registration statement, we hold 2,818,585 shares of Viewbix common stock, which are valued at approximately $5.3 million, based on the closing price of Viewbix’s common stock on January 15, 2026.

The sale of the Viewbix shares together with expected capital raise will be used for repayment our short-term loans, working capital needs, loan repayments, and the future growth of Deliverz.ai.

Since we have not yet generated cash flows from operating activities, our funding sources primarily rely on the issuance of equity securities. Based on our current business plan, we believe that our current cash and cash equivalents and short-term bank deposits together with anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this registration statement. However, we expect to continue incurring losses and negative cash flows from operations until our products revenues reach a sufficient level. Therefore, in order to fund our operations until such time that we can generate substantial revenues, we may need to raise additional funds.

Contractual Obligations

Our principal short-term cash requirements over the next twelve months consist primarily of operating expenses, working capital needs, and payments under short and long-term loans. As of September 30, 2025, we have short-term loans, including accrued interest, in the aggregate amount of $2,578 thousand, comprised as follows: (1) a loan from Xylo, in the amount of $1,159 thousand.(2) a loan from Pure Capital in the amount of $389 thousand; and (3) a utilized credit line in the amount of $1,013 thousand, which is expected to be fully repaid by December 31, 2026.

Beyond the next twelve months, we expect to require additional capital to fund ongoing operations, execute our business strategy, and satisfy long-term loans. As of September 30, 2025, these obligations include:

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Our plans include continued commercialization of our products and raising capital through sale of additional equity securities. There are no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations.

Capital Expenditures

Our capital expenditures as of December 31, 2024 and 2023 amounted to $1 thousand and $16 thousand, respectively. Our capital expenditures as of September 30, 2025 and 2024 amounted to $7 thousand and $0 thousand, respectively. These expenditures were for purchases of fixed assets. Our main purchases of fixed assets include computers, software and laboratory equipment and machines used for the development of our products.

Off Balance Sheet Arrangements

We do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Government Grants

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. A company that receives a royalty-bearing grant from the IIA is typically required to pay royalties to the IIA on income generated from products, whose development was supported by the IIA through grants up to 100% linked to the U.S. dollar plus interest.

The obligation to pay royalties is contingent on actual income generated from such products. In the absence of such income, no payment of royalties is required.

Our research and development efforts were partially financed through royalty-bearing grants from the IIA. In 2024, we did not receive any new grants.

As of September 30, 2025, the maximum amount of royalties we are committed to pay to the IIA at a rate of 3% on sales proceeds from our products developed, using the IIA grants we received under IIA programs are up to NIS 1.463 million (approximately $401 thousand, linked to the U.S. dollar and bearing annual interest at rates as prescribed by the IIA’s rules and guidelines. As of September 30, 2025, Deliverz.ai did not recognize a liability to the IIA, as there is uncertainty regarding the generation of future revenues and the completion of the development.

We may apply in the future to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Cash Flows

Nine Months Ended September 30, 2025, Compared to Nine Months Ended September 30, 2024

The table below shows a summary of our cash flows for the periods indicated:

	Nine months ended September 30,
	2024	2025
(USD in thousands)
Cash, cash equivalents and restricted cash at beginning of the period	$2,059	$690
Net cash provided by (used in) operating activities	1,713	(3,043)
Net cash used in investing activities	-	(2,347)
Net cash provided by (used in) financing activities	(2,414)	5,075
Increase (decrease) in cash, and cash Equivalents	(701)	(315)
Effect of exchange rate changes on cash	92	(234)
Cash and cash equivalents at end of year	1,450	141

Net cash used in operating activities

Net cash used in operating activities amounted to $3,043 thousand, for the nine months ended September 30, 2025, compared to net cash used provided by operating activities in amount of $1,713 thousand for the nine months ended September 30, 2024. This decrease was driven primarily by the increase in the Company’s operating loss and decrease in changes in operating asset and liability items, which was mainly caused as a result of repayment of debts to suppliers and service providers.

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Net cash used in investing activities

Net cash used in investing activities amounted to $2,347 thousand for the nine months ended September 30, 2025, compared to $0 thousand for the nine months ended September 30, 2024. The increase was primarily attributable to a change in control of Viewbix, which resulted in the deconsolidation of Viewbix’s assets and liabilities as of September 30, 2025.

Net cash provided by financing activities

Net cash provided by financing activities amounted to $5,075 thousand, for the nine months ended September 30, 2025, compared to net cash used in financing activities of $2,414 thousand for nine months ended September 30, 2024. This increase was driven primarily by: (i) receipt of long-term loans in amount of $2,526 mainly from July 2025 Credit Facility and Leumi debt restructuring during the nine months ended September 30, 2025, as compared to $0 during the nine months ended September 30, 2024, (ii) proceeds of $2,222 thousand received in Viewbix Inc. from the exercise of warrants in connection with facility agreements and a private placement (iii) $4,023 thousand received in Viewbix under the July 2025 Private Placement.

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023

The table below shows a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2023	2024
(USD in thousands)
Cash, cash equivalents and restricted cash at beginning of the period	$4,462	$2,059
Net cash provided by operating activities	606	1,282
Net cash used in investing activities	(16)	(1)
Net cash used in financing activities	(3,032)	(2,669)
Decrease in cash and cash Equivalents	(2,442)	(1,388)
Effect of exchange rate changes on cash	39	19
Cash and cash equivalents at end of year	2,059	690

Net cash used in operating activities

Net cash provided by operating activities increased by $676 thousand, or 112%, from $1,282 thousand for the year ended December 31, 2024, compared to $606 thousand for the year ended December 31, 2023. This increase was driven primarily by: (i) an increase in changes in assets and liabilities items in an amount of $1,508 thousand during the year ended December 31, 2024 due to improvement in customer collection days, mainly in the Content Platform; (ii) an increase in the net loss for the year ended December 31, 2024 in an amount of $3,995 thousand due to the decrease in the Company’s revenues; and (iii) an increase in adjustments to reconcile net income to net cash provided by operating activities in an amount of $3,164 thousand during the year ended December, 31 2024, mainly due to increase in goodwill impairment in amount of $2,025 thousand as compared to $0 during the year ended December 31, 2023 and due to a loss from loan modifications in the amount of $1,914 thousand during the year ended December 31, 2024.

Net cash used in investing activities

Net cash used in investing activities decreased by $15 thousand, from $1 thousand for the year ended December 31, 2024, compared to $16 thousand for the year ended December 31, 2023. This decrease was driven primarily by the purchase of property and equipment.

Net cash used in financing activities

Net cash used in financing activities decreased by $363 thousand, or 12%, from $2,669 thousand for the year ended December 31, 2024, compared to $3,032 thousand for the year ended December 31, 2023. This decrease was driven primarily by: (i) repayment of long-term bank loans in the amount of $510 thousand during the year ended December 31, 2024 as compared to $1,811 thousand during the year ended December 31, 2023, due to the fact that in the year ended December 31, 2024 certain payments in connection with a financing agreement were deferred; (ii) a decrease in the year ended December 31, 2023 an amount of $2,625 thousand relating to payment by Gix Media to non-controlling interests in connection with the purchase of 10% of Cortex’s share capital; (iii) negative changes, net in the Company’s short-term bank loans in amount of $3,032 thousand during the year ended December 31, 2024, and (iv) an increase of $630 thousand due to the receipt of short-term convertible loans under the Company’s existing credit facilities and the issuance of shares and warrants in connection with a private placement that we entered into in July 2024 in amount of $198 thousand during the year ended December 31, 2024.

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C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses, Net” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the Year Ended December 31, 2024 to the Year ended December 31, 2023 and to the Year Ended December 2022” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses, Net” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the nine months ended September 30, 2025 to the nine months ended September 30, 2024.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects — Components of Operating Results” and elsewhere in this registration statement, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. Our significant accounting policies are summarized in note 2 to our consolidated financial statements. We identify here policies that entail significant judgments or estimates by management.

Impairment test for Goodwill

Goodwill is tested for impairment at least annually, and whenever events or changes in circumstances occur indicating that it is “more likely than not”, impairment may be deemed to have been incurred. We have the option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying value as a basis for determining if it is necessary to perform the quantitative goodwill impairment test. However, if we conclude otherwise, we are required to perform the quantitative impairment test by calculating the fair value of the reporting unit and comparing it against its carrying value.

We have two reporting units to which goodwill was allocated: the Search Platform and the Content Platform.

For both reporting units, we performed the quantitative impairment test. In estimating the fair value of our reporting units, we used the income approach, which requires us to make significant estimates and assumptions related to future cash flows and discount rates. Changes in these estimates and assumptions could have a significant impact on the fair value of the reporting units. If the fair value exceeds the carrying value, no further evaluation is required, and no impairment loss is recognized. An impairment charge would be recognized to the extent the carrying value of the reporting unit exceeds the reporting unit’s fair value.

As of December 31, 2024, we recorded a goodwill impairment loss in the amount of $2,025 thousand for the Content Platform reporting unit.

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Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, to the extent our costs are subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases or manufacturing efficiencies. Our inability or failure to do so could harm our business, financial condition and results of operations.

Liquidity risks

As we have not yet generated significant cash flows from operating activities, our funding sources primarily rely on the issuance of equity instruments to our current and future shareholders.

Emerging Growth Company Status

We may qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this registration statement:

Name	Age	Position
Eliyahu Yoresh	54	Chairman of the Board of Directors
Amitay Weiss	62	Chief Executive Officer
Amihay Hadad	48	Chief Financial Officer
Liron Carmel	40	Director
Avi Ben David	56	Director
Asaf Itzhaik (1)(2)(3)	50	Director
Shoshi Eizenberg Hertz (1)(2)(3)(4)	64	Director
Ron Silberman (1)(2)(3)(4)	66	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Independent director under Nasdaq and SEC independence standards

(4)	External director (as defined under the Companies Law)

Eliyahu Yoresh, Chairman of the Board

Mr. Eliyahu Yoresh has served as the Chairman of our Board of Directors since September 2022 (prior to which he served as a director since November 2020). Additionally, Mr. Yoresh has served as a member of the Board of Directors of Viewbix Inc. (Nasdaq: VBIX) since September 19, 2022 and the Board of Directors of Xylo Technologies Ltd. (Nasdaq: XYLO) since September 2018. He also serves as Chairman of the Board of Xylo since February 2020. Mr. Yoresh also serves as Chief Financial Officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX). In addition, Mr. Yoresh serves as a director of Elbit Imagining Ltd (TASE: EMITF) since August 2021 and of Charging Robotics Inc (OTC: CHEV) since April 2023. Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

Amitay Weiss, Chief Executive Officer

Mr. Amitay Weiss has served as our Chief Executive Officer since September 19, 2022. Additionally, Mr. Weiss has served as a member of the Board of Directors of Viewbix Inc. (Nasdaq: VBIX) since September 19, 2022, and serves as director in multiple other public companies, including but not limited to, Arazim Investments Ltd. (TASE: ARZM), and Upsellon Brands Holdings Ltd. (TASE: UPSL). Mr. Weiss also serves as Chairman of the Board of Directors of Save Foods, Inc. (Nasdaq: SVFD), Maris-Tech Ltd. (Nasdaq: MTEK), Automax Motors Ltd. (TASE: AMX), Clearmind Medicine Inc. (CNSX: CMND) and SciSparc Ltd. (Nasdaq: SPRC), amongst others. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its Chief Executive Officer. Mr. Weiss holds a B.A in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B from the Ono Academic College.

Amihay Hadad, Chief Financial Officer

Mr. Amihay Hadad has served as our Chief Financial Officer since May 30, 2023 and previously served as our Chief Executive Officer and Chief Financial Officer from October 1, 2018 to September 20, 2022. Additionally, Mr. Hadad serves as the Chief Executive Officer of Viewbix Inc. (Nasdaq: VBIX) since February 20, 2020, and served as Viewbix’s Chief Financial Officer from July 25, 2019 and until June 28, 2022, and was appointed as a member of Viewbix’s Board of Directors on January 1, 2020. From 2011 until 2018, Mr. Hadad served as the Chief Financial Officer of Yedioth Internet. Mr. Hadad holds both a B.A. and an MBA from the College of Management Academic Studies in Rishon LeZion, Israel, and an M.A. in law from Bar-Ilan University, Israel. Mr. Hadad is also a certified public accountant in Israel.

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Liron Carmel, Director

Mr. Liron Carmel has served as a member of our Board of Directors since June 2021. Additionally, Mr. Carmel serves as a member of the Board of Directors of Viewbix Inc. (Nasdaq: VBIX) since September 19, 2022, and the Chief Executive Officer of Xylo Technologies Ltd. (Nasdaq: XYLO), which role he has held since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition, he serves as Chairman of the Israel Tennis Table Association. Mr. Carmel also currently serves as a member of the Board of Directors of several private and public companies, including Polyrizon Ltd. (Nasdaq: PLRZ), beginning July 2020 until September 2024 and since January 2025, Jeffs’ Brands Ltd. beginning January 2021 and as the Chairman of the Board of Directors of Eventer Technologies Ltd. beginning October 2020.

Avi Ben David, Director

Mr. Avi Ben David has served as a member of our Board of Directors since July 14, 2025. Mr. Ben David has served as the CEO and a director of Pareto Mergers and Acquisitions Ltd. since 2004, and as the CEO and a director of Landoit Technologies Israel Ltd since 2017. In addition, Mr. Ben David has also served as a co-managing director of Deliverz.ai since 2024. Mr. Ben David holds a B.A. in Economics from Bar-Ilan University.

Asaf Izhaik, Director

Mr. Asaf Itzhaik has served as a member of our Board of Directors since August 2021. Mr. Itzhaik has served as the chief executive officer of A.K.A Optics Ltd., a manufacturer of adaptive optics, since 1994 and as a member of the board of directors of A.K.A Optics Ltd. since 1998. Mr. Itzhaik has also served as a member of the board of directors of Jeffs’ Brands Ltd. (Nasdaq: JFBR) since August 2022, Tzmicha Ltd. (TASE: TZMI) since August 2021 and Clearmind Medicine Inc. (Nasdaq: CMND) since December 2022. Mr. Itzhaik in a certified optometrist and graduated a program in corporate board leadership in Merkaz Hashilton Hamkomi. Mr. Izhaik has completed a continuing education director’s course in Israel.

Shoshi Eizenberg Hertz, External Director

Ms. Shoshi Eisenberg Hertz has served as an External Director on our Board of Directors since May 23, 2019. Ms. Eisenberg Hertz serves as a member of our Audit Committee and Compensation Committee. Ms. Eisenberg Hertz served as the Director of the Suicide Prevention Unit at the Israeli Ministry of Health and as a Regional Supervisor from 2014 to 2025. She was also responsible for Ben Gurion Airport operations on behalf of the Israeli Ministry of Health from 2020 to 2025. Ms. Eisenberg Hertz retired from civil service in January 2025. Ms. Eisenberg Hertz holds an LL.B. degree and is a licensed attorney from Ono Academic College, a B.A. in Bible Studies, Jewish Thought and Music from Derby University, and an M.A. in Educational Administration from Derby University.

Ron Silberman, External Director

Mr. Ron Silberman has served as an External Director on our Board of Directors since February 17, 2021. Mr. Silberman serves as a member of our Compensation Committee, Audit Committee, and Investment Committee. Mr. Silberman served as the Chief Executive Officer of Meme Energy Bar Ltd. from 2011 to 2019. Mr. Silberman is a Certified Public Accountant and holds a B.A. in Economics and Accounting from Tel Aviv University.

Family Relationships

There are no family relationships between or among any of our directors or executive officers.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7B — Major Shareholders and Related Party Transactions — Related Party Transactions” for additional information.

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B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.669 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2024. All directors and senior management as a group, consisting of 7 persons (as of December 31, 2024).

	NIS	Convenience translation into U.S. dollars
(in thousands)

Salary and related benefits	1,810	489
Pension retirement and other similar benefits	-	-
Share based compensation	46	12

As of December 31, 2024, options to purchase 33,333 ordinary shares granted to our directors and executive officers were outstanding under our 2017 Equity Incentive Plan at a weighted average exercise price of $26.67 per share.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), during or with respect to the year ended December 31, 2024.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.699 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2024.

Name	Salary Costs(1)	Bonus Payments, Benefits and Perquisites (2)	Stock-Based Compensation (3)	Total
(USD in thousands)
Amihay Hadad	265	-	-	265
Chief Finance Officer of Viewbix and Chief Executive Officer of the Company
Yoram Baumann	210	-	-	210
Former Chairman of the Board of the Company
Shmuel Bendahan	158	49	13	220
Former Chief Executive Officer of Gix Media
Ofir Peral	184	-	-	184
Chief Executive Officer of Cortex
Asael Sharabi	207	-	-	207
Chief Operations Officer of Cortex

(1)	Costs include gross salary, including benefits mandated by applicable law which may include, to the extent applicable to each executive officer, payments, contributions and/or allocations for pension, severance, vacation, payments for social security, study funds and other similar benefits consistent with applicable law and our guidelines.

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(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective executive officer, bonuses, payments, contributions, car or car allowance, and other similar benefits and perquisites consistent with our policies.

(3)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2024, with respect to options to purchase our ordinary shares granted to our executive officers. Assumptions and key variables used in the calculation of such amounts are discussed in Note 13 to our audited consolidated financial statements for the year ended December 31, 2024.

Employment Agreements and Consulting Agreements

We have entered into written employment agreements with each of our executive officers, which provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk Factors — Risks Related to Israeli Law and Our Operations in Israel— We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.” for a further description of the enforceability of non-competition clauses.

The following are summary descriptions of certain agreements to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete text of such agreements

Mr. Amitai Weiss

On July 17, 2022, our board of directors approved the appointment of Mr. Amitai Weiss as our chief executive officer, effective September 22, 2022, and we entered into a services agreement with Mr. Weiss.

Mr. Weiss is entitled to a monthly payment of NIS 25,000 plus VAT, invoiced as follows: NIS 15,000 plus VAT is paid monthly, while NIS 10,000 plus VAT accrues as a Company debt to Mr. Weiss. This debt is payable at the earlier of either the end of his term or upon completion of a new business activity transaction for the Company. The debt does not bear interest and is not linked to any index.

On August 13, 2025, the general meeting of shareholders approved the conversion of NIS 200,000 of the aforementioned debt into debt under the terms of the July 2025 Credit Facility, making it part of the July 2025 Credit Facility. In addition, Mr. Weiss was allocated 10,020 ordinary shares issuable upon the exercise of warrants issued in connection with the July 2025 Credit Facility.

Mr. Weiss is also eligible for a grant upon completion of a new business activity transaction, to be paid in Company’s ordinary amounting to 0.75% of the fully diluted issued and paid-up share capital, immediately prior to the completion of such new business activity transaction. As a result, on August 7, 2025, 11,144 ordinary shares were issued to Mr. Weiss, following the completion of the merger agreement with Deliverz.ai.

The service agreement includes standard non-compete, confidentiality, and intellectual property protection provisions. Mr. Weiss is entitled to participate in our indemnification, exemption, and insurance arrangements on the same terms as our other officers. The services agreement may be terminated by other party upon 30 days’ prior notice.

Additionally, Mr. Weiss receives an annual director’s fee of NIS 40,000 from Viewbix for his service as a member of its board of directors.

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Mr. Amihay Hadad

Effective as of June 1, 2023, Mr. Amihay Hadad was appointed as our chief financial officer. In consideration for his services as chief financial officer, the Company shall pay Viewbix Ltd. a monthly fee of NIS 12,000, plus VAT. Such payment is in addition to Mr. Hadad’s monthly salary in his capacity as chief executive officer of Viewbix. Viewbix entered into an employment agreement, through its wholly-owned subsidiary in Israel, Viewbix Ltd., with Mr. Hadad, pursuant to which as of December 1, 2022, he is entitled to receive the following terms of compensation: (i) a gross monthly base salary of NIS 50,000 (approximately $14,200) and (ii) certain additional performance-based cash awards, including (a) Viewbix’s achievement of certain pre-determined financial targets (as evaluated pursuant to adjusted EBITDA metrics), (b) completion of certain merger and acquisition transactions, and (c) pursuant to the discretion of Viewbix’s board of directors following a review of Mr. Hadad’s performance upon the completion of the fiscal year (collectively the “Bonus Payments”). The Bonus Payments, in the aggregate, are limited to an amount equal to six (6) months’ base salary. In accordance with the terms of Mr. Hadad’s employment agreement, he will also receive additional benefits customary for a chief executive officer of his experience and for companies of similar stature and standing to that of Viewbix.

Directors’ Service Contracts

We do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Our board members are each entitled to an annual fee and a per meeting fee of the fixed amounts set under the Companies Law in accordance with our then-effective grade, so that as of January 1, 2025 and according to our equity as of December 31, 2024, all members of our board of directors, who are not otherwise employed by us, shall be entitled to an annual fee of NIS 33,565 (approximately $9,203) and a per meeting fee of NIS 1,075 (approximately $295). Board members may waive their here right to receive the above fees or options or any part thereof, and director nominees may assign their right to remunerations to the shareholder that appointed them.

Our board members (except for Mr. Eliyahu Yoresh who receives compensation as chairman of our board of directors) requested to irrevocably waive the compensation to which they are entitled for their service as directors of the Company due to the Company’s financial situation from October 1, 2023 until July 30, 2025, up to the minimum amounts set under the Companies Law, which are an annual fee of NIS 24,570 (approximately $6,737) and a per meeting fee of NIS 710 (approximately $195).

C. Board Practices

Introduction

We are incorporated in Israel, and, therefore, are generally subject to various corporate governance practices under Israeli law such as with respect to external directors, independent directors, audit committee, compensation committee, an internal auditor and approvals of interested party transactions. These matters are in addition to the requirements of The Nasdaq Capital Market and other relevant provisions of U.S. securities laws applicable to us. Under the Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of the comparable Nasdaq Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. We currently comply with all the above-mentioned requirements.

Our board of directors presently consists of 6 members, including two external directors required to be appointed under the Companies Law. We believe that Asaf Itzhaik, Shoshi Eizenberg Hertz and Ron Silberman are “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of directors may be no less than 5 and no more than 15 (including external directors to the extent required to be appointed to the board of directors pursuant to the Companies Law, and independent directors). Each director, except external directors that may be required to be appointed under the Companies Law under certain circumstances, will hold office pursuant to the Companies Law, until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. Our directors may further be appointed by the board of directors and in this case shall hold office until the end of the immediately following annual general meeting or upon earlier termination in circumstanced referred to under the Companies Law or our and our articles of association. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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Each director, except external directors, will hold office until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors). The office of a director that was appointed by the board of directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended would have held office. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions which allow to extend such period as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6. C—Board Practices—External Directors” below.

According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, or the General Meeting Regulations, holder(s) of at least 1% of our voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, unless such proposal refers to election or removal of a director, which requires such holder(s) to hold at least 5% of our voting rights, as set forth in the Alleviation Regulations. Such proposal may be submitted within seven days of publicizing the convening of a shareholder meeting, or within fourteen days, if we publish at least 21 days prior to publicizing the proxy materials for a shareholder meeting, a preliminary notice stating its intention to convene such meeting with all required information. Any such proposal must further comply with the information requirements under applicable law and our articles of association, and in the event that such shareholders propose to appoint directors for service on the Company’s board of directors, the proposal must include information regarding the director candidates as well as certain declarations of the director candidates, as required pursuant to the General Meeting Regulations. The agenda for a shareholder meeting is determined by the board of directors and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of the required voting rights, as detailed above.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

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The board of directors may, subject to the provisions of the Companies Law and our amended and restated articles of association, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our board of directors.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is generally required to appoint at least two external directors to serve on its board of directors. Accordance with the Alleviation Regulations, an Israeli public company with no controlling shareholder (within the meaning of the Companies Law), whose shares are listed on The Nasdaq Capital Market, may opt out from the requirement of electing and having external directors on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Shoshi Eizenberg Hertz and Ron Silberman.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that has accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

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The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An “Interested shareholder or a competitor” is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

Despite the aforesaid, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

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The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

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Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or the compensation committee and board of directors.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

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Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee) and the majority of its members shall be independent (as defined in the Companies Law). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be independent directors.

In general, an “independent director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement being an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and for accounting and financial expertise or professional qualifications. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, pursuant to the Alleviation Regulations, we may also classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law. In addition, the Alleviation Regulations provide that ‘independent directors’ may be elected for additional terms that do not exceed three years each, beyond the 9 consecutive years, provided that, if the director is being re-elected for an additional term or terms beyond the 9 consecutive years, the audit committee and board of directors must determine that, in light of the director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit and the director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law.

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Our audit committee, acting pursuant to a written charter, is comprised of Shoshi Eizenberg Hertz, Ron Silberman and Asaf Itzhaik. Ron Silberman serves as the chairman of our audit committee.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli law”);

(iii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(iv)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(v)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

(vi)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors including at least one external director.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Asaf Itzhaik, Shoshi Eizenberg Hertz and Ron Silberman, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Ron Silberman is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee (to the extent external director is required under the Companies Law and its regulations). Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

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Our compensation committee is acting pursuant to a written charter, and consists of Asaf Itzhaik, Shoshi Eizenberg Hertz and Ron Silberman, each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Ron Silberman serves as the chairman of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee inter-alia reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be beneficial to the company. Our compensation policy was approved by our shareholders on May 28, 2025 and is valid until May 28, 2028.

The compensation policy must be reviewed from time to time by the board and must be re-approved or amended by the board of directors and generally by the shareholders at least once every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless, approve the policy, following further discussion of the matter and for detailed reasons.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms of service of an office holder and the cost of compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

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The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Compensation Policy

Our compensation policy designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, skills, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses, such as a signing bonus (which is subject to a claw back provision), special bonuses with respect to any special achievements, and IPO or stock exchange registration bonus. In addition, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary or his position. In addition, the variable compensation components (such as cash bonuses) may not exceed a multiple of the executive officer’s total compensation package with respect to any given calendar year. Except for a special bonus, an IPO or stock exchange registration bonus, and a signing bonus, which may exceed the bonus cap for each officer position.

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An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets, along with non-material portion of discretionary evaluation. The measurable performance objectives of our current chief executive officer (which he also a director) will be determined annually by our compensation committee, the board of directors and the general meeting of the shareholders. A non-material portion of the chief executive officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the Board.

The equity-based compensation under our compensation policy for executive officers (including members of the Board) is designed to align their interests with the company’s long-term objectives and those of its shareholders while supporting the retention and motivation of executive officers over time. The equity-based compensation framework is structured to complement the principles underlying base salary and annual cash bonuses, ensuring a balance between fixed and variable compensation components.

Our compensation policy provides for executive officer compensation through equity-based incentives, including share options, restricted share units (RSUs), performance share units (PSUs), phantom shares, and other equity-related awards, in accordance with the company’s long-term equity incentive plan. All equity-based awards are subject to vesting periods, generally set at a minimum of three years, unless otherwise determined by the Compensation Committee and the Board of Directors, to promote long-term retention and sustained company growth. Equity-based compensation may be granted periodically and is individually determined based on the executive officer’s performance, education, professional experience, qualifications, role, and scope of responsibilities.

Additionally, the annual value of equity-based compensation at the time of grant is subject to predefined caps based on the executive officer’s position. These caps, as outlined in the company’s compensation policy, are designed to ensure a balanced and responsible approach to equity incentives while maintaining alignment with the company’s compensation structure and long-term strategic goals.

Furthermore, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change to the terms of employment of an executive officer who reports directly to him or her (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors.

Our compensation policy also provides for compensation to the members of the Board in accordance with the amounts determined in our compensation policy.

Our compensation policy is filed as an exhibit to this registration statement.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Dana Spira Blum. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

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Remuneration of Directors and Executive Officers

Directors. Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholders approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholders vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

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We currently have directors’ and officers’ liability insurance, providing total coverage of $5,000,000 for the benefit of all of our directors and officers.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court,: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent.

Our articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the Company’s activities at the time that the undertaking to indemnify is made; and

in amount or criterion determined by the board of directors, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management.

The indemnification that we undertake towards all persons whom it resolved to indemnify for the matters and circumstances described therein, jointly and in the aggregate, do not exceed the amount equal to 25% of the Company’s shareholders’ equity at the time of the indemnification.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

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Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this registration statement and are incorporated herein by reference.

There are no service contracts between us and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

As of the date of this registration statement, we have no outstanding loan or guarantee commitments to members of the board of directors or management.

D. Employees.

As of the date of this registration statement, we have two senior management positions, which include our Chief Executive Officer and Chief Financial Officer, and we (either directly or through our subsidiaries) employ two full-time and part-time employees or consultants. Of these employees or consultants, Deliverz.ai employs a total of four full-time employees, of which three are dedicated to research and development efforts and the fourth is the Deliverz.ai chief executive officer, and two part-time consultants, which includes the Deliverz.ai chief financial officer and a U.S.-based business development specialist. None of our employees are members of a union or subject to the terms of a collective bargaining agreement. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plans

We adopted the 2017 Equity Incentive Plan (the “2017 Plan”), on October 16, 2017. The 2017 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

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Shares Available for Grants. The maximum number ordinary shares (including ordinary shares resulting or issued as a result of share split, reverse share split, bonus shares, combination or other recapitalization events), or shares of such other class of shares as shall be designated by the board of directors of the Company in respect of the relevant award) available for issuance under the 2017 Plan is determined by our board of directors from time to time. Shares issued under the 2017 Plan may be, in whole or in part, authorized but unissued shares, (and, subject to obtaining a ruling as it applies to 102 awards) treasury shares (dormant shares) or otherwise shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

Any shares (a) underlying an award granted under the 2017 Plan that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of shares, for any reason, without resulting in the issuance of shares; (b) if permitted by the Company, subject to an award that are tendered to pay the exercise price of an award; or withholding tax obligations with respect to an award; or, if permitted by the Company, subject to an award that are not delivered to a grantee because such shares are withheld to pay the exercise price of such award; or withholding tax obligations with respect to such award may again be available for issuance under the 2017 Plan and for issuance upon exercise or (if applicable) vesting thereof for the purposes of the 2017 Plan, unless determined otherwise by the our board of directors. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2017 Plan in its discretion.

Administration. The 2017 Plan is administered by our board of directors (the “Administrator”), which has full discretion to determine participants, grant terms, vesting schedules, exercise or additional payment amounts, restrictions on transfer, acceleration of vesting, and to amend, suspend, or terminate the 2017 Plan.

Eligibility. Employees may receive awards in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version) 5271-1961 (the “Ordinance”) and Section 3(i) of the Ordinance. Grantees may receive grants of ordinary shares or options to purchase ordinary shares, with or without a trustee, under the Ordinance. Non-employees (consultants, service providers, controlling shareholders) may only receive options to purchase ordinary shares under Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Any non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track”.

Grants. All awards granted pursuant to the 2017 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the Administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Subject to the conditions of the 2017 Plan, the Administrator determines when awards vest and become exercisable and expire.

Awards. The 2017 Plan provides for the grant of share options, ordinary shares, restricted ordinary shares, restricted share units and other share-based awards. To the extent required by applicable law, the exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable.

Exercise. An award under the 2017 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the Administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the Administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee. The exercise period of an award will be determined by the Administrator and stated in the award agreement, but will in no event be longer than ten (10) years from the date of grant of the award. Notwithstanding anything to the contrary, the Administrator may extend the periods for which awards held by any grantee may continue to vest and/or be exercisable; it being clarified that such awards may lose their entitlement to certain tax benefits under applicable law.

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Termination of Service. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates without cause, the grantee retains only vested shares/options up to termination and unvested awards are forfeited. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates for cause, all awards, whether vested or unvested, shall be immediately and automatically forfeited in their entirety without any obligation of the Company to provide compensation or consideration to the grantee. In the event of death or disability, vested options may be exercised within 12 months by the grantee or heirs.

Rights and Restrictions. Shares (but not unexercised options) entitle holders to dividends, subject to the Company’s articles of association and applicable tax law.

Transferability: Options and shares are generally non-transferable except by will or inheritance.

Trustee Requirement: Section 102 trustee awards must be held by a trustee for the statutory lock-up period. Early sale triggers tax penalties.

Corporate Transactions and Adjustments. If the Company undergoes a merger, acquisition, or reorganization where it is not the surviving entity, any outstanding options that have not yet been exercised will be replaced or converted into options of the acquiring company (or its parent/subsidiary). The conversion will reflect the exchange ratio of shares in the transaction, and the exercise price will be adjusted accordingly. Vesting schedules and other grant terms generally remain in effect, unless our board of directors decides otherwise. Our board of directors may decide that if the acquiring company does not assume or replace the options, then vesting of unvested options will accelerate. If the Company is voluntarily liquidated while options are still outstanding, grantees will be notified and given the option to exercise vested options. After this period, all unexercised options will immediately expire. In the event of a forward share split, reverse share split, share consolidation, or other capital restructuring, both the number of shares underlying the options and the exercise price will be adjusted proportionally. If the Company distributes bonus shares (share dividends), the number of shares issuable upon exercise will be increased accordingly, without changing the exercise price. If the Company distributes a cash dividend before the exercise of options, the exercise price will be reduced proportionally to reflect the dividend. If the Company issues rights offerings, option holders will be treated as if they had exercised their options prior to the record date, so they can participate in the rights offering on equal terms with shareholders. In all adjustments, fractional shares will not be issued. The number of shares will be rounded up to the nearest whole share.

Duration. The 2017 Plan became effective upon approval of our board of directors expires after 10 years.

Governing Law. Israeli law; exclusive jurisdiction in Tel Aviv courts.

Tax Liability. Grantees bear all tax obligations; Company and trustee may withhold taxes.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this registration statement by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

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Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. The percentage of beneficial ownership for the following table is based on 2,075,079 ordinary shares outstanding as of January 15, 2026. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after January 15, 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is 3 Hanehoshet St. Building B, 7th floor Tel Aviv, Israel 6971068.

Name of beneficial owner	Ordinary shares beneficially owned	Percentage owned
5% or Greater Shareholders
L.I.A Pure Capital Ltd. (1)	654,232	31.53%
Victor Tshuva (2)	175,271	8.21%
Roni Menashe (3)	175,394	8.17%
Moshe Morris Dahan (4)	115,271	5.55%
Directors and Executive Officers
Eliyahu Yoresh (5)	22,136	1.06%
Amitay Weiss (6)	21,164	1.02%
Amihay Hadad (7)	24,415	1.17%
Liron Carmel (8)	3,333	* %
Avi Ben David (9)	57,635	2.78%
Asaf Itzhaik (10)	51,333	2.41%
Shoshi Eizenberg Hertz (11)	3,333	* %
Ron Silberman (12)	3,333	* %
All directors and executive officers as a group 8 persons)	186,684	8.92%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of 654,232 ordinary shares held by Xylo Technologies Ltd. (“Xylo”). Xylo is a wholly-owned subsidiary of L.I.A. Pure Capital Ltd. Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of L.I.A. Pure Capital Ltd., and its address is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(2)	Consists of (i) 115,271 ordinary shares issued in connection with the Securities Exchange Agreement and (ii) 60,000 ordinary shares issuable upon the exercise of warrants issued in connection with the July 2025 Credit Facility. Does not include up to an additional 119,462 ordinary shares for no additional consideration upon the achievement of certain pre-determined milestones as set forth in the Securities Exchange Agreement

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(3)	Consists of (i) 103,754 ordinary shares issued in connection with the Securities Exchange Agreement and (ii) 71,640 ordinary shares issuable upon the exercise of warrants issued in connection with the July 2025 Credit Facility. Roni Menashe is the control person of M.R.M. Merhavit Holdings and Management Ltd. and may be deemed to be the beneficial owner of all the reported shares. The address of M.R.M. Merhavit Holdings and Management Ltd. is 31 Sokolov Street, Ramat Gan, Israel. Does not include up to an additional 28,297 ordinary shares for no additional consideration upon the achievement of certain pre-determined milestones as set forth in the Securities Exchange Agreement

(4)	Consists of 115,271 ordinary shares issued in connection with the Securities Exchange Agreement. Does not include up to an additional 119,462 ordinary shares for no additional consideration upon the achievement of certain pre-determined milestones as set forth in the Securities Exchange Agreement

(5)	Consists of (i) 12,116 ordinary shares and (ii) 10,020 ordinary shares issuable upon the exercise of warrants issued in connection with the July 2025 Credit Facility.

(6)	Consists of (i) 11,144 ordinary shares and (ii) 10,020 ordinary shares issuable upon the exercise of warrants issued in connection with the July 2025 Credit Facility.

(7)	Consists of (i) 11,082 ordinary shares and (ii) 13,333 options to purchase 13,333 ordinary shares granted under the Company’s Option Plan.

(8)	Consists of 3,333 options to purchase 3,333 ordinary shares granted under the Company’s Option Plan.

(9)	Consists of 57,635 ordinary shares issued in connection with the Securities Exchange Agreement. Does not include up to an additional 59,731 ordinary shares for no additional consideration upon the achievement of certain pre-determined milestones as set forth in the Securities Exchange Agreement

(10)	Consists of (i) 3,333 options to purchase 3,333 ordinary shares granted under the Company’s Option Plan and (ii) ordinary shares issued in connection with the Securities Exchange Agreement and (ii) 48,000 ordinary shares issuable upon the exercise of warrants issued in connection with the July 2025 Credit Facility.

(11)	Consists of 3,333 options to purchase 3,333 ordinary shares granted under the Company’s Option Plan.
(12)	Consists of 3,333 options to purchase 3,333 ordinary shares granted under the Company’s Option Plan.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in this registration statement, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2022.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See “Item 6.B — Compensation — Agreements with Executive Officers.”

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Options

Since our inception, we have granted our executive officers and certain of our directors options to purchase our ordinary shares. See “Item 6.E — Share Ownership — Equity Incentive Plans.”

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them in advance from a breach of their duty of care to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 6.C — Board Practices.”

Deliverz.ai Acquisition

On January 5, 2025, we entered into the Securities Exchange Agreement with Deliverz.ai, a company organized under the laws of the State of Israel, and all of the shareholders of Deliverz.ai (the “Deliverz.ai Shareholders”) pursuant to which we issued to the Deliverz.ai Shareholders an aggregate of 25% of our issued and outstanding capital stock on a pro rata and post-closing basis, equal to 518,770 of our ordinary shares in exchange for 100% of Deliverz.ai’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 1,000,000 Deliverz.ai ordinary shares. In addition, we also issued 103,754 of our ordinary shares, representing 5% of our issued and outstanding capital stock on post-closing basis, as a finder’s fee to the finder that introduced us to Deliverz.ai. The transactions contemplated by the Securities Exchange Agreement closed on July 10, 2025 subject to the satisfaction of customary closing conditions, which resulted in Deliverz.ai becoming a wholly-owned subsidiary of the Company. Pursuant to the Securities Exchange Agreement, we may issue to Deliverz.ai Shareholders up to an additional 537,634 ordinary shares upon the achievement of certain milestones as follows: (i) 236,559 ordinary shares will be issued if Deliverz.ai shall successfully complete a transaction for the supply of 20 robots within 18 months of the closing date of the Deliverz.ai acquisition and (ii) 301,075 ordinary shares will be issued if Deliverz.ai shall successfully complete a transaction for the supply of 200 robots within 48 months of the closing date of the Deliverz.ai acquisition.

In addition, pursuant to the Securities Exchange Agreement, we agreed to provide Deliverz.ai an interest-free loan in the amount of NIS 900,000 (approximately $273,000), of which Deliverz.ai received a portion of the loan amount equal to NIS 250,000 (approximately $76,000) from L.I.A. Pure Capital Ltd. (“Pure Capital”) as of the execution date of the Securities Exchange Agreement, with the remaining loan balance subject to the execution of a loan agreement between the parties. For additional information, see “Item 5. Operating and Financial Review and Prospects – Recent Financings – June 2025 Credit Facility.”

July 2025 Credit Facility

In July 2025, we entered into the July 2025 Credit Facility for a NIS 12 million (approximately $3.3 million) with certain lenders pursuant to which we also issued warrants to the lenders. Three members of our board of directors, Eliyahu Yoresh, Amitay Weiss and Asaf Itzahik, are lenders under the July 2025 Credit Facility. For additional information, see “Item 5. Operating and Financial Review and Prospects – Recent Financing – July 2025 Credit Facility.”

June 2025 Credit Facility

On June 25, 2025, we entered into a loan agreement with Pure Capital pursuant to which Pure Capital provided a loan to Deliverz.ai in the amount of NIS 1,452,000 (approximately $400,000) in order for Deliverz.ai to finance its ongoing operations following the closing of the Deliverz.ai acquisition. The loan will bear annual interest at a rate of 6%, and the principal will be repaid in 12 equal monthly installments starting from the closing date of the Deliverz.ai acquisition. For additional information, see “Item 5. Operating and Financial Review and Prospects – Recent Transactions – June 2025 Credit Facility.”

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Xylo Loan Agreement

On October 12, 2021, we entered into loan agreement with Xylo Technologies Ltd. (“Xylo”), pursuant to which Xylo agreed to extend us a loan in the amount of approximately NIS 4 million ($1.1 million) (the “Xylo Loan”). In August 31, 2025, the Xylo Loan was amended such that the repayment date was extended to June 30, 2026. As of the date hereof, the outstanding balance of the Xylo Loan is NIS 2,975 thousand (approximately $816 thousand). For additional information, see “Item 5. Operating and Financial Review and Prospects – Recent Transactions – Xylo Loan Agreement.”

2022 Loan Agreements

On February 13, 2022, the Company and Viewbix Inc. (“Viewbix”) entered into a loan agreement, according to which, the Company extended to Viewbix a Loan (the “First Loan Agreement”) and as of November 20, 2022, the outstanding amount due under the First Loan Agreement was approximately $2.5 million (the “First Loan Amount”).

On March 22, 2020, the Company and Gix Media Ltd. (“Gix Media”) entered into a loan agreement, according to which Gix Media extended the Company a loan (the “Second Loan Agreement” and together with the First Loan Agreement, the “Loan Agreements”) and as of November 20, 2022, the outstanding amount due under the Second Loan Agreement was approximately $7.1 million (the “Second Loan Amount”).

On November 20, 2022, the Company, Viewbix and Gix Media agreed to restructure the Loan Agreements, such that Viewbix repaid the First Loan Amount to the Company, by offsetting its amount from the Second Loan Amount owed by us to Gix Media. As a result, the outstanding amount due under the Second Loan Agreement was reduced to approximately $4.6 million and as of the date of this registration statement, the Company no further obligations under the First Loan Agreement. As of December 31, 2024, the outstanding amount due under the Second Loan Amount was approximately $4 million.

Additionally, on November 20, 2022, the Second Loan Agreement was amended to reflect the conversion of the currency of the Second Loan Amount (including any interest accrued thereunder) from NIS to USD, effective as of July 1, 2022.

On March 21, 2024, the Company’s board of directors approved to extend the Second Loan Agreement until July 1, 2024 and on July 20, 2025, the Company’s board of directors approved an addition extension until September 1, 2025.

On April 10, 2025, the board of directors of Viewbix. approved the settlement of the existing intercompany loan between the Company and Gix Media. Following this, the Company and Gix Media entered into a loan settlement agreement (the “Intercompany Loan Agreement”), which became effective on May 27, 2025. Pursuant to the Intercompany Loan Agreement, the Company’s loan to Gix Media was settled in exchange for the transfer of all of the Company’s intangible assets to Gix Media, including, but not limited to, intellectual property rights, trademarks, software, algorithms, domains, technological know-how, and any other intangible asset.

Reorganization Transaction with Gix Media Ltd.

On December 5, 2021, Viewbix entered into a certain Agreement and Plan of Merger with Gix Media Ltd. (“Gix Media”), an Israeli company and the majority-owned (77.92%) subsidiary of the Company, and Vmedia Merger Sub Ltd., an Israeli company and wholly-owned subsidiary of Viewbix (“Merger Sub”), pursuant to which, Merger Sub merged with and into Gix Media, with Gix Media being the surviving entity and a wholly-owned subsidiary of Viewbix (the “Reorganization Transaction”).

On September 19, 2022, the Reorganization Transaction was consummated and as a result, all outstanding ordinary shares of Gix Media, having no par value (the “Gix Media Shares”) were delivered to Viewbix in exchange for the Viewbix’s shares of common stock. As a result of the Reorganization Transaction, the former holders of Gix Media Shares, who previously held approximately 68% of Viewbix’s common stock, held approximately 97% of the Viewbix’s common stock, and Gix Media became a wholly owned subsidiary of Viewbix.

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C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividend Policy

We have never declared or paid any cash dividends to our shareholders, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends.

B. Significant Changes

Other than as otherwise described in this registration statement and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this registration statement.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been traded on the TASE since February 25, 1994 under the symbol “GIX”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been traded on the TASE since June 2020 under the symbol “GIX”. We are filing this registration statement in anticipation of the listing of our ordinary shares on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

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ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The following descriptions of share capital are summaries and are qualified by reference to our articles of association, a copy of which is filed with the SEC as an exhibit to this registration statement.

As of January 15, 2026, our authorized share capital consisted of 100,000,000 ordinary shares, having no par value per share, of which 2,075,079 shares were issued and outstanding as of such date. All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and are not subject to any preemptive right.

Upon the effectiveness of this registration statement, our ordinary shares are anticipated to be listed for trading on Nasdaq and will continue to trade on the TASE.

Since January 1, 2022, our share capital has changed as follows:

●	On January 5, 2025, we entered into the Securities Exchange Agreement Deliverz.ai and all of the Deliverz.ai Shareholders pursuant to which we issued to the Deliverz.ai Shareholders an aggregate of 25% of our issued and outstanding capital stock on a pro rata and post-closing basis, equal to 518,770 of our ordinary shares in exchange for 100% of Deliverz.ai’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 1,000,000 Deliverz.ai ordinary shares. In addition, we also issued 103,754 of our ordinary shares, representing 5% of our issued and outstanding capital stock on post-closing basis, as a finder’s fee to the finder that introduced us to Deliverz.ai. The transactions contemplated by the Securities Exchange Agreement closed on July 10, 2025, subject to the satisfaction of customary closing conditions, which resulted in Deliverz.ai becoming a wholly-owned subsidiary of the Company. On August 7, 2025, we issued an aggregate of a 22,288 ordinary shares in equal parts to the chairman of our board of directors and our chief executive officer as a special grant in connection with the completion of the Deliverz.ai transaction. Pursuant to the Securities Exchange Agreement, we may issue to Deliverz.ai Shareholders up to an additional 537,634 ordinary shares upon the achievement of certain milestones.

●

On January 6, 2026, our board of directors approved the grant of options to purchase an aggregate of 62,253 of our ordinary shares to five of Deliverz.ai’s employees. The options shall be issued under the following terms: (a) one quarter (1/4) of the options shall vest upon completion of 12 months from the grant date, and the remaining three quarters (3/4) shall vest over the subsequent 36 months in equal quarterly instalments; (b) the exercise price per option shall be NIS 19.50 (USD 5.30); and (c) the options may be exercised within a maximum period of four years from their respective vesting dates.

●

On September 2, 2025, we issued options to purchase 44,608 of our ordinary shares to Deliverz.ai’s CEO. The options were issued as part of the Deliverz.ai transaction under the following terms: (a) the vesting period of the options is four years, with vesting in 16 equal quarterly instalments (b) the exercise price per option is NIS 19.50 ($5.30); and (c) the options may be exercised within a maximum period of four years from their respective vesting dates.

●	On December 23, 2023, we issued 86,667 ordinary shares to Xylo Technologies Ltd. as part of a private placement for aggregate gross proceeds of $356,000.

●	During December 2023, options to purchase ordinary shares were exercised into an aggregate of 226 ordinary shares for aggregate gross proceeds of $4,700.

●	On September 14, 2022, we issued an aggregate of of 5,181 ordinary shares and 8,683 ordinary shares to the Company’s former chief executive offcer and former chairman of our board of directors, respectively, as a special grant in connection with the Cortex share acquisition transaction.

●	On June 19, 2022, we issued 115,027 ordinary shares as part of a rights offering for aggregate net proceeds of $1,531,000.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

As of January 15, 2026 we had two holders of record of our ordinary shares (the TASE nominee company and Israel Land Development Media Ltd).

For further information on our shares, see “Item 10.B. Articles of Association”.

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B. Articles of Association

Our registration number with the Israeli Registrar of Companies is 520040262.

Purposes and Objects of the Company

Our purpose is set forth in Section of our articles of association to be in effect upon the effectiveness of the listing of our ordinary shares on Nasdaq and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our ordinary shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each ordinary share entitling the holder thereof, which attend the meeting and participate at the voting, either in person electronically or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors will be elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote that will be required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, as detailed hereinabove (See – “Board Practices”), our Board of Directors is allowed to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve according to the duration of office of the director whom he replaces. External directors will be elected for an initial term of three years, may be elected for two additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management—Board Practices—External Directors.”

Annual and Special Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the members of our board of directors; and/or (b) one or more shareholders holding, in the aggregate, either (i) 5% or more of our outstanding voting power or (ii) 5% or more of our outstanding issued shares and 1% of our outstanding voting power.

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Despite the aforesaid, in accordance with the Alleviation Regulations, in foreign-traded Israeli company, the threshold for a shareholder who may demand that a general meeting be convened was increased from at least 5% of the share capital and 1% of the voting rights in the company, or 5% of the voting rights in the company to at least 10% of the share capital and 1% of the voting rights in the company, or 10% of the voting rights in the company (provided that where the foreign law sets a threshold which is lower than 10% the original threshold under the Israeli Companies Law shall apply as detailed in the paragraph above.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, under our articles of association to be in effect upon the effectiveness of the listing of our ordinary shares on Nasdaq, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights. If no quorum is present at the meeting within 30 minutes of the scheduled meeting start time, the meeting will be postponed by seven days, at the same time and place, without it being necessary to notify the shareholders of this, and subject to the Companies Law and any applicable law, or to a later date, if such a later date has been stated in the notice of the meeting, or to another day, time, and place, as the board of directors determines in a notice to the shareholders. If no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

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The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority requirement that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

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Further, Israeli tax considerations may make potential transactions undesirable to us or some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.

Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Changes in Our Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this registration statement.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs. The following also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased. To the extent that certain matters discussed below are based on new or evolving Israeli tax legislation that has not yet been subject to judicial or administrative interpretation, there can be no assurance that the Israel Tax Authority (“ITA”) or the courts will interpret such provisions in a manner consistent with the views expressed herein. This summary is based on Israeli laws and regulations in effect as of the date hereof and is intended solely as general information. It should not be regarded as legal, accounting or tax advice to any particular investor.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, effective as of 2018 and through 2025, is 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technological Enterprise (as discussed below) may be considerably less.

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Capital gains derived by an Israeli resident company are generally subject to tax at the same 23% corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. In general, an “Industrial enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization Benefit (Section 7A): Amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period and certain other intangible property rights (other than goodwill), commencing on the year in which such rights were first exercised;

●	Filing Consolidated Returns: Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	Public Offering Expenses: Under certain conditions, expenses related to a public offering are deductible in equal amounts over a three years period commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There is no assurance that we qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance. Expenditures related to scientific research and development that were not approved are deductible in equal amounts over three years.

From time to time we may apply the Israel Innovation Authority (“IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides, inter alia, certain incentives for capital investments in production facilities (or other eligible assets) and certain tax benefits with respect to certain eligible income.

The Investment Law was significantly amended effective April 1, 2005, January 1, 2011, and January 1, 2017 (the “2017 Amendment”). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises” - “Preferred Technological Enterprises”, or PTEs and “Special Preferred Technological Enterprise” or SPTEs as described below.

Additionally, In the framework of the 2017 amendment, the definition of “preferential income” was also updated and a transitional provision was established that was in effect, until June 30, 2021, that allowed the companies to continue implementing the “Preferred enterprise” and “Special Preferred Enterprise” regimes in their previous. As of June 30, 2021, with the expiration of the aforementioned Transitional Provision, all the companies that apply the Preferred Enterprise or Special Preferred Enterprise regimes are required to apply the rules of the 2017 amendment to their income from the Preferred Enterprise.

According to the 2017 Amendment, a company that complies with the terms under the PTE or SPTE regime may be entitled to certain tax benefits with respect to its “Preferred Technological Income”, which is income that is generated during the company’s regular course of business and derived from a benefitted intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity.

In order to calculate the preferred technological income, the PTE or the SPTE is required to take into account the income and the research and development expenses that are attributed to each single benefitted intangible asset, product or group of products (as defined in the Investment Law). Nevertheless, it should be noted that the transitional provisions allow companies to take into account all the income and research and development expenses attributed to all of the benefitted intangible assets they have, until December 31, 2021.

The 2017 Amendment applies to PTE that meet certain conditions, including: (1) the enterprise’s research and development expenses in the three years preceding the relevant tax year were at least 7% on average of the total revenue of the company that owns the enterprise or exceeded NIS 75 million in each such year and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as research and development expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million was previously made in the company and the company did not change its line of business since the investment was made; (c) growth in sales by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million, in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years.

An SPTE is an enterprise that meets conditions 1 and 2 above, and for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion.

The Preferred Technological Income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel, according to the NEXUS approach, satisfying the required conditions, will enjoy a reduced corporate tax rate of 12%. The tax rate is further reduced to 7.5% for a PTE located in development zone “A.”

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In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

SPTEs, satisfying the required conditions, will enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, an SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. An SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

The Regulations for the Encouragement of Capital Investments (Preferred Technological Income and Capital Profits for a Technological Enterprise), 2017, or Regulations, describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and SPTE Regimes.

In the event that intangible assets used for marketing purposes generate income, which exceeds 10% of the technological income from the benefitted intangible asset, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE or SPTE will not be required to attribute income to the marketing intangible asset.

The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, a presumption which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred or special preferred Enterprise regimes, to the extent such income would be considered as eligible (as discussed above).

Dividends distributed to individuals or non-Israeli shared by a PTE or a SPTE, paid out of Preferred Technological Income or capital gain derived from the sale of certain “Benefited Intangible Assets”, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

If such dividends are distributed to a foreign company (holding, solely or together with other non-Israeli companies, directly at least 90% in the Preferred Company or holding indirectly such 90% in the Preferred Company) and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid withholding certificate from the ITA allowing for such 4%).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits under the Investment Law could materially reduce our Israeli corporate tax liability.

Taxation of our Shareholders

Capital Gains

Israeli capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. Under the Israeli Income Tax Ordinance (the “Ordinance”), capital gains are divided into “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus reflects the increase in the asset’s adjusted cost basis due to Israeli CPI inflation (or foreign currency changes, as applicable) between purchase and sale dates, and is currently exempt from tax. The Real Capital Gain—total gain less the Inflationary Surplus—is subject to tax.

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Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control.” “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right) at the time of sale or at any time during the preceding 12 months period, such real capital gain will be taxed at the rate of 30%.

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30%, this until the determination of provision and conditions for the deduction of real interest expenses and linkage differentials under Section 101A(a)(9) and 101A(b).

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

A non-Israeli resident who derives capital gains from the sale, exchange or disposition of shares in an Israeli resident company that were purchased after the company was listed on a stock exchange outside of Israel will be exempt from Israeli capital gains tax subject to certain conditions, inter alia that the shares were not held through or attributable to a permanent establishment that the non-Israeli resident maintains in Israel.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation, or (ii) are the beneficiaries of, or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA).

For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23%) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47%.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return is not required to be filed, and no advance payment must be paid. Capital gain is also reportable on the annual income tax return

Dividends

We do not currently expect to pay dividends in the foreseeable future as it is noted under the section entitled “Certain Material U.S. Federal Income Tax Considerations” below. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid from income, which is not attributed to Preferred (including Preferred Technological) Enterprise at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at the time of distribution or at any time during the preceding 12 month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a Withholding tax certificate from the ITA allowing for such relief is obtained in advance). However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty (provided that a Withholding tax certificate from the ITA allowing for such relief is obtained in advance).

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income that was subject to a reduced corporate tax rate under the Investment Law and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% or 20% for a shareholder that is a United States corporation. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the ITA.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for surtax (as further explained below).

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Surtax

Under Section 121B of the Ordinance, a 3% surtax applies to annual taxable income exceeding NIS 721,560 (for 2024).This threshold is linked to the Israeli CPI, but linkage is frozen for 2025–2027 under recent legislation.

Beginning January 1 2025, individuals whose taxable income from capital sources (capital gains, dividends, and interest) exceeds NIS 721,560 in the tax year are subject to an additional 2% surtax, bringing the total potential surtax to 5% on such income.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code and final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, and excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

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Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, non-U.S. or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

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Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

We believe that we were not a PFIC for the year ended December 31, 2024 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not, and we cannot assure that we will not be in the future, classified as PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including a “deemed sale” election. The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

Dividend and sale proceeds may be subject to backup withholding at 24% if a U.S. Holder fails to provide a valid taxpayer identification number (TIN) or Form W-9. Backup withholding is not an additional tax and may be claimed as a credit against U.S. federal income tax upon filing a return.

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THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

The financial statements of Gix Internet Ltd. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this Registration Statement, have been audited by Brightman Almagor Zohar & Co., a Firm in Deloitte Global Network, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H. Documents on Display

When this registration statement becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy this registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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We maintain a corporate website www.gix-internet.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this registration statement. We have included these website addresses in this registration statement solely as inactive textual references.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 2.T. Derivative Financial Instruments” of our audited financial statements and related notes included elsewhere in this registration statement.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under the Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq listing standards, which are available at www.nasdaq.com, because in certain cases we follow our home country (Israel) practice. Pursuant to Section 5600 of the Nasdaq Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the Nasdaq standards applicable to listed U.S. companies. Set forth below is a list of those differences:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

●	Nomination of our directors. Our articles of association provide that with the exception of directors elected by our board of directors to fill a vacancy and external directors, which will be elected by an annual or special meeting of our shareholders and shall hold office until the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the minimum number stated in our amended articles, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned, or 3 years period in case of external director. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association will not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management—Board Practices—External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. Our board of directors has determined that Asaf Itzhaik, Shoshi Eizenberg Hertz and Ron Silberman “independent” for purposes of the Nasdaq Stock Market rules. Pursuant to the Alleviation Regulations we may classify directors who qualify as independent directors under the relevant non-Israeli rules, as ‘independent directors’ under the Companies Law, each of these four directors is also deemed to qualify as an ‘independent director’ under the Companies Law (as supplemented by the Alleviation Regulations). We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

110

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

111

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit
No.	Document
1.1*	Amended and Restated Articles of Association of the Registrant

4.1*+	2017 Equity Incentive Plan

4.2*+	Compensation Policy for Executive Officers and Directors

4.3*	Form of Indemnification Agreement

4.4*#^	Share Purchase Agreement dated January 5, 2025 by and between Gix Internet Ltd., Deliverz.ai Ltd. and the shareholders of Deliverz.ai Ltd.

4.5*#	Amendment No. 1 dated June 26, 2025 to Share Purchase Agreement dated January 5, 2025 by and between Gix Internet Ltd., Deliverz.ai Ltd. and the shareholders of Deliverz.ai Ltd.

4.6*#	Facility Agreement dated June 26, 2025 by and between Gix Internet Ltd. and the lenders thereto

4.7*#	Form of Warrant issued by Gix Internet Ltd. in connection with the Facility Agreement dated June 26, 2025 by and between Gix Internet Ltd. and the lenders thereto

4.8*#	Facility Agreement dated June 25, 2025 by and between Deliverz.ai Ltd. and L.I.A. Pure Capital Ltd.

4.9*	Loan Agreement dated October 12, 2021 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.10*	Amendment to Loan Agreement dated August 25, 2022 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.11*	Amendment No. 2 to Loan Agreement dated August 28, 2023 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.12*	Amendment No. 3 to Loan Agreement dated November 8, 2023 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.13*	Amendment No. 4 to Loan Agreement dated January 1, 2024 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.14*	Amendment No. 5 to Loan Agreement dated August 22, 2024 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.15*	Amendment No. 6 to Loan Agreement dated October 6, 2024 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.16*	Amendment No. 7 to Loan Agreement dated January 6, 2025 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.17*	Amendment No. 8 to Loan Agreement dated August 31, 2025 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.18*#	Framework Agreement dated May 31, 2025 by and between Sheba Health Services and Research Foundation and Deliverz.ai Ltd. (f/k/a/ Seamless Vision (2017) Ltd.)

8.1*	Subsidiaries of the Registrant

15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm of the Company

*	To be filed by amendment
+	Indicates a management contract or any compensatory plan, contract or arrangement.
^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.
#	English translation of original Hebrew document.

112

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

GIX INTERNET LTD.

Date:	By:
Amitay Weiss
Chief Executive Officer

113

Gix Internet Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Gix Internet Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gix Internet Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of Comprehensive Income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1E to the financial statements, the decrease in revenues and cash flows from operations may result in the Company’s inability to repay its debt obligations during the 12-month period following the issuance date of these financial statements. Management’s plans in regard to these matters are also described in Note 1E. These conditions raise a substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

October 24, 2025

We have served as the Company’s auditor since 2018.

F-2

GIX INTERNET LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	Note	As of December 31 2024	As of December 31 2023	As of September 30 2025 (Unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents		632	1,910	135
Restricted deposits	13A	58	149	6
Accounts receivable		1,832	11,359	-
Other current assets	3	1,304	811	1,342

Total current assets		3,826	14,229	1,483

NON-CURRENT ASSETS

Deferred taxes	12	164	147	-
Property and equipment, net	4	28	247	12
Operating lease right-of-use asset	5	-	397	-
Investment in shares at fair value	14A	61	171	88
Investments accounted for using the equity method	19A	-	-	7,934
Intangible assets, net	6	3,089	4,258	3,103
Goodwill	6	9,950	11,975	2,781

Total non-current assets		13,292	17,195	13,918

Total assets		17,118	31,424	15,401

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GIX INTERNET LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands (except share data)

	Note	As of December 31 2024	As of December 31 2023	As of September 30 2025 (Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	8	6,417	12,651	627
Short-term loans	10	3,174	5,827	1,299
Current maturities of long-term loans	10	3,064	1,440	-
Embedded derivatives	11	29	-	908
Short-term convertible loans	10.F-H	779	-	-
Other payables	9	989	992	443
Current portion of long-term operating lease liabilities	5	-	85	-

Total current liabilities		14,452	20,995	3,277

NON-CURRENT LIABILITIES

Long-term loans, net of current maturities	10	496	3,064	811
Long-term operating lease liabilities, net of current portion	5	-	304	-
Deferred taxes	12C	367	536	714

Total non-current liabilities		863	3,904	1,525

Commitments and contingencies	13

SHAREHOLDERS’ EQUITY	14

Ordinary shares no par value - Authorized: 100,000,000 shares; Issued and outstanding:, 1,430,267, 1,430,041 and 2,075,079 shares as of December 31, 2024, December 31, 2023, and September 30, 2025 respectively.		-	-	-
Foreign currency translation reserve		211	193	(187)
Additional paid-in capital		35,425	34,810	51,473
Accumulated deficit		(38,075)	(33,125)	(40,687)
Equity attributed to shareholders of Gix Internet Ltd.		(2,439)	1,878	10,599
Non-controlling interests		4,242	4,647	-
Total equity		1,803	6,525	10,599

Total liabilities and shareholders’ equity		17,118	31,424	15,401

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share data)

		Year ended December 31,
	Note	2024	2023

Revenues		26,941	79,613

Costs and expenses:
Traffic-acquisition and related costs	15A	21,987	70,451
Research and development	15B	1,891	2,900
Selling and marketing	15C	1,643	2,805
General and administrative	15D	2,702	3,354
Depreciation and amortization	4,6	1,300	2,176
Goodwill impairment	6B	2,025	-
Other expenses, net	5	34	-

Operating loss		(4,641)	(2,073)

Financial expense, net	15E	3,112	1,651

Loss before income taxes		(7,753)	(3,724)

Tax expense (benefit)	12C	(7)	27

Net loss		(7,746)	(3,751)

Other comprehensive income:
Foreign currency translation adjustments		(18)	(114)

Total comprehensive loss		(7,728)	(3,637)

Net loss is attributable to:
Shareholders of Gix Internet Ltd.		(4,950)	(2,952)
Non-controlling interests		(2,796)	(799)
		(7,746)	(3,751)

Total comprehensive loss is attributable to:
Shareholders of Gix Internet Ltd.		(4,932)	(2,838)
Non-controlling interests		(2,796)	(799)
		(7,728)	(3,637)

Net loss per share – Basic and diluted attributed to shareholders		(3.46)	(2.19)

Weighted average number of shares – Basic and diluted		1,430,051	1,350,023

The accompanying notes are an integral part of these financial statements.

F-5

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

		For the nine months ended September 30,		For the three months ended September 30,
	Note	2025	2024	2025	2024

Revenues		7,731	23,616	2,717	6,281

Costs and expenses:
Traffic-acquisition and related costs	15A	6,336	19,214	2,133	5,145
Research and development	15B	635	1,610	359	342
Selling and marketing	15C	588	1,441	182	329
General and administrative	15D	2,086	2,053	1,066	545
Depreciation and amortization	4,6	1,087	997	443	298
Goodwill impairment	6B	6,105	-	2,439	-
Other expenses, net	5	1,282	-	738	213

Operating loss		(10,388)	(1,699)	(4,643)	(591)

Gain from deconsolidation of Viewbix Inc.	19A	(6,731)	-	(6,731)	-
Financial expense (income), net	15E	11,507	2,900	1,068	(352)

Income (loss), before income taxes		(15,164)	(4,599)	1,020	(239)

Tax expense (benefit)	12	(126)	72	(53)	(8)

Net income (loss)		(15,038)	(4,671)	1,073	(231)

Other comprehensive income:
Foreign currency translation adjustments income (loss)		(398)	118	(100)	(76)

Total comprehensive income (loss)		(15,436)	(4,553)	973	(307)

Net income (loss) is attributable to:
Shareholders of Gix Internet Ltd.		(2,612)	(3,540)	4,077	(160)
Non-controlling interests		(12,426)	(1,131)	(3,004)	(71)
		(15,038)	(4,671)	1,073	(231)

Total comprehensive income (loss) is attributable to:
Shareholders of Gix Internet Ltd.		(3,010)	(3,422)	3,977	(236)
Non-controlling interests		(12,426)	(1,131)	(3,004)	(71)
		(15,436)	(4,553)	973	(307)

Net income (loss) per share – Basic attributed to shareholders		(1.61)	(2.48)	2.05	(0.34)
Net income (loss) per share –Diluted attributed to shareholders		(1.61)	(2.48)	1.76	(0.34)

Weighted average number of shares – Basic		1,621,661	1,430,041	1,989,534	1,430,041
Weighted average number of shares –Diluted		1,621,661	1,430,041	2,318,305	1,430,041

F-6

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Foreign Currency Translation	Additional Paid-in	Accumulated	Equity Attributed to Shareholders of Gix Internet	Non- Controlling	Total
	Number	Amount	Reserve	Capital	Deficit	Ltd	Interests	Equity

Balance as of January 1, 2024	1,430,041	-	193	34,810	(33,125)	1,878	4,647	6,525

Net loss	-	-	-	-	(4,950)	(4,950)	(2,796)	(7,746)
Other comprehensive income	-	-	18	-	-	18	-	18
Total comprehensive loss	1,430,041	-	18	-	(4,950)	(4,932)	(2,796)	(7,728)

Share-based compensation (see note 14.B)	-	-	-	12	-	12	-	12
Subsidiaries’ share-based compensation (see note 14.B)	-	-	-	-	-	-	68	68
Exercise of warrants	226	-	-	5	-	5	-	5
Issuance of shares and warrants by Viewbix Inc. (see notes 10, 14.A, 14.B)	-	-	-	(705)	-	(705)	1,793	1,088
Reclassification of derivative warrant liability into equity (see note 10.E)	-	-	-	1,303	-	1,303	530	1,833

Balance as of December 31, 2024	1,430,267	-	211	35,425	(38,075)	(2,439)	4,242	1,803

The accompanying notes are an integral part of these consolidated financial statements.

F-7

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Foreign Currency Translation	Additional Paid-in	Accumulated	Total Attributed to the company’s	Non- Controlling	Total
	Number	Amount	Reserve	Capital	Deficit	Shareholders	Interests	Equity

Balance as of January 1, 2023	1,343,374	-	79	35,357	(30,173)	5,263	7,063	12,326

Net loss	-	-	-	-	(2,952)	(2,952)	(799)	(3,751)
Other comprehensive income	-	-	114	-	-	114	-	114
Total comprehensive loss	1,343,374	-	114	-	(2,952)	(2,838)	(799)	(3,637)

Share-based compensation (see notes 14.B)	-	-	-	39	-	39	-	39
Subsidiaries’ share-based compensation	-	-	-	-	-	-	135	135
Issuance of shares to parent company (see note 14.A)	86,667	-	-	385	-	385	-	385
Transaction with non-controlling interests by Viewbix Inc. (see note 7.B)	-	-	-	(971)	-	(971)	(1,654)	(2,625)
Dividend declared to non-controlling interests (see note 14.C)	-	-	-	-	-	-	(153)	(153)
Issuance of warrants by Viewbix Inc. (see note 10.E)	-	-	-	-	-	-	55	55

Balance as of December 31, 2023	1,430,041	-	193	34,810	(33,125)	1,878	4,647	6,525

The accompanying notes are an integral part of these consolidated financial statements.

F-8

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Foreign Currency Translation	Additional Paid-in	Accumulated	Equity Attributed to Shareholders of Gix	Non- Controlling	Total
	Number	Amount	Reserve	Capital	Deficit	Internet Ltd	Interests	Equity

Balance as of January 1, 2025	1,430,267	-	211	35,425	(38,075)	(2,439)	4,242	1,803

Net loss	-	-	-	-	(2,612)	(2,612)	(12,426)	(15,038)
Other comprehensive income	-	-	(398)	-	-	(398)	-	(398)
Total comprehensive loss	1,430,267	-	(398)	-	(2,612)	(3,010)	(12,426)	(15,436)

Share-based compensation	-	-	-	13	-	13	65	78
Subsidiaries’ Share-based compensation Company (see note 19.E)	-	-	-	23	-	23	-	23
Issuance of shares and warrants in connection with conversion of loans in Viewbix Inc. (see note 10.G -10.H)	-	-	-	4,341	-	4,341	6,731	11,072
Issuance of shares in connection with acquisition by Viewbix Inc. (see note 18.E)	-	-	-	1,792	-	1,792	3,367	5,159
Exercise of warrants in Viewbix Inc. (see note 18.O)	-	-	-	398	-	398	1,824	2,222
Redemption of loan from subsidiary (see note 10.I)	-	-	-	2,324	-	2,324	(2,324)	-
Issuance of shares and warrants in connection with private placement by Viewbix Inc. (see note 18.L)		-	-	911	-	911	3,112	4,023
Issuance of shares in connection with acquisition of a subsidiary (see notes 18.K and 7.D)	622,524	-	-	5,247	-	5,247	-	5,247
Issuance of shares to the Company’s Officers (see note 18.M)	22,288	-	-	215	-	215	-	215
Issuance of the Company’s warrants in connection to July 2025 Credit Facility Agreement (see note 18.J)	-	-	-	592	-	592	-	592
July 2025 Credit Facility Agreement’s adjustment to fair value (see note 18.J)	-	-	-	192	-	192	-	192
Deconsolidation of Viewbix Inc. (see note 19.A)	-	-	-		-	-	(4,591)	(4,591)

Balance as of September 30, 2025	2,075,079	-	(187)	51,473	(40,687)	10,599	-	10,599

F-9

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Foreign Currency Translation	Additional Paid-in	Accumulated	Equity Attributed to Shareholders of Gix Internet	Non- Controlling	Total
	Number	Amount	Reserve	Capital	Deficit	Ltd	Interests	Equity

Balance as of July 1, 2025	1,430,267	-	(87)	44,204	(44,764)	(647)	4,172	3,525

Net income (loss),	-	-	-	-	4,077	4,077	(3,004)	1,073
Other comprehensive income	-	-	(100)	-	-	(100)	-	(100)
Total comprehensive loss	-	-	(100)	-	4,077	3,977	(3,004)	973

Share-based compensation Company (see note 19.E)	-	-	-	21	-	21	-	21
Exercise of warrants in Viewbix Inc.	-	-	-	91	-	91	311	402
Issuance of shares in connection with acquisition of a subsidiary (see notes 18.K and 7.D)	622,524	-	-	5,247	-	5,247	-	5,247
Issuance of shares and warrants in connection with private placement by Viewbix Inc. (see note 18.L)	-	-	-	911	-	911	3,112	4,023
Issuance of shares to the Company’s Officers (see note 18.M)	22,288	-	-	215	-	215	-	215
Issuance of the Company’s warrants in connection to July 2025 Credit Facility Agreement (see note 18.J)	-	-	-	592	-	592	-	592
July 2025 Credit Facility Agreement’s adjustment to fair value (see note 18.J)	-	-	-	192	-	192	-	192
Deconsolidation of Viewbix Inc. (see note 19.A)	-	-	-	-	-	-	(4,591)	(4,591)

Balance as of September 30, 2025	2,075,079	-	(187)	51,473	(40,687)	10,599	-	10,599

F-10

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Foreign Currency Translation	Additional Paid-in	Accumulated	Equity Attributed to Shareholders of Gix	Non- Controlling	Total
	Number	Amount	Reserve	Capital	Deficit	Internet Ltd	Interests	Equity

Balance as of January 1, 2024	1,430,041	-	193	34,810	(33,125)	1,878	4,647	6,525

Net loss	-	-	-	-	(3,540)	(3,540)	(1,131)	(4,671)
Other comprehensive income	-	-	118	-	-	118	-	118
Total comprehensive loss	-	-	118	-	(3,540)	(3,422)	(1,131)	(4,553)

Share-based compensation	-	-	-	11	-	11	-	11
Subsidiaries’ share-based compensation	-	-	-	-	-	-	90	90
Issuance of shares and warrants by Viewbix Inc. (see note 10.G -10.H and 13.B)	-	-	-	(705)	-	(705)	1,793	1,088
Reclassification of derivative warrant liability into equity (see note 10.F)	-	-	-	1,303	-	1,303	530	1,833

Balance as of September 30, 2024	1,430,041	-	311	35,419	(36,665)	(935)	5,929	4,994

F-11

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Foreign Currency Translation	Additional Paid-in	Accumulated	Equity Attributed to Shareholders of Gix	Non- Controlling	Total
	Number	Amount	Reserve	Capital	Deficit	Internet Ltd	Interests	Equity

Balance as of July 1, 2024	1,430,041	-	387	34,620	(36,185)	(1,178)	4,512	3,334

Net loss	-	-	-	-	(480)	(480)	(352)	(832)
Other comprehensive income	-	-	(76)	-	-	(76)	-	(76)
Total comprehensive loss	-	-	(76)	-	(480)	(556)	(352)	(908)

Share-based compensation	-	-	-	3	-	3	-	3
Subsidiaries’ share-based compensation	-	-	-	-	-	-	61	61
Issuance of shares and warrants by Viewbix Inc. (see note 10.G -10.H and 13.B)	-	-	-	(563)	-	(563)	1,471	908
Reclassification of derivative warrant liability into equity (see note 10.F)	-	-	-	1,303	-	1,303	530	1,833

Balance as of September 30, 2024	1,430,041	-	311	35,419	(36,665)	(935)	5,929	4,994

F-12

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year ended December 31,
	2024	2023

Cash flows from Operating Activities
Net loss	(7,746)	(3,750)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortizations	1,300	2,176
Share-based compensation	80	174
Deferred taxes	(186)	(50)
Accrued interest, net	105	56
Amortization of loan discounts	59	89
Change in the fair value of financial assets at fair value through profit or loss	99	46
Goodwill impairment (see note 6.B)	2,025	-
Amortization of deferred debt issuance costs (see note 10.F)	152	-
Equity based debt issuance costs (see note 10.E)	26
Loss from substantial debt terms modification (see note 10.E)	1,914	-
Loss on sale and disposal of property and equipment	73	-
Loss from termination of lease agreement	8	-

Changes in assets and liabilities items:
Decrease in accounts receivable	9,527	9,590
Decrease in other current assets	126	255
Decrease in operating lease right-of-use assets	-	89
Decrease in severance pay, net	-	(100)
Decrease in accounts payable	(6,195)	(7,298)
Decrease in other payables	(85)	(585)
Decrease in operating lease liabilities	-	(86)

Net cash provided by operating activities	1,282	606

The accompanying notes are an integral part of these consolidated financial statements.

F-13

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands (except share data)

	Year ended December 31,
	2024	2023

Cash flows from Investing Activities
Purchase of property and equipment	(1)	(16)

Net cash used in investing activities	(1)	(16)

Cash flows from Financing Activities
Cash paid to non-controlling interests (see note 7.B)	-	(2,625)
Receipt of short-term loans	935	1,200
Receipt of short-term convertible loans	630	-
Repayment of short-term loans	(3,967)	(1,269)
Receipt of long-term loans (see note 10.B)	-	1,980
Receipt of short-term loan from parent company	40	-
Repayment of long-term loans	(510)	(1,811)
Payment of dividend to shareholders (see note 14.C)	-	(130)
Payment of dividend to non-controlling interests (see note 14.C)	-	(598)
Issuance of common shares and warrants in connection with private placement (see note 13.B)	198	-
Proceeds from issuance of common shares to parent company (see note 14.A(	-	221
Proceeds from exercise of warrants	5	-

Net cash used in financing activities	(2,669)	(3,032)

Decrease in cash and cash equivalents and restricted cash	(1,388)	(2,442)

Cash and cash equivalents and restricted cash at beginning of period	2,059	4,462

Gains from exchange differences on cash and cash equivalents and restricted cash	19	39

Cash and cash equivalents and restricted cash at end of period	690	2,059

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the period
Income taxes paid	(123)	(663)
Interest paid	(676)	(922)
	(799)	(1,585)

Non-cash finance and investing activities:
Deemed extinguishment and re-issuance of debt (see note 10.E)	500	-
Termination of operating lease agreement (see note 5)	389	-
Issuance of common shares to Parent Company in exchange for shares (see note 14.A)	-	164
Deferred debt issuance costs paid in common shares (see notes 10.G and 10.F)	481	-
Deferred debt issuance costs paid in warrants (see notes 10.G and 10.F)	296	-

The accompanying notes are an integral part of these consolidated financial statements.

F-14

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

	For the nine months ended September 30,		For the three months ended September 30,
	2025	2024	2025	2024

Cash flows from Operating Activities	(15,038)	(4,671)	1,073	(832)
Net profit (loss)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortizations	1,087	997	443	298
Share-based compensation	882	101	802	64
Deferred taxes	(159)	(75)	(59)	(19)
Accrued interest, net	80	59	57	(11)
Amortization of loan discounts	38	44	-	29
Change in the fair value of financial assets at fair value through profit or loss	10,238	116	135	26
Goodwill impairment (see note 6.B)	6,105	-	2,439	-
Amortization of deferred debt issuance costs (see note 10.E)	865	62	731	30
Loss from substantial debt terms modification (see note 10.E)	-	1,914	-	-
Loss on sale and disposal of property and equipment	-	73	-	-
Loss from termination of lease agreement	-	8		-
Gain from deconsolidation of Viewbix Inc. (see note 19.A)	(6,731)	-	(6,731)	-

Changes in assets and liabilities items:
Decrease (increase) in accounts receivable	505	5,268	(278)	(18)
Decrease (increase) in other current assets	158	63	(57)	(5)
Increase (decrease) in accounts payable	(1,123)	(2,211)	(855)	1,235
Increase (decrease) in other payables	50	(35)	(78)	(278)

Net cash provided by (used in) operating activities	(3,043)	1,713	(2,378)	519

F-15

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

	For the nine months ended, September 30,		For the three months ended September 30,
	2025	2024	2025	2024

Cash flows from Investing Activities
Net cash from acquisition of a subsidiaries (see note 18.E and 18.K)	31	-	19	-
Deconsolidation of Viewbix Inc. (Appendix B and note 19.A)	(2,371)	-	(2,371)	-
Purchase of property and equipment	(7)	-	(7)	-

Net cash used in investing activities	(2,347)	-	(2,359)	-

Cash flows from Financing Activities
Receipt of short-term loans	8,495	1,985	4,048	235
Receipt of short-term convertible loans	630	630	-	280
Repayment of short-term loans	(9,206)	(4,717)	(5,943)	(6)
Receipt of long-term loans (see notes 10.B and 18.J)	2,526	-	2,526
Receipt of short-term loan from parent company	42	(510)	-	(190)
Repayment of short-term loan from parent company	(97)	-	(97)	-
Repayment of long-term loans	(3,560)	-	(2,233)	--
Issuance of common shares and warrants in connection with private placement in Viewbix Inc. (see note 18.L)	4,023	198	4,023	(39)
Proceeds from exercise of warrants in Viewbix Inc.	2,222	-	402	-

Net cash provided by (used in) financing activities	5,075	(2,414)	2,726	280

Increase (decrease) in cash and cash equivalents and restricted cash	(315)	(701)	(2,011)	799

Cash and cash equivalents and restricted cash at beginning of period	690	2,059	2,229	709

Gain (loss) from exchange differences on cash and cash equivalents and restricted cash	(234)	92	(77)	(58)

Cash and cash equivalents and restricted cash at end of period	141	1,450	141	1,450

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the period
Income taxes paid	7	114	2	34
Interest paid	357	562	92	173

F-16

GIX INTERNET LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

APPENDIX A TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

	For the nine months ended, September 30,		For the three months ended September 30,
	2025	2024	2025	2024

Cash flows from Investing Activities

Non-cash finance and investing activities:			-	-
Deemed extinguishment and re-issuance of debt (see note 10.E)	-	500
Termination of operating lease agreement (see note 5)	-	389	-	-
Deferred debt issuance costs paid in common shares (see notes 10.G and 10.F)	-	481	-	481
Deferred debt issuance costs paid in warrants (see notes 10.G and 10.F)	-	296	-	296
Redemption of loan from subsidiary (see note 10.I)	2,324	-	-	-
Conversion of loans into shares and warrants in Viewbix Inc.	922	-	-	-
Issuance of shares in connection with acquisition of a subsidiary (see notes 18.K and 7.D)	5,247	-	5,247	-

APPENDIX B TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

Deconsolidation of Viewbix Inc. (see note 19.A):

As of September 25, 2025
Net working capital other than cash	6,819
Property and equipment, net	(81)
Deferred taxes - long term asset	(28)
Intangible assets, net	(3,315)
Goodwill	(8,970)
Investments accounted for using the equity method	7,934
Long-term loans, net of current maturities	781
Earn-out liability	1,010
Deferred taxes - long term liability	361
Derecognition of non-controlling interests	4,591
Gain arising from deconsolidation	(6,731)
Net cash deconsolidated upon loss of control	2,371

F-17

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: GENERAL

A. Organizational Background

Gix Internet Ltd. (the “Company”) was incorporated in the State of Israel on July 24, 1978, under the name Theodor Herzl Hotel Jerusalem Ltd. On November 08, 1993, the Company changed its name to Maariv Holding Ltd. On October 24, 2013, the Company changed its name to Algomizer Ltd. and on June 06, 2020 the Company changed its name to Gix Internet Ltd. The Company’s ordinary shares have been trading on the Tel Aviv Stock Exchange (the “TASE”) since February 25, 1994.

As of December 31, 2024, the Company holds 100% of Algomizer Inc.’s outstanding shares and 53.31% of Viewbix Inc.’s outstanding shares and Viewbix Inc. holds all of the outstanding shares of Viewbix Ltd. and Gix Media Ltd. (the “Gix Media”). Through the periods included in these financial statements, Algomizer Inc’s did not have business operations.

The shares of Viewbix Inc. are listed in the United States. On June 5, 2025, Viewbix Inc. completed its uplisting to the Nasdaq Stock Market and began trading on the Nasdaq Capital Market under the ticker symbol “VBIX” (the “Uplist”). Following the Uplist, Viewbix Inc.’s shares ceased to be quoted on the OTC Markets, Pink Tier at the close of business on June 4, 2025 (see note 18.H). Viewbix Ltd. and Gix Media are private entities incorporated in Israel.

On October 13, 2021, Gix Media completed the acquisition of 70% of the shares of Cortex Media Group Ltd. (the “Cortex” and the “Cortex Transaction”, respectively), a private company incorporated in Israel. On January 23, 2023, Gix Media acquired an additional 10% of Cortex’s shares (see note 7).

On July 10, 2025, the Company completed the acquisition of 100% of the shares of Deliverz.ai Ltd. (“Deliverz”), a private company incorporated in Israel (see note 18.K).

During the nine months ended September 30, 2025, as a result of an increase in the number of Viewbix Inc.’s common share the Company’s holdings in Viewbix Inc.’s decreased to 26.42% compared to 53.31% as of December 31, 2024. In addition, on September 25, 2025, following changes in the composition of the Board of Directors of Viewbix Inc., the number of directors of Viewbix Inc. appointed by the Company decreased to less than 50%. As a result of the decrease in the Company’s holdings in Viewbix Inc.’s, common share together with the change in the composition of Viewbix Inc.’s Board of Directors, the Company lost control over Viewbix Inc. and, accordingly, deconsolidated the financial results of Viewbix Inc. As of September 30, 2025, the Company presents its investment in Viewbix Inc. using the equity method (see Note 19.A).

F-18

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: GENERAL (Cont.)

A. Organizational Background (Cont.)

The Company, Viewbix Inc., Viewbix Ltd., Algomizer Inc., Deliverz, Gix Media and its subsidiaries, Mettagramm and its subsidiary, Cortex and its subsidiaries are collectively referred as the Group in these financial statements.

Prior the deconsolidated of Viewbix Inc. the Group’s business operations are conducted under Gix Media, Mettagramm and Cortex. Following the deconsolidation of Viewbix Inc. the Company’s business operations are conducted under Deliverz.

B. Business Overview

Prior to the deconsolidation of Viewbix Inc. the Group had two main activities that were reported as separate operating segments: the search segment and the digital content segment.

The search segment develops a variety of technological software solutions, which perform automation, optimization, and monetization of internet campaigns, for the purposes of obtaining and routing internet user traffic to its customers. The search segment activity is conducted under Gix Media.

The digital content segment is engaged in the creation and editing of content, in different languages, for different target audiences, for the purpose of generating revenues from leading advertising platforms, by utilizing such content to obtain and route internet user traffic for its customers. The digital content segment activity is conducted under Cortex (see also note 18.F).

Additionally, on March 24, 2025, Viewbix Inc. entered into a new securities exchange agreement with the shareholders of Metagramm Software Ltd. (the “Metagramm”), a private entity incorporated in Israel, pursuant to which Viewbix Inc. acquired 100% of Metagramm’s shares for consideration of $5,159 (see note 7.C and 18.E). Metagramm specializes in developing writing assistance tools that leverage artificial intelligence, machine learning and natural language processing technologies.

On July 10, 2025, the Company completed the acquisition of 100% of the shares of Deliverz. Deliverz specialize in the development of advanced logistics automation solutions that integrate with third-party autonomous robots to deploy its proprietary software stack, creating a unified, intelligent delivery solutions optimized for complex, high-traffic environments, such as hospitals and large campuses (see note 18.K). Following the deconsolidation of Viewbix Inc. the Company business operations are conducted exclusively through Deliverz.

C. Impact of the “Iron Swords” War on Israel

On October 7, 2023, following the brutal attacks on Israel by Hamas, a terrorist organization based in the Gaza Strip that breached Israel’s southern border and carried out a series of assaults on civilian and military targets, Israel’s Security Cabinet declared a state of war (“the War”). Following the outbreak of the War, hostilities also escalated between Israel and Hezbollah, a terrorist organization based in Lebanon. While ceasefire agreements have been reached, the situation has the potential to further escalate into a broader regional conflict. The War has led to a reduction in business activity in Israel, the evacuation of residents from Israel’s northern and southern borders, significant mobilization of military reserves, and a decrease in workforce availability.

In June 2025, Israel launched a strike targeting Iran’s nuclear facilities. After 12 days of fighting, a ceasefire was reached between Israel and Iran. In October 2025, after 2 years of fighting, a ceasefire was reached between Israel and Hamas. However, the situation remains volatile, and the risk of a broader regional escalation involving additional actors still exists.

As the Group’s customers are mainly in the US and Europe, its operations, revenues, and profitability were indirectly affected due to recruitment of senior employees to military reserves for an extended period of time.

In January 2024, Gix Media and Cortex filed a request with the Israeli Tax Authority (the “ITA”) to receive compensation for the decrease in revenues related to the War. In April and May 2024, Gix Media and Cortex received a total of $337 from the ITA that were recorded as a reduction of other expenses, net in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2024.

F-19

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: GENERAL (Cont.)

D. Cortex Adverse Effect

In April 2024, Cortex’s significant customer ceased advertising on Cortex’s sites, as part of its policy decision to cease advertising on Made for Advertising (the “MFA”) sites (the “Cortex Adverse Effect”). The Cortex Adverse Effect, which has materially affected Cortex’s business and operations, has occurred following certain developments relating to publishers that are categorized by a number of on-line advertisers as MFA, including decisions made by leading media on-line advertisers to prioritize different media categories and implement publishing restrictions in connection with MFA. Due to the Cortex Adverse Effect, the Company recorded an impairment of $6,105 and $2,025 in the goodwill related to the digital content segment during the nine months ended September 30, 2025 and for the year ended December 31, 2024 respectively (see also note 6.B).

E. Going Concern

During the second half of 2023, the year ended December 31, 2024 and the nine months ended September 30, 2025, the Group experienced a decrease in its revenues from the digital content and search segments, as a result of the Cortex Adverse effect (see note 1.D), a decrease in user traffic acquired from third party advertising platforms, an industry-wide decrease in advertising budgets, changes and updates to internet browsers’ technology, which adversely impacted the Company’s ability to acquire traffic in the search segment and a decrease in revenues from routing of traffic acquired from third-party strategic partners in the search segment, as a result of lack of availability of suppliers credit from such third party strategic partners. As a result of the foregoing, during the nine months ended September 30, 2025, the years ended December 31, 2024 and 2023, the Company recorded an operating loss of $10,388, $4,641 and $2,073 respectively. Additionally, the Company recorded a net loss of $15,038, $7,746 and $3,751 during the nine months ended September 30, 2025, years ended December 31, 2024 and 2023, respectively. As of September 30, 2025 and December 31, 2024, the Company had cash and cash equivalents of $135 and $632, short-term and long-term loans of $2,110 and $7,513 and accumulated deficit of $40,687 and $38,075 respectively.

Management’s response to these conditions included reduction of salaries and related expenses and reduction of professional services in the research and development and selling and marketing functions, reduction of other operational expenses, such as lease costs and overheads, as well as creation of new partnerships and other new income sources. In addition, during the period from June to August 2024, the Company raised through a private placement and through three credit facility agreements with certain investors and lenders (see note 10) aggregate gross proceeds of $887.

Additionally, during the nine months ended September 30,2025, the Group raised additional gross proceeds in amount of $6.7 million through exercise of warrants and a private placement and completed a credit line agreement totalling NIS 12 million ($3.3 million), (see notes 18.O, 18.L and 18.J).

Despite the above, there remains uncertainty regarding the Group’s ability to raise additional financing if needed. Such conditions raise substantial doubt regarding the Group’s ability to continue as a going concern. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F. Company Strategy

Following the Company’s strategy as approved by the Company’s Board of Directors in 2021 whereby the Company would seek new business activity for merger into the Company, while also considering the distribution of Viewbix Inc.’s shares held by the Company to its shareholders, on January 5, 2025, the Company entered into an agreement with Deliverz.AI Ltd. (hereinafter – the “Deliverz Transaction”), a company engaged in the development, manufacturing, and marketing of autonomous robots for logistics and delivery solutions. The Deliverz Transaction was completed on July 10, 2025 (see note 18.K).

Additionally, following the completion of the uplisting of Viewbix Inc.’s shares on June 5, 2025, the acquisition of Metagramm shares by Viewbix Inc. in exchange for Viewbix Inc.’s shares, and capital raises by Viewbix Inc., the Company’s holdings in Viewbix Inc. decreased to 26.47% as of the issuance date of these financial statements. On September 25, 2025, following a decrease in the Company’s holding percentage in Viewbix Inc. and a change in the composition of Viewbix Inc.’s Board of Directors, the Company lost controlling financial interest in Viewbix Inc. Accordingly, the Company ceased to consolidate the financial statements of Viewbix Inc. as of such date and accounts for its interest in Viewbix Inc. as an equity method investee or as an investment at fair value depending on the remaining interest in Viewbix Inc.

F-20

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation and Principles of Consolidation:

The accompanying consolidated financial statements (the “financial statements”) include the accounts of the Company and its wholly owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.

B. Unaudited Interim Financial Statements:

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. In management’s opinion, the unaudited interim condensed financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2025 and the Company’s consolidated results of comprehensive income and cash flows for the nine and three months ended September 30, 2025 and September 30, 2024.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of income and expense during the reporting period. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income taxes, deferred taxes, share-based compensation and leases. Actual results could differ from those estimates.

D. Functional Currency and Foreign Currency Transactions

During the nine months ended September 30, 2025, and the year ended December 31, 2024, most of the revenues of the Company’s subsidiaries are received in U.S. dollars. In addition, a substantial portion of the costs of the Company’s subsidiaries are incurred in U.S. dollars. Therefore, the Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company’s subsidiaries operate. Thus, the functional currency of the Company’s subsidiaries is the U.S. dollar.

Accordingly, monetary balances denominated in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (the “ASC”) No. 830 “Foreign Currency Matters” (the “ASC No. 830”).

The currency of the primary economic environment in which the Company operates is NIS. Thus, the functional currency of the Company is NIS.

The Company’s reporting currency is the U.S. dollar. Accordingly, monetary balances of the Company denominated in currencies other than the NIS are re-measured into NIS, and are then translated, together with all of the Company’s assets and liabilities from NIS to US dollars using year-end exchange rates.

Profit or loss items of the Group are translated at average exchange rates during the year. Gains or losses resulting from NIS to USD translation adjustments are recorded as other comprehensive income or loss, and are reflected in stockholders’ equity, under Foreign Currency Translation Reserve, in accordance with ASC No. 830.

F-21

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E. Cash and Cash Equivalents

The Company considers all short-term investments, which are highly liquid investments with original maturities of three months or less at the date of purchase, to be cash equivalents.

F. Restricted Deposits

Restricted deposits held in interest bearing saving accounts which are used as a security for the Group’s credit card and lease obligations.

G. Accounts Receivable and Allowance for Credit Losses

Accounts receivables are recorded at the invoiced amount, net of an allowance for credit losses. The Group evaluates its outstanding accounts receivables and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience, future economic and market conditions. The allowance for credit losses is reevaluated and adjusted periodically as additional information is available. Provision for credit losses are recorded under general and administrative expenses in the consolidated statements of operations. The allowance for credit losses as of December 31, 2024, December 31, 2023 and September 30, 2025 is 0$.

H. Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line basis over the estimated useful lives, at the following annual rates:

	%
Computers and peripherals equipment	33
Office furniture and equipment	6-15
Leasehold improvements	(*	)

(*)	Over the shorter of the lease term (including options if any that are reasonably certain to be exercised estimated useful life).

F-22

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I. Leases

In accordance with ASC No. 842 “Leases”, the Company determines if an arrangement is a lease at inception. If an arrangement is a lease, the Company determines whether it is an operating lease or a finance lease at the lease commencement date. Operating leases are included in operating lease right-of-use asset, operating lease liabilities – current, and non-current operating lease liabilities in the Company’s consolidated balance sheets.

Operating lease right-of-use assets represent the Company’s right to control the use of an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the estimated lease.

Operating lease right-of-use assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term.

The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The incremental borrowing rate is estimated based on factors such as the lease term, credit standing and the economic environment of the location of the lease. Variable lease payments, including payments based on an index or a rate, are expensed as incurred and are not included within the operating lease right-of-use asset and operating lease liabilities. The Company does not separate non-lease components from lease components for its leases of real estate.

The Company’s lease terms were the noncancelable periods, including any rent-free periods provided by the lessor, and included options to extend or terminate the lease when it was reasonably certain that the Company will exercise the option to extend or will not exercise the option to terminate. Lease costs were recognized on a straight-line basis over the lease term.

The Company does not recognize operating lease right-of-use asset and operating lease liabilities for leases with terms shorter than 12 months (the “short-term leases”). Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

When a lease is terminated before the expiration of the lease term, the Company derecognizes the operating right-of-use asset and corresponding lease liability. Any difference is recognized as a gain or loss related to the termination of the lease.

F-23

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J. Revenue Recognition

As described in notes 1.A and 1.C, prior to the date of deconsolidation of Viewbix Inc the Company generates revenues from obtaining internet user traffic and routing such traffic to its customers. The Company is entitled to receive consideration for its service upon each individual internet user traffic routed to and monetized by its customers.

The Company’s revenues are measured according to the ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are measured according to the amount of consideration that the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, such as VAT taxes. Revenues are presented net of VAT. The Company’s payments terms are less than one year. Therefore, no finance component is recognized.

As the Company operates as the primary obligor in its arrangements and has sole discretion in determining to which of its customers internet user traffic is to be routed, revenues are presented on a gross basis.

K. Traffic-acquisition and Related Costs

Traffic acquisition and related costs consist primarily of fees paid to suppliers in connection with the Company’s internet traffic sources, as well as internal costs incurred in connection with the acquisition of such traffic. Traffic acquisition costs are expensed as incurred.

L. Research and Development Expenses

Research and development costs are charged to the consolidated statements of operations as incurred, except for certain costs relating to internally developed software, which are capitalized.

The Company capitalizes certain internal-use software development costs, consisting of direct subcontractors’ costs associated with creating the internally developed software. Software development projects generally include three stages: (i) the preliminary project stage (all costs expensed as incurred); (ii) the application development stage (costs are capitalized) and (iii) the post implementation/operation stage (all costs expensed as incurred).

The costs capitalized in the application development stage primarily include the costs of designing the application, coding and testing of the software. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software, once it is ready for its intended use.

The Company believes that the straight-line recognition method best approximates the manner in which the expected benefit of the software will be derived. Management evaluates the useful lives of these software on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these software.

The Company didn’t capitalize internal-use software development costs during the years 2024 and 2023.

F-24

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”, (the “ASC 740”). ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

Uncertain tax positions are accounted for in accordance with the provisions of ASC 740-10, under which a company may recognize the tax benefit from an uncertain tax position claimed or expected to be claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxation authorities, based on the technical merits of the position, at the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Interest and penalties, if any, related to unrecognized tax benefits, are recognized in tax expense.

N. Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

O. Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets.

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

F-25

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P. Debt Modification and Extinguishments of Debts

The Company evaluates amendments to its debt in accordance with ASC 470-50 Debt–Modification and Extinguishments for modification and extinguishment accounting.

This evaluation includes comparing the net present value of cash flows of the new debt to the old debt to determine if changes greater than 10 percent occurred. In instances where the net present value of future cash flows changed more than 10 percent, the Company applies extinguishment accounting and determines the fair value of its debt based on factors available to the Company. If the amendments are determined to represent a substantial difference in the instrument’s terms, the modification is accounted for as an extinguishment of the financial instrument and the reissuance if a new instrument, such that the difference between the fair value of the instrument as of the date of modification and its carrying value as of such date is recorded as finance gain or loss in the Company’s statement of comprehensive income.

Q. Business Combinations

The Company accounts for its business combinations in accordance with ASC 805, “Business Combinations” (the “ASC 805”). ASC 805 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill. ASC 805 requires recognition of assets acquired, liabilities assumed and any non-controlling interest at the acquisition date, measured at their fair values as of that date.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the acquisition method and consist of the fair value of identifiable intangible assets including customer relations, technology, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related definite lived intangible assets are reported at cost, net of accumulated amortization. For transactions between entities under common control see note 1.B.

R. Goodwill

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired.

Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other” (the “ASC 350”), at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The goodwill impairment test is performed by evaluating an initial qualitative assessment of the likelihood of impairment. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

In the impairment test, the Company compares the fair value of the reporting unit to the carrying value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. If the fair value is less than the carrying value of the reporting unit, then the second step of the impairment test is performed to measure the amount of the impairment (see note 6.B).

F-26

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S. Intangible Assets, Other than Goodwill

Intangible assets are identifiable non-monetary assets that have no physical substance. Intangible assets with indefinite useful lives are not amortized and are tested for impairment once a year, or whenever there is a sign indicating that impairment may have occurred, in accordance with ASC 350. An estimate of the useful life of intangible assets with an indefinite useful life is examined at the end of each reporting year. A change in the estimated useful life of an intangible asset that changes from indefinite-lived to finite-lived is treated prospectively.

Intangible assets with a finite useful life are amortized in a straight line over their estimated useful life subject to impairment testing. A change in the estimated useful life of an intangible asset with a finite useful life is treated prospectively.

The useful life used to amortize intangible assets with a finite useful life is at the following annual rates:

%
Customer relations	14.3
Technology	10.0-22.2
Internal-use software	33.3

T. Impairment of Long-lived Assets

The Company’s long-lived assets to be held or used, including property and equipment, right-of-use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plants and Equipment” (the “ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

U. Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

F-27

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V. Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, “Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods, which is generally the vesting period, in the Company’s consolidated statements of operations.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its share options awards. The option-pricing model requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes share-based compensation cost for equity awards on an accelerated basis over the employee’s requisite service period and accounts for forfeitures as they occur. For restricted stock units, the fair value is based on the closing trading price of the underlying shares at the date of grant.

The compensation expenses are recognized using the graded vesting attribution method based on the vesting terms of each unit granted resulting in an accelerated recognition of compensation costs.

W. Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and in accordance with ASC 480, “Distinguishing Liabilities from Equity” (the “ASC 480”), and ASC 815, “Derivatives and Hedging” (the “ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are classified as liability and are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter.

X. Net Loss Per Share

In accordance with ASC 260, “Earnings Per Share” (the “ASC 260”), basic net earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share reflects the potential dilution that could occur if share options, warrants or other commitments to issue ordinary shares were exercised or restricted stock units or other equity awards vested, resulting in the issuance of ordinary shares that could share in the net loss of the Company.

For periods in which the Company has generated a net loss, the Company’s basic net loss per share is the same as diluted net income (loss) per share, as the effects of ordinary stock equivalents outstanding and ordinary shares issuable upon exercise of share options or warrants are antidilutive and therefore excluded from the calculation of diluted net income (loss) per share.

F-28

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y. Segment Reporting

The Company reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria as defined in ASC 280, “Segments Reporting”.

Operating segments are distinguishable components of an entity for each of which a separate financial information is available and have the potential to earn revenues and incur expenses and is reported in a manner consistent with the internal reporting provided to the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. The review of the CODM is carried out according to the results of the segment’s activity.

Z. Investments in Affiliated Company

An affiliated company is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee. The Group is presumed to have significant influence when it holds 20 percent or more of the voting rights of an investee, unless it can be clearly demonstrated that this is not the case. The Group does not control its affiliated company.

Under the equity method, an investment in an affiliated company is recognized initially in the consolidated statements of comprehensive income at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the affiliated company. Dividends received or receivable from affiliated company are recognized as a reduction in the carrying amount of the investment. When the Group’s share of losses of an affiliated company or exceeds the Group’s interest in that affiliated company (which includes any long-term interests that, in substance, form part of the Group’s net investment in the affiliated company), the Group discontinues recognizing its share of further losses.

F-29

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA. Deconsolidation of a Subsidiary

The Company accounts for the deconsolidation of a subsidiary by recognizing a net income attributable to the shareholders of the Company measured as the difference between:

a.	The aggregate of all of the following: (1) the fair value of any consideration received and (2) the carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the non-controlling interest) at the date the subsidiary is deconsolidated.

b.	The carrying amount of the former subsidiary’s assets and liabilities.

AB. Recent accounting pronouncements

ASU 2023-07, Segment Reporting (Topic 280)

In November 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-07, “Improvements to Reportable Segment Disclosures,”. The ASU’s effective date is for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of the ASU 2023-07 will enhance expense disclosures in segment reporting and other qualitative disclosures and allows for disclosing multiple measures of segment profit or loss (see also note 18).

The following are accounting pronouncements that are not yet effective for the Company:

ASU 2023-09, Income Taxes (Topic 740)

December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In November 2024, the FASB issued ASU 2024-04, “Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”. The amendments in this Update affect entities that settle convertible debt instruments for which the conversion privileges were changed to induce conversion. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company expects the adoption of this standard won’t have a material impact on the Company’s financial statements.

F-30

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB. Recent accounting pronouncements (Cont.)

ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”.

The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.

The Company is in the process of evaluating the potential impacts on its financial statements that could arise from the adoption of this standard.

NOTE 3: OTHER CURRENT ASSETS

Composition:

	As of December 31,		As of September 30,
	2024	2023	2025
			(Unaudited)
Prepaid expenses	75	199	-
Government authorities	526	547	111
Deferred debt issuance costs (see notes 10.G, 10.F and 18.J)	638	-	1,225
Other receivables	65	65	6
	1,304	811	1,342

F-31

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4: PROPERTY AND EQUIPMENT, NET

Composition:

	As of December 31,		As of September 30,
	2024	2023	2025
			(Unaudited)
Cost:
Computers and peripheral equipment	519	565	116
Office furniture and equipment	16	150	14
Leasehold improvements (*)	-	273	-

Total cost	535	988	130
Less: accumulated depreciation	(507)	(741)	(118)
Property and equipment, net	28	247	12

Depreciation expenses totalled $131, $74, $53 and $28 for the years ended December 31, 2024, and 2023 nine months ended September 30, 2025 and three months ended September 30, 2025 respectively.

(*)	Leasehold improvements were fully depreciated and disposed during the year ended December 31, 2024 due to the termination of Gix Media’s lease agreement (see note 5).

NOTE 5: LEASES

On February 25, 2021, Gix Media entered into a lease agreement for a new corporate office of 479 square meters in Ramat Gan, Israel, at a monthly rent fee of $10. The lease period was for 36 months (the “initial lease period”) with an option by the Company to extend the lease period for two additional terms of 24 months each. In accordance with the lease agreement, the Company made leasehold improvements in exchange for a rent fee discount of $67 which will be spread over the initial lease period.

The Company included renewal options as it was reasonably certain to exercise the option to extend the lease in the measurement of the lease liabilities. In December 2023, the Company exercised the option to extend the lease period for an additional term of 24 months (from March 1, 2024, to February 28, 2026).

On June 20, 2024, Gix Media and the lessor of its corporate offices entered into a lease termination agreement. According to the agreement, the lease, which originally had a termination date of February 28, 2026, was terminated on June 30, 2024. In compensation for the lessor’s consent to an early termination, Gix Media paid the lessor $7 in cash and $62 in office furniture and equipment, representing the carrying values of such assets on the Company’s books as of the early termination date.

As a result of the early termination of the agreement, the Company recorded a capital loss of $46 in other expense, net in its statement of comprehensive income for the year ended December 31, 2024.

F-32

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET

A. Composition:

	Internal-use Software	Customer Relations	Technology	Goodwill	Total
Cost:
Balance as of January 1, 2024	465	2,608	4,640	11,975	19,688

Impairment of goodwill	-	-	-	(2,025)	(2,025)
Balance as of December 31, 2024	465	2,608	4,640	9,950	17,663

Accumulated amortization:
Balance as of January 1, 2024	(276)	(1,465)	(1,714)	-	(3,455)

Amortization recognized during the year	(153)	(240)	(776)	-	(1,169)
Balance as of December 31, 2024	(429)	(1,705)	(2,490)	-	(4,624)

Amortized cost:
As of December 31, 2024	36	903	2,150	9,950	13,039

	Internal-use Software	Customer Relations	Technology	Goodwill	Total
Cost:
Balance as of January 1, 2023	465	2,608	4,640	11,975	19,688

Impairment of goodwill	-	-	-	-	-
Balance as of December 31, 2023	465	2,608	4,640	11,975	19,688

Accumulated amortization:
Balance as of January 1, 2023	(122)	(291)	(941)	-	(1,354)

Amortization recognized during the year	(154)	(1,174)	(773)	-	(2,101)
Balance as of December 31, 2023	(276)	(1,465)	(1,714)	-	(3,455)

Amortized cost:
As of December 31, 2023	189	1,143	2,926	11,975	16,233

	Internal-use Software (Unaudited)	Customer Relations (Unaudited)	Technology (Unaudited)	Goodwill (Unaudited)	Total (Unaudited)
Cost:
Balance as of January 1, 2025	465	2,608	4,640	9,950	17,663

Consolidation of Metagramm (see note 18.E)	-	420	760	5,125	6,305
Consolidation of Deliverz (see notes 18.K and 7.D)	-	-	3,183	2,781	5,964
Impairment of goodwill	-	-	-	(6,105)	(6,105)
Deconsolidation of Viewbix Inc. (see note 19.A)	(465)	(3,028)	(5,400)	(8,970)	(17,863)
Balance as of September 30, 2025	-	-	3,183	2,781	5,964

Accumulated amortization:
Balance as of January 1, 2025	(429)	(1,705)	(2,490)	-	(4,624)

Amortization recognized during the year	(36)	(263)	(735)	-	(1,034)
Deconsolidation of Viewbix Inc. (see note 19.A)	465	1,968	3,145	-	5,578
Balance as of September 30, 2025	-	-	(80)	-	(80)

Amortized cost:
As September 30, 2025	-	-	3,103	2,781	5,884

F-33

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

B. Impairment of goodwill:

As of the deconsolidation of Viewbix Inc. (see note 19.A) and December 31, 2024, the Company identified indicators of impairment of the digital content reporting unit. As a result, the Company performed an impairment test which included a quantitative analysis of the fair value of the reporting unit. The estimation of the fair value as of deconsolidation of Viewbix Inc. was based on indications of the consideration payable, in connection with the sale of Cortex, whose operations are attributable to the digital content reporting unit and as of December 31, 2024, the fair value was estimated using the income approach, which is based on the present value of the future cash flows attributable to the reporting unit. The Company compared the fair value of the reporting unit to its carrying amount. As the carrying amount exceeded the fair value, the Company recognized an impairment loss of $2,025, $6,105 and $2,439 for the year ended December 31, 2024, for the nine and three months ended September 30, 2025, respectively, which was driven mainly due to the Cortex Adverse Effect (see note 1.D) and due to a decrease in the cash flow projections.

The Company also performed a quantitative impairment test of the search reporting unit, in respect of which no impairment loss was recorded as of December 31, 2024.

During the year ended December 31, 2023, no impairment loss was recorded.

C. Estimated annual amortization expense as of December 31, 2024 for each of the next four years is as follows:

2025	1,047
2026	1,011
2027	847
2028	184

D. Estimated annual amortization expense as of September 30, 2025 for each of the next four years is as follows (Unaudited):

2026	318
2027	318
2028	318
2029	318
Thereafter	1,911

NOTE 7: BUSINESS COMBINATION

A. Gix Media Acquisition

On July 18, 2017, the acquisition of Gix Media was completed. As part of the acquisition, the Company acquired all of the issued and outstanding share capital of Gix Media, including its subsidiaries and sub-subsidiaries.

The Company paid to the former shareholders a total of approximately $9,000. In addition, following the closing date of the acquisition and in accordance with the settlement mechanism agreed upon by the parties, an additional amount of approximately NIS 3,481 ($954) was paid to the former shareholders.

The Company recognized the fair value of the acquired assets and assumed liabilities as part of the business combination, based on a valuation performed by an external counsel regarding the fair value of the identifiable acquired assets and liabilities.

F-34

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7: BUSINESS COMBINATION (Cont.)

A. Gix Media Acquisition (Cont.)

Fair Value of Gix Media’s Identifiable Assets and Liabilities as of July 18, 2017:

Technology	3,248
Deferred taxes	(520)
Customer Relations	6,336
Deferred taxes	(1,014)
Acquired assets, net	978
Goodwill arising from the acquisition	3,017
Total acquisition cost	12,045

B. Cortex Acquisition

On October 13, 2021, Gix Media acquired 70% (on a fully diluted basis) of the shares of Cortex (the “Cortex Transaction”), a private company operating in the field of online media and advertising. In consideration for the Cortex Transaction, Gix Media paid NIS 35 million in cash (approximately $11 million). The financing of the Cortex transaction was carried out through bank financing provided by Bank Leumi Le Israel Ltd (the “Bank Leumi”), which extended approximately NIS 3 million ($0.8 million) to the Company and approximately $9.5 million to Gix Media, in addition to the Company’s equity and a loan to the Company from Xylo in the amount of approximately NIS 4 million.

On January 23, 2023, Gix Media acquired an additional 10% of Cortex, increasing its holdings to 80% of the share capital of Cortex in consideration for $2.6 million (the “Subsequent Purchase”). The Subsequent Purchase was financed by Gix Media’s existing cash balances and by a long-term bank loan received on January 17, 2023, in the amount of $1.5 million (see note 10.B).

The Subsequent Purchase was recorded as a transaction with non-controlling interests in the Company’s statement of changes in shareholders equity for the year ended December 31, 2023.

F-35

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7: BUSINESS COMBINATION (Cont.)

B. Cortex Acquisition (Cont.)

Fair Value of Cortex’s Identifiable Assets and Liabilities as of October 13, 2021:

Cash and cash equivalents	775
Restricted deposits	29
Trade receivables	10,662
Other accounts receivables	346
Property and equipment	10
Goodwill arising from the acquisition	9,581
Technology	4,640
Customer relations	1,673
Total assets	27,716

Accounts payables	8,906
Short-term loan	1,500
Accrued expenses and other current liabilities	854
Deferred taxes and taxes payable	758
Total liabilities	12,018

Non-controlling interests	4,709

Total acquisition cost	10,989

C. Metagramm Acquisition (Unaudited)

On July 31, 2024, the Viewbix Inc. entered into a securities exchange agreement (the “2024 SEA”) with Metagramm pursuant to which the Viewbix Inc. agreed to issue to Metagramm 9.99% of its issued and outstanding share capital in exchange for 19.99% of Metagramm’s issued and outstanding share capital. The 2024 SEA was not consummated and was superseded by the securities and exchange agreement entered into on March 24, 2025 (see note 18.E).

Fair Value of Metagramm’s Total Consideration Transferred:

Consideration paid in Viewbix Inc.’s common shares (1)	5,159
Earn-out liability arising from the acquisition (2)	1,010
Fair value of total consideration transferred	6,169

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	12
Other current assets	18
Property and equipment	106
Technology, net of deferred taxes	585
Customer Relations, net of deferred taxes	323
Total identifiable net assets	1,044

Goodwill arising from the acquisition	5,125

6,169

The total consideration transferred was allocated to the fair value of assets acquired and liabilities assumed as of March 24, 2025, with the excess of the total consideration over net assets acquired recorded as goodwill.

F-36

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7: BUSINESS COMBINATION (Cont.)

C. Metagramm Acquisition (cont.) (Unaudited)

(1)	The consideration paid is equal to 19.99% of the Viewbix Inc’s issued and outstanding common shares on a post-closing basis, totalling to 1,323,000 of common shares of Viewbix Inc. and representing a total fair value of $5,159.

(2)	Viewbix Inc. agreed to pay the Metagramm shareholders cash earn-out payments on a pro rata basis of up to a cumulative sum of $2,000, contingent upon the achievement of certain financing and revenue milestones during the 3-year period following the Closing Date (the “Earn Out Term”) as the following: (1) a cash payment equal to 5% of each Equity Financing Amount raised by Viewbix Inc. after the Closing Date until the lapse of the Earn Out Term, up to a total amount of $1,000, “Equity Financing Amount” shall mean equity proceeds received by Viewbix Inc. after the Closing Date in consideration for issuance of shares of Viewbix Inc., at a fixed company valuation (not including amounts raised under convertibles loans or other loans, employee stock options, etc.), (2) a cash payment of $1,000 contingent upon the Metagramm ARR exceeding $2,000 during the Earn Out Term. “Metagramm ARR” shall mean the net recurring annual fees for the Metagramm’s software-as-a-service subscriptions and managed services booked by the Metagramm during the applicable measurement period and included in firm, non-cancellable contracts (other than customary termination provisions) that have a term of at least one year, so long as the initial subscription or managed service billing contemplated by any such contract has occurred by its terms.

D. Deliverz Acquisition (Unaudited)

On July 10, 2025, the Company entered into an agreement with Deliverz and all shareholders of Deliverz, pursuant to which the Company acquired all shares of Deliverz in consideration for 25% of the Company’s ordinary shares (see also note 18.K).

Fair Value of Deliverz’s Total Consideration Transferred:

Consideration paid in Company’s shares (1)	2,828
Contingent consideration transferred in Company’s shares (2)	1,853
4,681

Acquisition-related costs (3)	566

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	19
Other current assets	6
Property and equipment	6
Accounts payable	(10)
Short-term loans	(457)
Other payables	(115)
Technology, net of deferred taxes	2,451
Total identifiable net assets	1,900

Goodwill arising from the acquisition	2,781

4,681

The total consideration transferred was allocated to the fair value of assets acquired and liabilities assumed as of July 10, 2025, with the excess of the consideration transferred recorded as goodwill. The goodwill is not anticipated to be deductible for tax purposes.

(1)	The consideration paid is equal to 25% of the Company issued and outstanding ordinary shares on a post-closing basis, totalling to 518,770 of ordinary shares of the Company based on the Company’s share price on the TASE on the closing date, representing a total value of $2,828.

(2)	As part of the agreement, several milestones representing a total value of $1,853 were established as follows: (a) If within 18 months from the closing date, Deliverz successfully completes commercial transactions for the supply of 20 autonomous delivery robots, the Company will issue an additional 236,559 of its ordinary shares to Deliverz’s shareholders, (b) If within 48 months from Closing date, Deliverz completes commercial transactions for the supply of 200 autonomous delivery robots, the Company will issue an additional 301,075 ordinary shares to Deliverz’s shareholders.

(3)	The acquisition-related costs paid is equal to 5% of the Company issued and outstanding ordinary shares on a post-closing basis, totalling to 103,754 of ordinary shares of the Company based on the Company’s share price on the TASE on the closing date, representing a total value of $566 and were initially recognized as other expenses in the Company consolidated statement of comprehensive income against additional paid in capital in the Company consolidated statement of changes in shareholders’ equity.

NOTE 8: ACCOUNTS PAYABLE

	As of December 31,		As of September 30,
	2024	2023	2025
			(Unaudited)
Trade payables	4,124	9,433	140
Accrued expenses	2,293	3,218	487
	6,417	12,651	627

F-37

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9: OTHER PAYABLES

	As of December 31,		As of September 30,
	2024	2023	2025
			(Unaudited)
Government authorities	293	117	-
Employees and payroll accruals	352	660	119
Accrued interest	220	138	294
Other payables	124	77	30
	989	992	443

NOTE 10: LOANS

A. Composition of long-term loans, short-term loans, and credit lines of the Group:

The following is the composition of the balance of the Group’s loans according to their nominal value:

	Interest rate	As of December 31, 2024	As of December 31, 2023	As of September 30, 2025 (Unaudited)
Short-term loan - Gix Internet (see note 10.D)	Prime + 2.92%	864	827	900
Long-term loan - Gix Internet July 2025 Credit Facility (see note 18.J)	10%	-	-	811
Short-term loan - Gix Internet Pure Capital loan (see note 18.I)	6%	-	-	399
Short-term bank loans - Gix Media	SOFR + 4.60%	1,138	3,500	-
Short-term bank loan - Cortex	SOFR + 4.35%	830	1,500	-
Long-term bank loan, including current maturity - Gix Media (received on October 13, 2021)	SOFR + 4.12%	2,564	2,963	-
Long-term bank loan, including current maturity - Gix Media (received on January 17, 2023)	SOFR + 5.37%	996	1,107	-
Long-term loan – Viewbix Ltd	9%	-	434	-
Short-term loan – June 2024 Facility Agreement – Viewbix Inc.	12%	342	-	-
Short-term convertible loan – June 2024 Facility Agreement – Viewbix Inc	12%	649	-	-
Short-term convertible loan – First July 2024 Facility Agreement – Viewbix Inc.	12%	50	-	-
Short-term convertible loan – Second July 2024 Facility Agreement – Viewbix Inc.	12%	80	-	-

		7,513	10,331	2,110

Maturities of the Group’s loans as of September 30, 2025 are as follows (Unaudited):

2026	2,110
Total	2,110

Maturities of the Group’s loans as of December 31, 2024 are as follows:

2025	7,017	(*)
2026	496
Total	7,513

(*)	Includes renewable monthly credit lines of $1,618 and convertible loans of $779.

F-38

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

B. Gix Media’s Loan Agreement with Bank Leumi :

In connection with the Cortex Transaction (see note 7.A), on October 13, 2021, Gix Media entered into a financing agreement with Bank Leumi, an Israeli bank, for the provision of a line of credit in the total amount of up to $3,500 bearing annual interest of SOFR + 3.2% (the “Gix Media Credit Line”), and a long-term loan totaling $6,000, which will be repaid in 48 monthly payments at an annual interest rate of SOFR + 4.12% (the “Financing Agreement”).

As of January 1, 2023, Gix Media has drawn $3,500 of the Gix Media Credit Line and the outstanding balance of the long-term loan amounted to $4,381.

On January 23, 2023, Gix Media acquired an additional 10% of Cortex’s capital shares (see notes 1.A and 7.A) which was financed by Gix Media’s existing cash balances and by an additional loan received from Bank Leumi in the amount of $1,500 to be repaid in 42 monthly payments at an annual interest rate of SOFR + 5.37%.

On June 13, 2024, Gix Media and Bank Leumi entered into a third addendum to the Financing Agreement between the parties which was effective from May 15, 2024, pursuant to which, inter alia: (i) the addendum will be effective until August 31, 2024; (ii) the Company will transfer to Gix Media $600; (iii) a new covenant which replaced the previous financial covenant, requiring positive EBITDA as measured by reference to the trailing 12 months as of each quarterly balance sheet date, was implemented; (iv) all payments due to Bank Leumi on the long-term loan were deferred to August 31, 2024 and from September 1, 2024, payments will be repaid as scheduled until the end of the long-term loan; (v) a new loan of $350 was provided to Gix Media on June 13, 2024 which was repaid in full on August 30, 2024, in addition to the Gix Media Credit Line which will remain equal to 80% of Gix Media’s accounts receivable balance and (vi) Gix Media is obligated to perform a reduction in expenses, including reduction in human capital.

As of December 31, 2024, Gix Media has drawn $788 of the Gix Media Credit Line and the outstanding balance of the long-term loan amounted to $2,564.

Effective as of August 30, 2024, Gix Media and Bank Leumi entered into a fourth addendum to the Financing Agreement pursuant to which, inter alia: (i) subject to the receipt of at least $2,000 from the Company by no later than January 1, 2025, the Gix Media Credit Line will be extended until February 27, 2025 and (ii) the repayment of the outstanding principal amounts of the long-term loans of Gix Media under the Financing Agreement and an additional short-term loan in the amount of $160, will be deferred until December 31, 2024 and from January 1, 2025, all due payments will be repaid in accordance with the revised schedule as per the addendum until the end of the term of the long term loans.

On February 4, 2025, Gix Media and Bank Leumi entered into a fifth addendum to the Financing Agreement, which was effective from January 29, 2025, according to which, the Gix Media Credit Line will be extended until March 31, 2025 (see note 18.B).

As result of the deconsolidation of the balance sheet of Viewbix Inc. on of September 25, 2025, Gix Media’s bank loans were not included in the Company’s consolidated balance sheet.

F-39

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10: LOANS (Cont.)

C. Cortex’s Loan Agreement:

On September 21, 2022, Cortex and Bank Leumi entered into an addendum to an existing loan agreement dated August 15, 2020 (“Cortex Loan Agreement”). As part of the addendum to the Cortex Loan Agreement, Bank Leumi provided Cortex with a monthly renewable line of credit of up to $1,500 (the “Cortex Credit Line”). The amount that can be drawn under Cortex Credit Line is determined every month at the level of 70% of Cortex’s account receivable balance. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 3.52%.

On April 27, 2023, Bank Leumi increased the Cortex Credit Line by $1,000. In September 2023, Cortex and Bank Leumi entered into an additional addendum to the Cortex Loan Agreement, in which Bank Leumi extended the Cortex Credit Line by one year which will expire on September 20, 2024. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 4.08%.

On May 27, 2024, Cortex and Bank Leumi entered into an additional amendment to Cortex Loan Agreement, pursuant to which the amount that can be drawn under the line of credit to Cortex Credit Line was increased to 80% of Cortex’s accounts receivable balance but not higher than $2,000.

On August 15, 2024, Cortex and Bank Leumi entered into an additional addendum to Cortex Loan Agreement, pursuant to which the Cortex Credit Line was reduced to $2,000 but was extended until February 27, 2025 and bears an annual interest of SOFR + 4.35%.

As of December 31, 2024, Cortex has drawn $830 of the Cortex Credit Line.

On February 28, 2025, Cortex and Bank Leumi entered into an additional addendum to Cortex Loan Agreement (see note 18.C).

As result of the deconsolidation of the balance sheet of Viewbix Inc. on of September 25, 2025, Cortex’s bank loan was not included in the Company’s consolidated balance sheet.

D. Company’s Loan Agreement with Xylo

On October 12, 2021, the Company entered into loan agreement with Xylo Technology Ltd. (the “Xylo” or the “Parent Company”) pursuant to which the Company will received from Xylo a loan in the amount of approximately NIS 4 million ($1.1 million) (the “Loan Principal”).

As of January 1, 2023, the outstanding balance of the loan from Xylo amounted to NIS 4 million ($1.1 million) and bears annual interest at a rate of Prime + 2.29%. Pursuant to the loan agreement, the loan is payable on June 30, 2023.

On August 28, 2023, the Company and Xylo agreed to extend the loan repayment until January 1, 2024 and, on November 8, 2023, Xylo provided an additional loan of NIS 100 ($27).

On February 8, 2024 and on August 22, 2024, the Company and Xylo agreed to extend the loan repayment until July 1, 2024 and December 31, 2024, respectively and on October 6, 2024, Xylo provided an additional loan of NIS 150 ($41). On January 26, 2025, the loan repayment was extended until April 30, 2025 (see also note 18.B). On January 26, 2025, the Company and Xylo signed an addendum to the loan agreement, extending the loan repayment date to April 30, 2025. Additionally, Xylo provided an additional loan of NIS 150 ($41), while all other terms remained unchanged. On August 31, 2025, the Company and Xylo agreed to extend the loan maturity date to June 30, 2026. All other terms of the loan will remain unchanged (see note 18.A).

The loan repayment extensions and additional loans during the years ended December 31, 2024 and 2023 and the nine months ended September 30, 2025 did not constitute a material modification of the terms of the loans.

F-40

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10: LOANS (Cont.)

E. Viewbix Ltd’s Long Term Loan and Issuance of Warrants:

On November 15, 2023, Viewbix Ltd. entered into a loan agreement (the “2023 Loan Agreement”) with certain lenders (the “Lenders”) whereby the Lenders provided Viewbix Ltd with loans in the aggregate amount of $480 (the “2023 Loan”). In connection with the 2023 Loan, Viewbix Inc. issued to each lender a warrant to purchase common shares (the “2023 Warrants”). The 2023 Warrants allow the holders to purchase 120,000 shares of common stock at an exercise price of $2.00 per share and will expire on December 31, 2025. The Company recorded the 2023 Warrants as an equity instrument.

The terms of the 2023 Loan Agreement were substantially amended on June 18, 2024 pursuant to the June 2024 Facility Agreement (see note 10.F). These amendments represented a substantial modification in accordance with ASC Topic 470. Accordingly, the amendment was accounted for as an extinguishment of the 2023 Loan and the initial recognition of new loan and financial instruments (the “2024 Loan”) issued at their fair value as of the effective date of the June 2024 Facility Agreement. As a result of the amendment, the Company recognized finance expense of $1,914, representing the difference between the fair values of the 2023 Loan and the 2024 Loan as of such date, and the carrying amount of the 2023 Loan as of such date.

F. Viewbix Inc’s June 2024 Facility Agreement:

On June 18, 2024, Viewbix Inc. entered into a line of credit agreement with certain lenders for an amount of up to $1 million (the “June 2024 Facility Agreement”), which was amended on July 22, 2024. In addition to the $1 million line of credit, the terms of 2023 Loan in the amount of $531 from November 15, 2023 (see note 10.E above), which Viewbix Inc. obtained from private lenders were also modified. As a result, the total line of credit amounted to $1.53 million (the “Total Credit Line”). The Total Credit Line will become payable 12 months from the date June 18, 2024, or, alternatively, if Viewbix Inc. uplists its shares on the Nasdaq Stock Market (“Uplist”) within 12 months of June 18, 2024, the repayment will be due 12 months from the Uplist date.

The Total Credit Line is available under the following terms: (a) $350 at June 18, 2024; (b) $150 upon submitting a prospectus for listing the shares to be issued to the lenders; and (c) $500 upon the Uplist.

The Total Credit Line accrues annual interest at a rate of 12%, paid in advance at the time of signing the June 2024 Facility Agreement, in the amount of $184. The interest was paid through: (a) 183,679 common shares of Viewbix Inc., reflecting a value of $1.00 per share per dollar of interest; and (b) 183,679 warrants to purchase 183,679 common shares of Viewbix Inc. at an exercise price of $1.00 per warrant. The warrants have a term of three years from the issuance.

Upon the completion of the Uplist on June 5, 2025 (the “Uplist Date”), Viewbix Inc. drew additional $500 of Total Credit Line and in addition, $663 of the Total Credit Line was automatically converted pursuant to its original terms into 662,957 units consisting each of a common share and a warrant to purchase common share of Viewbix Inc., with a warrant term of three years from the conversion date, at an exercise price of $1.00. Lenders whose portion were not automatically converted have the option to convert their portion into 362,004 units, consisting each of a common share and a warrant to purchase common share of Viewbix Inc. within 12 months from the Uplist Date, at a conversion price of $1.00 per unit. The warrants were recorded at fair value and were classified as equity.

F-41

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10: LOANS (Cont.)

F. Viewbix Inc’s June 2024 Facility Agreement (cont.):

Additionally, Viewbix Inc. agreed to pay L.I.A. Pure Capital Ltd. (the “Lead Lender”) a fee consisting of: (a) 50,000 common shares; and (b) 50,000 warrants to purchase 50,000 common shares at an exercise price of $1.00 per share. Furthermore, Viewbix Inc. agreed to grant 625,000 warrants to purchase 625,000 common shares at an exercise price of $4.00 per share (“Lead Lender Warrants”). The warrants have a term of three years from the issuance.

In July 2024, following the completion of the private placement (see note 13.B), the exercise price of the Lead Lender Warrants granted under the June 2024 Facility Agreement was adjusted to $0.472, reflecting the effective price per share of each unit in the private placement. Accordingly, the number of Lead Lender Warrants was adjusted to 5,296,610 warrants, exercisable for 5,296,610 common shares, with a total aggregate exercise price of $2.5 million, consistent with the aggregate exercise price before applying the anti-dilution mechanism.

The conversion related features of the June 2024 Facility Agreement were bifurcated from their host debt contract and recognized as liabilities measured at fair value at each balance sheet date. Loans received in connection with the June 2024 Facility Agreement were initially recorded at its fair value and subsequently measured at cost. The shares and warrants issued as prepayment of interest and as a fee to the Lead Lender were initially recognized at fair value and classified as equity reserve for transactions with non-controlling interests, which is included under “Additional paid-in capital” in the consolidated statement of changes in equity.

The Lead Lender Warrants were initially recognized at fair value at the amount of $1,833 and classified as a liability measured at fair value at each balance sheet date. Following the closing of the private placement in July 2024 (see note 13.B) and the adjustments made to the number of shares in the Lead Lender Warrants as part of the June 2024 Facility Agreement, the Lead Lender Warrants were reclassified to equity.

On June 5, 2025, upon completion of the Uplist, Viewbix Inc. drew additional $500 of the Total Credit Line which was recorded as a short-term convertible loan. In addition, immediately following the Uplist, $663 of the Total Credit Line was converted into units, which included 662,957 shares of common stock and the same amount of warrants, each warrant is exercisable into one share of common stock of Viewbix Inc. at an exercise price of $1.00 per share for a three-year period from the Uplist Date. The warrants were recorded at fair value and were classified as equity.

During June and July 2025, out of 896,636 warrants granted under the June 2024 Facility Agreement, 722,495 warrants were exercised into 722,495 shares of Viewbix Inc.’s common stock. Viewbix Inc. received total proceeds of $722 upon exercise of the warrants.

F-42

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10: LOANS (Cont.)

G. Viewbix Inc’s First July 2024 Facility Agreement

On July 4, 2024, Viewbix Inc. entered into a line of credit agreement with a certain lender (the “First July 2024 Facility Agreement”). Under the First July 2024 Facility Agreement and its amendments dated July 22, 2024 and July 25, 2024, the lender will provide a total line of credit of $2.5 million (the “First July 2024 Facility Credit Line”), which will be available for use as follows: (a) $50 at the time of signing, (b) $50 upon the Uplist, and (c) following the Uplist, $200 will be available on a quarterly basis, up to a cumulative total of $2.5 million.

The First July 2024 Facility Agreement will become immediately payable upon the earliest of the following events: (a)(1) full utilization of the First July 2024 Facility Credit Line, (a)(2) 36 months from the signing date, or (b) if Viewbix Inc. completes an equity fundraising of $2 million through issuance of its shares. The First July 2024 Loan Amount will accrue interest at an annual rate of 12%, to be prepaid for the first year through: (a) 300,000 common shares of Viewbix Inc., reflecting a share price of $1.00 per share for each dollar of accrued interest on the full amount, and (b) 300,000 warrants to purchase 300,000 common shares of Viewbix Inc. at an exercise price of $1.00 per warrant. The warrants will have a 3-year term from the signing date.

Immediately following the Uplist, $100 from the total First July 2024 Facility Credit Line will be automatically converted into common shares of Viewbix Inc. at an exercise price of $1.00 per share. In addition, Viewbix Inc. will issue an identical number of warrants to purchase common shares of Viewbix Inc. at an exercise price of $1.00 per warrant. Furthermore, Viewbix Inc. agreed to pay the lender a one-time fee consisting of: (a) 125,000 common shares of Viewbix Inc., representing a 5% fee of the First July 2024 Facility Credit Line and assuming a share price of $1.00 per share, and (b) 250,000 warrants to purchase 250,000 common shares of Viewbix Inc. at an exercise price of $1.00 per warrant (the “First July 2024 Facility Fees”). The warrants will have a 3-year term from the signing date of the First July 2024 Facility Agreement.

The First July 2024 Facility Fees and the prepaid interest were classified in the balance sheet as of December 31, 2024, as deferred fundraising expenses under “Other current assets” in the amount of $315, and will be amortized over the term of the First July 2024 Facility Agreement.

The conversion related features of the First July 2024 Facility Agreement were bifurcated from their host debt contract and recognized as liabilities measured at fair value at each balance sheet date.

In connection with the First July 2024 Facility Agreement, Viewbix Inc. received a loan of $50 which was recorded as a short-term convertible loan. The fair value of this loan was substantially the same as the amount received. Warrants associated with the First July 2024 Facility Agreement were measured at fair value and classified as equity reserve for transactions with non-controlling interests, which is included under “Additional paid-in capital” in the consolidated statement of changes in equity.

On the Uplist Date, Viewbix Inc. drew additional $50 of the First July 2024 Facility Credit Line. In addition, as part of the terms of the First July 2024 Facility Agreement, $100 of the amount drawn was converted into units which included 100,000 shares of common stock and the same amount of warrants of Viewbix Inc., each warrant is exercisable into one share of common stock of Viewbix Inc. at an exercise price of $1.00 per share for a three-year period from the Uplist Date. The warrants were recorded at fair value and were classified as equity.

During June 2025, all 650,000 warrants granted under the First July 2024 Facility Agreement were exercised into 650,000 shares of Viewbix Inc.’s common stock. Viewbix Inc. received total proceeds of $650 upon exercise of the warrants.

F-43

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10: LOANS (Cont.)

H. Viewbix Inc’s Second July 2024 Facility Agreement

On July 28, 2024, Viewbix Inc. entered into a line of credit agreement with certain lenders (the “Second July 2024 Facility Agreement”) for a total amount of $3 million (the “Second July 2024 Facility Credit Line”). The Second July 2024 Facility Credit Line will become immediately payable upon the earliest of the following events: (a)(1) full utilization of the entire line of credit, (a)(2) 40 months from the signing date, or (b) if Viewbix Inc. completes an equity fundraising of $2.5 million through the issuance of its shares.

The Second July 2024 Facility Credit Line will bear interest at an annual rate of 12%, which will be prepaid for the first year through: (a) 360,000 common shares of Viewbix Inc., reflecting a share price of $1.00 per share for each dollar of accrued interest on the full amount, and (b) 360,000 warrants to purchase 360,000 common shares of Viewbix Inc. at an exercise price of $1.00 per warrant. The warrants will be exercisable for three years from July 28, 2024. Starting from the second year of the Second July 2024 Facility Credit Line, interest will be paid to the lenders in cash.

Immediately following the Uplist, $160 of the Second July 2024 Facility Credit Line will be automatically converted into common shares of Viewbix Inc. at a conversion price of $1.00 per share. In addition, Viewbix Inc. will issue an equal number of warrants to purchase common shares of Viewbix Inc. at an exercise price of $1.00.

Furthermore, Viewbix Inc. agreed to pay the lenders under the Second July 2024 Facility Agreement a one-time fee of 150,000 common shares of Viewbix Inc., representing a 5% fee of the Second July 2024 Facility Credit Line, assuming a share price of $1.00 per share (the “Second July 2024 Facility Credit Line Fees”).

The Second July 2024 Facility Credit Line Fees and the prepaid interest were classified in the Company’s balance sheet as of December 31, 2024, as deferred fundraising expenses under “Other current assets” in the amount of $302, and will be amortized over the term of the Second July 2024 Facility Credit Line.

The conversion related features of the Second July 2024 Facility Agreement were bifurcated from their host debt contract and recognized as liabilities measured at fair value at each balance sheet date.

On the Uplist Date, Viewbix Inc. drew additional $80 of the Second July 2024 Facility Credit Line. In addition, as part of the Second July 2024 Facility Credit Line’s terms $160 of the amount drawn was converted into units which included 160,000 shares of common stock and the same amount of warrants of Viewbix Inc., each warrant is exercisable into one share of common stock of Viewbix Inc. at an exercise price of $1.00 per share for a three-year period from the Uplist Date. The warrants were recorded at fair value and were classified as equity.

During June 2025, all 520,000 warrants granted under the Second July 2024 Facility Agreement were exercised into 520,000 shares of Viewbix Inc.’s common stock. Viewbix Inc. received total proceeds of $520 upon exercise of the warrants.

I. Intercompany Loan

The balance with the Gix Media represents a balance of an intercompany loan under a loan agreement signed between Gix Media and the Company on March 22, 2020. The loan bore interest at a rate determined from time to time in accordance with Section 3(j) of the Income Tax Ordinance, new version, and the Income Tax Regulations (Determination of Interest Rate for the purposes of Section 3(j), 1986) or according to a market interest rate decision as agreed between the parties. The amount of the loan is in U.S. dollars.

On April 10, 2025, Viewbix Inc.’s Board of Directors approved the redemption of the loan between Gix Media and the Company. As a result, Gix Media and the Company entered into a redemption agreement, effective as of May 27, 2025, pursuant to which the outstanding loan was redeemed in consideration for the transfer to Gix Media of all of the Company’s intangible assets, including, inter alia, intellectual property rights, trademarks, software, algorithms, domains, technological know-how and any other intangible asset (the “Redemption”). Since this transaction is between entities under common control, the intangible assets received from the Company were recorded at their historical carrying amount as they were recorded at the Company’s financial statements which is $0.

As a result, the outstanding loan amount including accrued interest, totalling $4,048, was redeemed in full. The redemption was recorded as decrease in non-controlling interests, in proportion to their shareholding in Viewbix Inc., in the amount of $2,324 thousand as of the redemption date, against additional paid-in capital in the consolidated statements of changes in shareholders’ equity as of September 30, 2025.

F-44

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11: FINANCIAL INSTRUMENTS AT FAIR VALUE

Financial instruments:

The Company has financial instruments measured at level 3 from the June 2024 Facility Agreement (see notes 10.E, 10.F and 10.G).

The fair value of the financial instruments under the June 2024 Facility Agreement as of December 31, 2024, was calculated using the following unobservable inputs: share price: $0.472, expected volatility: 148%, exercise price: $1.00, risk-free interest rate: 4.24%-4.32%, expected life: 0.46-0.50 years.

The fair value of the financial instruments under the July 2025 Facility Agreement as of September 30, 2025 was calculated using the following unobservable inputs: share price: $3.49, expected volatility: 126.90%, risk-free interest rate: 3.76, expected life: 0.74 year.

The following table presents the financial instruments that were measured at fair value through profit or loss:

Embedded derivatives
Balance as of January 1, 2024	-
Embedded derivatives recorded in connection with June 2024 Facility Agreement	40
Lead Lender Warrants (see note 10.F)	1,833
Reclassification of derivative warrant liability into equity	(1,833)
Net changes at fair value recognized through profit or loss	(11)
Balance as of December 31, 2024	29

Embedded derivatives (Unaudited)
Balance as of January 1, 2025	29
Net changes at fair value recognized through profit or loss	10,228
Embedded derivatives recorded in connection with July 2025 Facility Agreement (see note 18.J)	801
Embedded derivatives converted to equity	(10,150)
Balance as of September 30, 2025	908

NOTE 12: INCOME TAX EXPENSE

A. Tax rates applicable to the income of the Company:

The Company, Deliverz, Mettagramm and Viewbix Ltd. are taxed according to Israeli tax laws. The Israeli corporate tax rate is 23% in the years ended December 31, 2024 and 2023.

Gix Media and Cortex are recognized as a “Preferred-Technology Enterprise” in accordance with Section 51 of the Encouragement of Capital Investments Law, 1959 and are taxed at a reduced corporate tax rate of 12%.

Viewbix Inc. as a US incorporated company, is taxed according to U.S. tax laws. The U.S. corporate tax rate is 21% in the years ended December 31, 2024 and 2023.

B. Tax assessments:

As of December 31, 2024, the Company has a final tax assessment for all tax year up to the year ended December 31, 2020.

Gix Media has a final tax assessment for all tax year up to the year ended December 31, 2020.

Cortex has a final tax assessment for all tax year up to the year ended December 31, 2018.

Viewbix Ltd. has a final tax assessment for all tax year up to the year ended December 31, 2018.

On July 27, 2025, a tax ruling was received from the Israeli Tax Authority regarding to Deliverz Transaction (the “Ruling”). According to the Ruling all tax losses of the Company that existed prior to the date of Exchange Agreement with Deliverz.ai will expire, except that such losses may be offset against the sale of Viewbix Inc. shares (see note 18.N).

F-45

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12: INCOME TAX EXPENSE (Cont.)

C. Deferred taxes are comprised of the following components:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred taxes are comprised of the following components:

	As of December 31	As of December 31	As of September 30
	2024	2023	2025
			(Unaudited)
Deferred tax assets
Deferred research and development expenses	57	83	-
Employee compensation and benefits	8	23	-
Operating loss carryforward	13,427	12,344	-
Operating lease right of use asset	-	47	-

Total deferred tax assets	13,492	12,497	-

Deferred tax liabilities:
Operating lease liability	-	48	-
Intangible assets associated with business combinations	367	488	714
Total deferred tax liabilities	367	536	714

Net deferred tax assets before valuation allowance	13,125	11,961	(714)
Valuation allowance	(13,328)	(12,350)	-
Net deferred tax liabilities	203	389	(714)

As of December 31, 2024, December 31, 2023 and September 30, 2025 the Company has recorded a valuation allowance of $13,328 $12,350 and $0 respectively, in respect of the deferred tax assets resulting primarily from tax loss carryforward of Viewbix Inc., Viewbix Ltd. and the Company, as management currently believes these deferred tax assets will not be realized in the foreseeable future.

Tax expenses are comprised as follows:

	Year ended December 31,
	2024	2023

Current tax expenses	171	234
Tax expense (benefit) in respect of prior years	9	(160)
Deferred tax income	(187)	(47)
Tax expense (benefit)	(7)	27

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Current tax expenses	11	138	4	11
Tax expense (benefit) in respect of prior years	8	9	-	-
Deferred tax income	(145)	(75)	(57)	(19)
Tax expense (benefit)	(126)	72	(53)	(8)

F-46

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12: INCOME TAX EXPENSE (Cont.)

D. Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax benefit, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the tax expense (benefit) as reported in the statements of operations is as follows:

	Year ended December 31,
	2024	2023

Loss before income taxes	(7,753)	(3,724)
Statutory tax rate in Israel	23%	23%
Theoretical tax benefit	(1,783)	(857)
Increase (decrease) in tax expenses resulting from:
Different tax rates applicable to subsidiaries	404	164
Non-deductible expenses	375	168
Income tax expense (benefit) in respect of prior years	9	(160)
Losses for tax purposes for which deferred taxes were not recorded	-	101
Change in valuation allowance	978	510
Others	10	101
Tax expense (benefit)	(7)	27

E. Available carryforward tax losses:

As of December 31, 2024, the Company incurred operating losses of approximately $19,827 which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2024, Viewbix Ltd. incurred operating losses of approximately $13,523 which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2024, Viewbix Inc. generated net operating losses in the U.S. of approximately $24,603. Net operating losses in the U.S. are available through 2035. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

F. Income (loss) before taxes includes the following components:

	Year ended December 31,
	2024	2023
USA	(3,714)	(1,692)
Israel (*)	(4,039)	(2,032)
	(7,753)	(3,724)

(*)	Including a goodwill impairment loss of $2,025 and $0 for the years ended December 31, 2024, and 2023, respectively (see note 6.B).

F-47

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13: COMMITMENTS AND CONTINGENCIES

A. Liens:

As part of the Gix Media’s Financing Agreement with Bank Leumi (see note 10.B), Viewbix Inc provided to Bank Leumi the following securities: (1) a guarantee to Bank Leumi of all of Gix Media’s obligations and undertakings to Bank Leumi unlimited in amount; (2) a subordination letter signed by the Viewbix Inc to Bank Leumi; (3) a first degree lien over all of Viewbix Inc.’s assets and (4) a Deposit Account Control Agreement over Viewbix Inc’s bank accounts pursuant to which Bank Leumi may assume control over such bank accounts in an event of insolvency.

Gix Media has provided several liens under the Financing Agreement with Bank Leumi in connection with the Cortex Transaction, as follows: (1) a floating lien on Gix Media’s assets; (2) a lien on Gix Media’s bank account in Bank Leumi; (3) a lien on Gix Media’s rights under the Cortex Transaction; (4) a fixed lien on Gix Media’s intellectual property; and (5) a lien on Gix Media’s full holdings in Cortex.

Gix Media restricted deposits in the amount of $30 as of December 31, 2024 are used as a security in respect of credit cards and its leased offices.

Cortex has a restricted deposit in the amount of $28 as of December 31, 2024 that is used as a security in respect of its leased offices.

B. Commitments in Viewbix Inc.:

1)

On July 3, 2024, Viewbix Inc. entered into a private placement agreement (the “Private Placement”) with a global investment firm for the allocation of 256,875 units at a purchase price of $1.00 per unit. The units consist of: (i) 256,875 common shares of Viewbix Inc. and (ii) 385,332 warrants to purchase 385,322 common shares of Viewbix Inc. The warrants are exercisable at an exercise price of $1.00 per share, subject to certain adjustments and anti-dilution protections detailed therein, and will be valid for a period of three years from the date of issuance. Warrants issued as part of the Private Placement will be automatically exercised upon the Uplisting event. The total gross proceeds from the Private Placement amounted to $257.

In addition, Viewbix Inc. agreed to pay the global investment firm: (a) a cash commission of $13; (b) 12,844 common shares; and (c) up to $10 for reimbursement of actual expenses.

In July 2024, Viewbix Inc. issued to investors a total of 269,719 shares and 385,332 warrants in connection with the Private Placement.

2)	On July 14, 2024 and July 25, 2024, Viewbix Inc. entered into consulting agreements with certain advisors (the “Advisors”) under which the Advisors agreed to provide certain services to the Company in connection with the Uplist. In consideration for these services, Viewbix Inc. issued a total of 120,000 common shares of Viewbix Inc. to the Advisors.

3)

On July 11, 2025, Viewbix Inc. entered into a securities purchase agreement with certain accredited investors pursuant to which Viewbix Inc. issued and sold in a private placement an aggregate of 848,763 shares of its common stock, pre-funded warrants to purchase up to 77,160 shares of common stock and common warrants to purchase up to an aggregate of 925,923 shares of its common stock, at an offering price of $4.86 per share of common stock and associated common warrant and an offering price of $4.8599 per pre-funded warrant and associated common warrant. The common warrants were immediately exercisable upon issuance at an exercise price of $4.74 per share, and will expire five and a half years from the issuance date (see note 18.L).

C. Commitments in Deliverz (Unaudited):

Deliverz partially financed its research and development expenses through programs of the Israel Innovation Authority (the “IIA”) (previously the Office of the Chief Scientist). In consideration for the participation of the IIA, Delivrz is obligated to pay royalties at a rate of 3% of revenues generate from its products developed by Deliverz, indexed to the U.S. dollar, until full repayment of the aggregate amount of the grants, together with SOFR interest.

The total amount of grants received as September 30, 2025, amounted to approximately NIS 1,338 ($405) (including SOFR interest).

As of December 31, 2024, Deliverz did not recognize a liability to the IIA, as there is uncertainty regarding the generation of future revenues and the completion of the development.

F-48

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14: SHAREHOLDERS’ EQUITY

A. Ordinary shares

Ordinary shares confer the rights to: (i) participate in the general meetings, to one vote per share for any purpose, to an equal part, on share basis, (ii) in distribution of dividends and (iii) to equally participate, on share basis, in distribution of excess of assets and funds from the Company and will not confer other privileges.

On December 3, 2023, a total of 86,667 ordinary shares of the Company were issued to Xylo through a private placement in consideration for: (i) cash payment of NIS 800 ($221); and (ii) issuance of 673,019 ordinary shares or 16,825 ADRs of Xylo traded on Nasdaq at a fair value of $164.

B. Share option plan

1)	During 2023, 100,000 unregistered share options expired following the termination of employment of employees and officers.

2)	In March 2023 the Board of Directors of Viewbix Inc. approved a new share option plan (the “2023 Plan”), pursuant to which Viewbix Inc. may grant up to 2,500,000 of its shares. In addition, the number of share options under the 2023 Plan may increase annually by up to an additional 5% of Viewbix Inc.’s share capital, based on the number of outstanding shares at the end of each calendar year. The 2023 Plan includes several types of grants under different mechanisms, subject to the applicable tax regulations in either Israel or the United States, as relevant. As of the date of approval of the financial statements, a total of 51,020 shares of Viewbix Inc. had been granted under the 2023 Plan.

3)	On May 18, 2023, the Board of Directors of Viewbix Inc. approved the grant of 27,778 common shares of Viewbix Inc. (the “Equity Grant”) to one of its directors (the “Director”). The Equity Grant was granted for consulting services provided to Viewbix Inc. by the Director, specifically in connection with securing favorable terms for bank financing. The Group recorded an expense of $34 in respect of the Equity Grant under general and administrative expenses.

4)	On July 20, 2023, Viewbix Inc. granted a total of 12,755 Restricted Stock Units (the “RSUs”) to the new CEO of Gix Media as part of his employment terms. The RSU grant is subject to the following conditions: (1) the RSUs are convertible into 12,755 common shares of Viewbix Inc.; (2) the grant date is July 1, 2023; (3) 50% of the RSUs shall vest immediately on the grant date, and the remaining 50% shall vest over 12 months from the grant date, provided that, in any case, the CEO of Gix Media remains employed by Gix Media or any other company within the Group through the end of the vesting period.

5)	During 2024, 35,000 unregistered share options expired following the termination of employment of certain employees.

F-49

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14: SHAREHOLDERS’ EQUITY (Cont.)

B. Share option plan (Cont.):

The Company recognized share-based compensation expenses in the statements of operations as follows:

	For the year ended December 31,
	2024	2023

Research and development	8	48
Selling and marketing	(9)	15
General and administrative	24	111
Other expenses (see note 14.B)	57	-

Total	80	174

	For the nine months ended September 30, (Unaudited)		For the three months ended September 30, (Unaudited)
	2025	2024	2025	2024

Research and development	1	7	-	2
Selling and marketing	2	13	-	2
General and administrative	238	24	236	3
Other expenses (see notes 18.K and 7.D)	641	57	566	57

Total	882	101	802	64

C. Dividends

On September 14, 2022, Gix Media declared a dividend to its shareholders prior to the consummation of the Reorganization Transaction in the amount of $1,000, of which an amount of $83 was paid as tax to the Israeli Tax Authority. During 2022, Gix Media distributed an amount of $787 out of the remaining amount of $917, which an amount of $714 that was distributed to the Parent Company, was offset from the loan to Parent Company. The remaining amount of $130 was distributed by Gix Media in January 2023.

On December 25, 2022, Cortex declared a dividend in the total amount of $445 to the non-controlling interests. The amount was distributed by Cortex to non-controlling interests in two payments of $219 and $226 in February and March 2023, respectively.

On June 29, 2023, Cortex declared and distributed a dividend in the total amount of $153 to the non-controlling interests.

For the year ended December 31, 2023, Cortex distributed dividends in the amount $598 to the non-controlling interests.

No dividends were distributed for the year ended December 31, 2024 and for the nine months ended September 30, 2025.

F-50

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15: ADDITIONAL INFORMATION REGARDING PROFIT AND LOSS ITEMS

Composition:

A. Traffic-acquisition and related costs:

	For the year ended December 31,
	2024	2023

Social network ads	$11,635	$28,251
Native ads	7,920	24,633
Search ads	1,730	16,444
Other related costs	702	1,123
	$21,987	$70,451

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Social network ads	$5,978	9,489	$2,003	3,189
Native ads	41	7,431	39	1,727
Search ads	243	1,647	59	32
Other related costs	74	647	32	197
	$6,336	19,214	$2,133	5,145

B. Research and development expenses:

	For the year ended December 31,
	2024	2023

Salaries and related expenses	$1,235	$1,862
Professional services and subcontractors	464	768
Share-based compensation	8	48
Other	184	222
	$1,891	$2,900

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Salaries and related expenses	$453	1,067	$275	230
Professional services and subcontractors	126	396	75	81
Share-based compensation	1	7	-	2
Other	55	140	9	29
	$635	1,610	$359	342

F-51

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15: ADDITIONAL INFORMATION REGARDING PROFIT AND LOSS ITEMS (Cont.)

C. Selling and marketing expenses:

	For the year ended December 31,
	2024	2023

Salaries and related expenses	$1,302	$2,060
Advertising and marketing expenses	151	411
Share-based compensation	(9)	15
Other	199	319
	$1,643	$2,805

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Salaries and related expenses	$436	1,115	$138	261
Advertising and marketing expenses	94	122	36	25
Share-based compensation	2	13	-	2
Other	56	191	8	41
	$588	1,441	$182	329

D. General and administrative expenses:

	For the year ended December 31,
	2024	2023

Salaries and related expenses	$1,145	$1,347
Professional services	1,264	1,538
Share-based compensation	24	111
Other	269	358
	$2,702	$3,354

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Salaries and related expenses	$611	929	$226	277
Professional services	953	941	489	215
Share-based compensation	238	24	236	3
Other	284	159	115	50
	$2,086	2,053	$1,066	545

F-52

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15: ADDITIONAL INFORMATION REGARDING PROFIT AND LOSS ITEMS (Cont.)

E. Financial expense, net:

Financial income:

	For the year ended December 31,
	2024	2023

Exchange rate differences	$18	$-
Other	24	16
	$42	$16

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Exchange rate differences	$239	18	$37	17
Change in the fair value of financial assets at fair value through profit or loss	20	-	2	-
Other	26	13	-	-
	$285	31	$39	17

Financial expenses:

	For the year ended December 31,
	2024	2023

Bank interest and fees	$70	$74
Interest expense on bank loans	687	916
Interest expense on loans from Xylo (see note 10.D)	74	57
Loss from substantial debt terms modification (see note 10.F)	1,914	-
Exchange rate differences	43	463
Amortization of deferred debt issuance costs	152	-
Change in the fair value of financial assets at fair value through profit or loss	92	28
Other	122	129
	$3,154	$1,667

	For the nine months ended September 30,		For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Bank interest and fees	$30	65	$7	20
Interest expense on bank loans	324	548	81	142
Interest expense on loans from Xylo (see note 10.D)	61	74	21	19
Loss from substantial debt terms modification (see note 10.F)	-	1,914	-	-
Exchange rate differences	105	110	24	-
Amortization of deferred debt issuance costs	865	36	731	30
Change in the fair value of financial assets at fair value through profit or loss	10,258	97	137	26
Other	149	87	106	29
	$11,792	2,931	$1,107	266

F-53

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16: MAJOR CUSTOMERS

The following table sets forth the customers that represent 10% or more of the Group’s revenues in each of the periods presented below:

	For the year ended December 31,
	2024	2023

Customer A	16%	18%
Customer B	20%	14%
Customer C	14%	0%

	For the nine months ended September 30,	For the nine months ended September 30,	For the three months ended September 30,	For the three months ended September 30,
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)

Customer A	12%	17%	10%	9%
Customer B	84%	16%	88%	22%
Customer C	0%	15%	0%	18%

F-54

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17: SEGMENT REPORTING

Prior to the deconsolidation of Viewbix Inc. the Group operated in two different segments in such a way that each company in the Group operated as a separate business segment. Following Deliverz’s Acquisition, the Company’s business operations are based on development of advanced logistics automation solutions that integrate with third-party autonomous robots to create delivery solutions for complex, high-traffic environments, such as hospitals and large campuses. During the period from Deliverz’s Acquisition until September 30, 2025 business segments currently do not include Deliverz’s operations as they do not meet the segment definition criteria.

Search segment- the search segment develops a variety of technological software solutions, which perform automation, optimization and monetization of internet campaigns, for the purposes of obtaining and routing internet user traffic to its customers.

Digital content segment- the digital content segment is engaged in the creation and editing of content, in different languages, for different target audiences, for the purposes of generating revenues from leading advertising platforms, including Google, Facebook, Yahoo and Apple, by utilizing such content to obtain internet user traffic for its customers.

The segments’ results include items that directly serve and/or are used by the segment’s business activity and are directly allocated to the segment. As such they do not include depreciation and amortization expenses for intangible assets created at the time of the purchase of those companies and financing expenses incurred on loans taken for the purpose of purchasing those companies. Therefore, these items are not allocated to the various segments.

The chief executive officer of Viewbix Inc. under which substantially all business activity of the Group is conducted, is the chief operating decision maker (“CODM”). The CODM assesses performance for these segments and decides how to allocate resources based the segments’ operating income or loss and income or loss before tax. Segments’ assets and liabilities are not reviewed by the CODM and therefore were not reflected in the segment reporting. The significant expense categories comprising segments profit and loss regularly reviewed by the CODM for the years ended December 31, 2024 and 2023 are set forth in the table below.

The substantial amount of non-current assets is derived from Israel and the substantial amount of revenues is derived from United States.

F-55

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17: SEGMENT REPORTING (Cont.):

Segments revenues and operating results:

	For the year ended December 31, 2024
	Search segment	Digital content segment	Adjustments and eliminations (see below)		Total

Revenues from external customers	4,969	21,972	-		26,941
Inter segment revenues	-	259	(259)		-
Total revenues	4,969	22,231	(259)		26,941
Traffic-acquisition and related costs	1,989	20,257	(259)		21,987
Research and development expenses	818	1,049	24		1,891
Sales and marketing expenses	304	1,332	7		1,643
General and administrative expenses	549	415	1,738		2,702
Depreciation and amortization	-	-	1,300		1,300
Goodwill impairment	-	-	2,025		2,025
Other expenses (income), net	(5)	(237)	276		34
Segment operating income (loss)	1,314	(585)	(5,370)		(4,641)
Financial expenses, net	(16)	(154)	(2,942	)(*)	(3,112)
Segment income (loss) before income taxes	1,298	(739)	(8,312)		(7,753)

	For the year ended December 31, 2023
	Search segment	Digital content segment	Adjustments and eliminations (See below)		Total

Revenues from external customers	20,469	59,144	-		79,613
Traffic-acquisition and related costs	16,444	54,007	-		70,451
Research and development expenses	1,502	1,360	38		2,900
Sales and marketing expenses	446	2,341	18		2,805
General and administrative expenses	667	676	2,011		3,354
Depreciation and amortization	-	-	2,176		2,176
Segment operating income (loss)	1,410	760	(4,243)		(2,073)
Financial expenses, net	(80)	(505)	(1,066	)(**)	(1,651)
Segment income (loss) before income taxes	1,330	255	(5,309)		(3,724)

F-56

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17: SEGMENT REPORTING (Cont.)

Segments revenues and operating results (cont.):

	For the Nine months ended September 30, 2025 (Unaudited)
	Search segment	Digital content segment	Adjustments and eliminations (See below)	Total

Revenues from external customers	1,225	6,486	20	7,731
Inter segment revenues		(55)	55	-
Total revenues	1,225	6,431	75	7,731
Traffic-acquisition and related costs	188	6,093	55	6,336
Research and development expenses	57	330	248	635
Sales and marketing expenses	76	503	9	588
General and administrative expenses	191	258	1,637	2,086
Depreciation and amortization	-	-	1,087	1,087
Goodwill impairment	-	-	6,105	6,105
Other expenses, net	-	-	1,282	1,282
Segment operating income (loss)	713	(753)	(10,348)	(10,388)
Gain from deconsolidation of Viewbix Inc.	-	-	(6,731)	(6,731)
Financial expenses, net	(160)	(20)	(11,327)	(11,507)
Segment income (loss) before income taxes	553	(773)	(14,944)	(15,164)

	For the Three months ended September 30, 2025 (Unaudited)
	Search segment	Digital content segment	Adjustments and eliminations (See below)	Total

Revenues from external customers	342	2,371	4	2,717
Inter segment revenues	-	(55)	55	-
Total revenues	342	2,316	59	2,717
Traffic-acquisition and related costs	4	2,074	55	2,133
Research and development expenses	21	94	244	359
Sales and marketing expenses	26	147	9	182
General and administrative expenses	46	184	836	1,066
Depreciation and amortization	-	-	443	443
Goodwill impairment	-	-	2,439	2,439
Other expenses, net	-	-	738	738
Segment operating income (loss)	245	(183)	(4,705)	(4,643)
Gain from deconsolidation of Viewbix Inc. (see note 19.A)			(6,731)	(6,731)
Financial expenses, net	(120)	(23)	(925)	(1,068)
Segment income (loss) before income taxes	125	(206)	1,101	1,020

F-57

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17: SEGMENT REPORTING (Cont.)

	For the Nine months ended September 30, 2024 (Unaudited)
	Search segment	Digital content segment	Adjustments and eliminations (See below)	Total

Revenues from external customers	4,376	19,240	-	23,616
Inter segment revenues		183	(183)	-
Total revenues	4,376	19,423	(183)	23,616
Traffic-acquisition and related costs	1,830	17,567	(183)	19,214
Research and development expenses	762	827	21	1,610
Sales and marketing expenses	281	1,155	5	1,441
General and administrative expenses	455	297	1,301	2,053
Depreciation and amortization	-	-	997	997
Other expenses (income), net	(5)	(237)	242	-
Segment operating income (loss)	1,053	(186)	(2,566)	(1,699)
Financial expenses, net	(21)	(131)	(2,748)	(2,900)
Segment income (loss) before income taxes	1,032	(317)	(5,314)	(4,599)

	For the Three months ended September 30, 2024 (Unaudited)
	Search segment	Digital content segment	Adjustments and eliminations (See below)	Total

Revenues from external customers	789	5,492	-	6,281
Inter segment revenues	-	183	(183)	-
Total revenues	789	5,675	(183)	6,281
Traffic-acquisition and related costs	215	5,113	(183)	5,145
Research and development expenses	85	246	11	342
Sales and marketing expenses	38	288	3	329
General and administrative expenses	116	15	414	545
Depreciation and amortization	-	-	298	298
Other expenses (income), net			213	213
Segment operating income (loss)	335	13	(939)	(591)
Financial income (expenses), net	(11)	(57)	(181)	(249)
Segment income (loss) before income taxes	324	(44)	(1,120)	(840)

F-58

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17: SEGMENT REPORTING (Cont.)

The “adjustments and eliminations” column for segment operating income includes unallocated selling, general, and administrative expenses and certain items which management excludes from segment results when evaluating segment performance, as follows:

	Year ended December 31, 2024	Year ended December 31, 2023

Depreciation and amortization expenses not attributable to segments (***)	(1,300)	(2,176)
Research and development expenses, sales and marketing expenses, general and administrative expenses and other expenses, net not attributable to the segments (****)	(2,045)	(2,067)
Goodwill Impairment	(2,025)	-
	(5,370)	(4,243)

	For the nine months ended September 30, (Unaudited)		For the three months ended September 30, (Unaudited)
	2025	2024	2025	2024

Depreciation and amortization expenses not attributable to segments (***)	(1,087)	(997)	(443)	(298)
Research and development expenses, sales and marketing expenses, general and administrative expenses and other expenses, net not attributable to the segments (****)	(3,156)	(1,569)	(1,823)	(641)
Gain from deconsolidation of Viewbix Inc. (see note 19.A)	6,731	-	6,731	-
Goodwill Impairment	(6,105)	-	(2,439)	-
	$(3,617)	(2,566)	$2,026	(939)

(*)	Mainly consist of financial expenses from substantial debt terms modification loss, change in the fair value of financial assets and interest expenses on bank loans in connection with the Financing Agreement (see notes 10.B, 10.D, 10.E and 11).

(**)	Mainly consist of interest expenses on bank loans in connection with the Financing Agreement (see note 10.A, 10.B).

(***)	Mainly consist of technology and customer relations amortization costs from business combinations.

(****)	Mainly consist of general and administrative expenses such as salary and related expenses and professional consulting expenses.

F-59

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2024 through October 24, 2025, the date of issuance of these financial statements as of December 31, 2024 and 2023 and for the two years in the period ended December 31, 2024:

A.

Xylo loan agreement:

On January 26, 2025, the Company and Xylo signed an addendum to the loan agreement (see note 10.D), extending the loan repayment date to April 30, 2025. Additionally, Xylo provided an additional loan of NIS 150 ($41), while all other terms remained unchanged. On August 31, 2025, the Company and Xylo agreed to extend the loan maturity date to June 30, 2026. All other terms of the loan will remained unchanged.

B.

Gix Media’s bank loan:

On February 4, 2025, Gix Media and Bank Leumi entered into a fifth addendum to the Financing Agreement, which was effective as of January 29, 2025, according to which, inter alia: (i) the Gix Media Credit Line was extended to March 31, 2025, (ii) the repayment of the outstanding principal amounts of the long term bank loans of Gix Media under the Financing Agreement, was deferred until the actual deposit by the Company in Gix Media’s account of an investment account equal to the amounts of the deferred long term bank loans owed by Gix Media (the “Investment Amount”), which in any event shall be no later than March 31, 2025 (the “Deposit Date”), (iii) upon such Deposit Date, all deferred payments will be immediately repaid using the deposited amounts and any remaining amounts from any other sources, (iv) all remaining future due payments will be repaid as scheduled until the end of the updated terms of each long term bank loan.

On March 30, 2025, Gix Media and Bank Leumi entered into a sixth additional addendum to the Financing Agreement, which extended the Deposit Date until May 20, 2025.

On July 8, 2025, Gix Media and Bank Leumi entered into an agreement in respect of the Financing Agreement, according to which, inter alia: (i) the Deposit Date will be extended until October 1, 2025 (ii) Gix Media agreed to repay $2.4 million to Bank Leumi by October 1, 2025, and (iii) subject to the full repayment of the $2.4 million, Bank Leumi would provide a new 24-month loan equal to the then outstanding balance of the loan.

C.

Cortex’s bank loan:

On February 28, 2025, Cortex and Bank Leumi entered into an additional amendment to the Cortex Loan Agreement, pursuant to which: (i) the line of credit of $1,000 for Cortex will be extended until December 12, 2025; (ii) Cortex will establish a first-ranking fixed pledge over the cash deposit held in the Cortex’s Bank Leumi Account, up to a maximum of $100, no later than April 15, 2025, or three days following Cortex’s receipt of its expected tax refund, whichever occurs first. This deposit may be released upon Cortex’s submission of a financial report demonstrating two consecutive quarters of positive EBITDA, with a minimum of $75 per quarter.

F-60

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS (Cont.)

D.

Viewbix Inc. reverse stock split:

On March 14, 2025, Viewbix Inc. effected a reverse stock split of its issued share capital at a ratio of 1-for-4, whereby every four (4) issued shares and options of Viewbix Inc. were consolidated into one (1) share or option, respectively. The par value of the issued shares remained unchanged as part of the reverse stock split. The share and option data of Viewbix Inc. included in these financial statements were retrospectively adjusted in the Company’s financial statements as of December 31, 2024, to reflect the reverse split. The reverse stock split did not affect the total consolidated equity.

E.

Metagramm’s shares purchase agreement:

On March 24, 2025 (the “Closing Date”), Viewbix Inc. entered into a new securities exchange agreement with the shareholders of Metagramm (the “2025 SEA”) which replaced and terminated the 2024 SEA. Pursuant to the 2025 SEA, Viewbix Inc. acquired 100% of Metagramm’s shares in exchange for consideration of $5,159. The consideration was paid to Metagramm’s shareholders in the form of 1,323,000 common shares of Viewbix Inc., representing 19.99% of Viewbix Inc.’s issued and outstanding share capital immediately following the acquisition (the “Metagramm Acquisition”).

In addition, Viewbix Inc. agreed to pay Metagramm’s shareholders cash earn-out payments on a pro rata basis of up to a cumulative sum of $2.0 million, contingent on achieving certain financing and revenue milestones within 3 years following the Closing Date (the “Earn Out Term”), as follows: (1) a cash payment equal to 5% of each equity proceeds raised by Viewbix Inc. in consideration for issuance of its shares until the lapse of the Earn Out Term, up to a total amount of $1.0 million; and (2) a cash payment of $1.0 million, contingent upon the Metagramm’s annual recurring revenues (as defined in the 2025 SEA) exceeding $2.0 million during the Earn Out Term.

F.

Petition against Gix Media:

On March 27, 2025, a petition (the “Petition”) was filed with the District Court of Tel Aviv-Jaffa (the “Court”) for a court order to commence insolvency proceedings against Gix Media. The Petition was filed by a primary service provider of Gix Media (the “Service Provider”) alleging that Gix Media owes it approximately $260 (excluding linkage differentials and interest) and that Gix Media is unable to repay its debts to the Service Provider.

On July 16, 2025, the Court approved a settlement agreement entered into between Gix Media, the Service Provider and other creditors of Gix Media that joined the Petition (collectively, the “Service Providers”) with respect to the debts owed by Gix Media to the Service Providers. In connection with the settlement agreement, Viewbix Inc. agreed to provide a guarantee for the debts owed by Gix Media to the Service Providers.

On July 22, 2025, pursuant to the terms of the settlement agreement, Gix Media paid approximately $1.13 million to the Service Providers as payment in full of the debts owed to the Service Providers. As a result of such payment in full by Gix Media to the Service Providers, the Petition was dismissed.

F-61

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS (Cont.)

G.

Company’s reverse stock split:

On May 28, 2025, the Company’s general meeting approved a reverse split of the Company’s authorized and issued and outstanding share capital at a ratio of 1:30, such that every thirty (30) ordinary no-par value shares of the Company were consolidated into one (1) ordinary no-par value share, and every thirty (30) warrants were consolidated into one warrant exercisable into one ordinary share. The record date for the reverse stock split was set for June 10, 2025, and the effective date of the reverse stock split was set for June 11, 2025. The Company’s share and warrant data were retrospectively adjusted in the financial statements as of December 31, 2024, to reflect the reverse stock split.

H.

Viewbix Inc. Uplist:

On June 4, 2025, the Viewbix Inc.’s shares of common stock were approved for listing on The Nasdaq Capital Market (the “Nasdaq”). Viewbix Inc.’s shares began trading under the symbol “VBIX” on the Nasdaq on June 5, 2025. Viewbix Inc.’s shares were previously quoted on the OTC Markets, Pink sheets under the symbol “VBIX”, and ceased to be quoted on the OTC Markets, Pink sheets at the close of business on June 4, 2025 (the “Uplist”). As a result of the Uplist, Viewbix Inc. received during June 2025, aggregate gross proceeds of $2,450 in connection with a private placement and three facility agreements, consisting of $630 from the receipt of additional loans and $1,820 from the exercise of warrants (see notes 10.F, 10.G, 10.H and 13.B).

I.

Pure Capital Ltd loan:

On June 25, 2025, the Company entered into a loan agreement with Pure Capital Ltd in the amount of NIS 1,452 ($400) (the “Pure Capital Loan”). The full loan amount was provided to Deliverz to finance its ongoing operations during the period prior to the Deliverz Transaction date. The Pure Capital Loan will bear annual interest at a rate of 6%, and the principal will be repaid in 12 equal monthly installments starting from the date of the Deliverz Transaction.

F-62

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS (Cont.)

J.

July 2025 Credit Facility Agreement:

On June 25, 2025, the Company’s Board of Directors approved the entry into a Credit Facility Agreement with M.R.M. Merhavit Holdings and Management Ltd. or its designee (the “Lenders”). The closing date was set as July 1, 2025, corresponding with the date of the first actual credit drawdown. Pursuant to the Credit Facility Agreement (the “July 2025 Credit Line Agreement”), the Lenders or its designee will provide the Company with a Credit line Agreement in a total amount of NIS 12 million ($3.3 million) ( the “July 2025 Credit Line”), under the following terms: (a) from the date of signing the July 2025 Credit Line Agreement, the Company may draw NIS 1,000 ($274) each month, at its discretion, except for the first drawdown which, if executed, will be in the amount of NIS 2,000 ($548). The next drawdown may take place 60 days after the first, and each subsequent drawdown shall occur at 30-day intervals thereafter. (b) the repayment date for any utilized amount under the July 2025 Credit Line will be 18 months from the date of the first drawdown, subject to the Company’s right to make early repayment at its discretion and without any prepayment penalty. (c) the utilized portion of the July 2025 Credit Line will bear annual interest at a rate of 10% and the interest will be paid in one lump sum together with the principal repayment. (d) the Company undertook that any proceeds it receives in connection with the sale of Viewbix Inc. shares will reduce the remaining available balance of the July 2025 Credit Line. If, as a result of such reductions, the remaining credit balance equals the amount already drawn, then from that point onward, 70% of any proceeds received from the sale of Viewbix Inc. shares shall be used to repay the drawn balance of the July 2025 Credit Line and the related interest. Furthermore, if the Company completes an equity fundraising by way of a public offering of shares prior to the repayment date, the total amount of the July 2025 Credit Line shall be reduced by an amount equal to 20% of the net proceeds raised in such offering. (e) in the event the Company fails to make timely payment under the July 2025 Credit Line, the unpaid debt will bear default interest at an annual rate of Prime + 10%. (f) to secure full repayment of the July 2025 Credit Line, the Company shall register a first-ranking lien over its shares in Viewbix Inc. This lien shall not restrict the Company from selling such shares, subject to the terms of the agreement. As of the date of signing the financial statements, the Company had drawn NIS 2,000 ($548) from the July 2025 Credit Line.

Additionally, as part of the July 2025 Credit Line Agreement, the Company granted the Lenders an option to purchase shares of Viewbix Inc. (Viewbix Inc.’s Option) held by the Company, in an aggregate amount of up to NIS 16 million ($4.4 million). The exercise price of the option shall be equal to the closing price of Viewbix Inc.’s share on the NASDAQ Stock Exchange on the trading day preceding the exercise date, less a 25% discount. The option shall be valid from the date of signing the July 2025 Credit Line agreement and for as long as the Company holds shares of Viewbix Inc.

Furthermore, the Company will issue to the Lenders (or its designee) 600,000 warrants of the Company, exercisable into 600,000 ordinary shares of the Company, under the following terms: (a) the warrants shall be exercisable over a period of 36 months. The warrants will be subject to customary adjustments, excluding adjustments related to an in-kind distribution of Viewbix Inc. shares or the distribution of proceeds from the sale of Viewbix Inc. shares by the Company. (b) the exercise price of each warrant shall be NIS 18 ($4.9) per share during the first 8 months following the grant date. From the end of such 8-month period until the end of the exercise period, the exercise price shall be NIS 21 ($5.8) per share. (c) the grant of the warrants shall be subject to all required legal approvals, including the approval of the Company’s shareholders. In the event that such approvals are not obtained, the option granted to the Lenders to purchase shares of Viewbix Inc. (as described above) shall be increased, such that the total value of Viewbix Inc. shares subject to the option shall increase to NIS 32 million ($8.7 million).

F-63

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS (Cont.)

J.	July 2025 Credit Facility Agreement (Cont):

The July 2025 Credit Line shall be subject to immediate repayment, upon 60 business days prior written notice to the Company, in the event that one or more of the following events occur: (a) If liquidation, bankruptcy, or receivership proceedings are initiated against the borrower, including the appointment of a special administrator or any other officer to the borrower’s assets. (b) If one or more liens or enforcement actions are imposed or initiated against the borrower in an amount exceeding NIS 500 ($137), and such liens and/or enforcement actions are not cancelled or removed within 120 days from the date they were imposed or initiated, as applicable. (c) If the borrower fails to register the security interest in favor of the Lenders within 14 days from the date of signing this agreement.

The Company agreed to pay the Lenders a fee for the provision of the line of credit in an amount NIS 240 ($66) plus VAT as required by law equal to 2% of the total line of credit. In addition, for each credit drawdown made by the Company, the Lenders shall transfer to the Company an amount equal to 95% of the requested drawdown amount, while for the purpose of calculating principal and interest repayments, the full requested amount shall be deemed to have been provided.

On August 13, 2025, the Company’s shareholders approved the issuance of 600,000 warrants as follows: (a) issuance of 531,960 warrants to Lenders under the July 2025 Credit Line. (b) issuance of 20,040 warrants to the Chairman and CEO of the company, in equal parts, following the approval of their participation in the line of credit in the amount of NIS 190 ($52) each. The participation will be carried out through the conversion of debts related to accrued compensation of the Chairman and CEO, amounting to NIS 190 ($52) each, into a loan under the same terms of the July 2025 Credit Line. (c) participation of a company director in the July 2025 Credit Line in the amount of NIS 960 ($263) and allocation of 48,000 warrants to the director as part of the July 2025 Credit Line’s terms. On September 9, 2025, the Company issued a total of 600,000 warrants to the Lenders.

F-64

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS (Cont.)

J.	July 2025 Credit Facility Agreement (Cont) (Unaudited):

In connection with the July 2025 Credit Line Agreement, as of September 30, 2025, the Company incurred deferred debt issuance costs of $1,057, which deferred and recorded under other current assets in the Company’s balance sheet. These debt issuance costs were initially recognized at the fair value of Viewbix Inc.’s option and the Company’s warrants issued to the Lenders, which were classified as a liability measured at fair value and as equity, respectively. The deferred debt issuance costs will be amortized to financial expenses over the term of the July 2025 Credit Line Agreement.

K.	Deliverz’s shares purchase agreement:

On July 10, 2025 (the “Closing Date”), the Company entered into an agreement with Deliverz and all shareholders of Deliverz (the “Sellers”), pursuant to which the Company acquired all shares of Deliverz from the Sellers in consideration for the issuance of 518,770 shares of the Company which equal to 25% of the Company’s ordinary shares on the Closing Date to the Sellers and issuance of 103,754 ordinary shares of the Company which equal to 5% of the Company’s ordinary shares on the Closing Date to the initiator (the “Deliverz Transaction”).

As part of the agreement, several milestones were established as follows: (a) if within 18 months from the Closing Date, Deliverz successfully completes commercial transactions (as defined in the agreement) for the supply of 20 autonomous delivery robots, the Company will issue an additional 236,559 of its ordinary shares to the Sellers and additional ordinary shares to the initiator up to 12,450 of the Company’s ordinary shares, (b) If within 48 months from Closing date, Deliverz completes commercial transactions for the supply of 200 autonomous delivery robots, the Company will issue an additional 301,075 ordinary shares to the Sellers and additional shares to the founder up to 15,846 ordinary shares of the Company.

The Company’s commitment to finance Deliverz’s working capital needs in a total amount of NIS 3.6 million ($1 million), to be provided by the Company in 12 monthly instalments starting from the Closing Date of the Deliverz Transaction with the loan to Deliverz bearing the same terms as the loan from Pure Capital (see note 18.L). In addition, the Company’s Board of Directors approved the provision of a loan to Deliverz in the amount of NIS 1.452 million ($0.4 million), which was extended to Deliverz as a loan by Pure Capital Ltd. (hereinafter – “Pure Capital”).

Furthermore, the Sellers signed a waiver of dividend rights in the event of an in-kind distribution of Viewbix Inc. shares, and also agreed to sign a waiver in the event that the Company sells the Viewbix Inc. shares it holds and distributes the net proceeds from such sale to its shareholders.

L.

Viewbix Securities Purchase Agreement:

On July 11, 2025, Viewbix Inc. entered into a securities purchase agreement with certain accredited investors pursuant to which Viewbix Inc. issued and sold in a private placement (the “July 2025 Private Placement”) an aggregate of 848,763 shares of its common stock, pre-funded warrants to purchase up to 77,160 shares of common stock and common warrants to purchase up to an aggregate of 925,923 shares of its common stock, at an offering price of $4.86 per share of common stock and associated common warrant and an offering price of $4.8599 per pre-funded warrant and associated common warrant. The pre-funded warrants were immediately exercisable upon issuance at an exercise price of $0.0001 per share and will not expire until exercised in full. The common warrants were immediately exercisable upon issuance at an exercise price of $4.74 per share, subject to adjustment as set forth therein, and will expire five and a half years from the issuance date. The common warrants may be exercised on a cashless basis if there is no effective registration statement registering the shares of shares of common stock underlying the common warrants. In connection with the July 2025 Private Placement, Viewbix Inc. also entered into a letter agreement with a placement agent on July 11, 2025, according to which Viewbix Inc. agrees to pay a cash placement fee equal to 7.0% of the gross proceeds and $50 for reasonable legal fees and disbursements. The July 2025 Private Placement closed on July 14, 2025. The aggregate gross proceeds received by Viewbix Inc. on the closing date were $4.5 million

F-65

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18: SUBSEQUENT EVENTS (Cont.)

M.

Chairman and CEO compensation:

On July 21, 2025, the Company announced the issuance of 22,288 ordinary shares of the Company, to be issued in equal parts to the Chairman of the Board and the CEO. The total number of ordinary shares issued under the private placement represents a special grant to the Chairman and the CEO in connection with the completion of the Deliverz transaction on July 10, 2025, and in accordance with the terms of their employment. On August 7, 2025, 22,288 ordinary shares were issued to the Chairman and the CEO.

N.	Tax Ruling:

On July 27, 2025, a tax ruling was received from the Israeli Tax Authority regarding to Deliverz Transaction (the “Ruling”).

According to the Ruling, the former shareholders of Deliverz.ai will be exempt from tax payments on the gain resulting from the sale of Deliverz.ai shares to the Company until the realization of the Company’s ordinary shares paid to them as consideration, and concurrently all tax losses of the Company that existed prior to the date of Exchange Agreement with Deliverz.ai will expire, except that such losses may be offset against the sale of Viewbix Inc. common shares.

Additionally, according to the Ruling, any gain or loss arising from the potential sale of Deliverz.ai shares by the Company during the period until December 31, 2027 may not be offset against any tax loss or gain within those tax fiscal years.

O.

Exercise of Viewbix’s warrants:

During July 2025, a total of 13,130 warrants issued as part of the July 2024 private placement (see note 13.B), and 388,760 warrants issued under the June 2024 Facility Agreement (see note 10.F), were exercised into a total of 401,890 common shares of Viewbix Inc. As a result of the warrant exercises, Viewbix Inc. received total proceeds of USD 402.

P.

Xylo change of control:

On August 26, 2025, the Company announced that, based on information provided to it by Xylo, the controlling shareholder of the Company, on August 22, 2025, a transaction was completed pursuant to which Xylo was delisted from trading on NASDAQ, and Pure Capital became the controlling shareholder of Xylo, and accordingly, became the controlling shareholder of the Company.

F-66

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19: SUBSEQUENT EVENTS (unaudited)

For its interim consolidated financial statements as of September 30, 2025, the Company evaluated subsequent events through January 16, 2026, the date on which the interim consolidated financial statements were available to be issued. The Company identified the following subsequent events:

A.

Deconsolidation of Viewbix Inc.:

During the nine months ended September 30, 2025, Viewbix Inc. issued of 5,373,447 common shares as part of June and July 2024 Facilities Agreement, July 2024 and July 2025 private placement, acquisition of Metagramm and exercise of warrants into Viewbix common shares (see notes 10.F-10.H, 13.B, 18.L and 18.O) and as a result of the increase in Viewbix Inc.’s common share the Company’s holdings in Viewbix Inc. decreased to 26.42%, compared to 53.31% as of December 31, 2024.

In addition, on September 25, 2025 Viewbix Inc. announced that Mr. Amihay Hadad and Mr. Liron Carmel, two serving directors appointed by the Company, had completed their terms as directors of Viewbix Inc., they were replaced by two newly appointed directors (the “Change in the Composition of the Board of Directors”). As a result of the Change in the Composition of the Board of Directors, the number of directors serving on behalf of the Company decreased to below 50% of the serving directors of Viewbix Inc. as of the date following the Change in the Composition of the Board of Directors (the “Change of Control of Viewbix Inc.”). Following the decrease in the Company holdings in Viewbix Inc. and the Change of Control of Viewbix Inc., the Company deconsolidated the assets, liabilities and financial results of Viewbix Inc. (the “ Deconsolidation of Viewbix Inc.”), since it owns 26.42% in Viewbix Inc, the Company accounts for its investment in Viewbix Inc. using the equity method.

The table below summarizes the statement of comprehensive income of Viewbix Inc. for the period from January 1, 2025 through the date of Deconsolidation of Viewbix Inc.:

Revenues	7,731

Operating loss	(9,523)

Loss before income taxes	(20,716)

Net loss	(20,215)
Less: net loss attributable to non- controlling interests	(1,496)
Net loss attributable to shareholders of Viewbix Inc.	(18,719)

As of the date of the Deconsolidation of Viewbix Inc., the new cost basis of Viewbix Inc.’s shares was determined based on the market price of Viewbix Inc.’s shares on the Nasdaq Stock Market as of the date of the Deconsolidation of Viewbix Inc. (the “Market Value”). As a result, the Company recognized income in the amount of $6,731, in the Company’s statement of comprehensive income, representing the difference between the Market Value and the carrying amount of Viewbix Inc. assets and liabilities as of the date of the Deconsolidation of Viewbix Inc.. In addition, as part of using the equity method the non-controlling interests of Viewbix Inc. was derecognized as of the date of the Deconsolidation of Viewbix Inc. and accordingly the amount of $4,591 was recorded against non-controlling Interests in the Company’s consolidated statements of changes in shareholders’ equity as of September 30, 2025.

F-67

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

B.

Private Placement Offering Viewbix Inc.:

On November 5, 2025, Viewbix Inc. entered into a securities purchase agreement with certain accredited investors (the “Private Placement Offering”). Under the Private Placement Offering as amended on January 1, 2026, Viewbix Inc. agreed to sell and issue in the Private Placement Offering an aggregate of 800,000 of its common shares (the “Private Placement Shares”) or pre-funded warrants to purchase common shares (the “Pre-Funded Warrants”) in lieu of the Private Placement Shares. Each Private Placement Share and Pre-Funded Warrant will be sold together with a number of warrants equal to 80% of the aggregate number of Private Placement Shares and Pre-Funded Warrants sold in the Private Placement Offering, or in total warrants to purchase up to an aggregate of 640,000 of common shares (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”, and the Warrants together with the Private Placement Shares, the “Securities”), at a combined purchase price of $1.75 per Private Placement Share and accompanying Common Warrant and $1.74999 per Pre-Funded Warrant and accompanying Common Warrant.

The Private Placement Offering and the issuance of the Securities is expected to close during the first quarter of 2026, subject to the satisfaction of customary closing conditions, receipt of the approval of the Viewbix Inc.’s shareholders in accordance with applicable rules or regulations of the Nasdaq Stock Market LLC (the “Shareholders Approval”), including receipt of the Shareholders Approval related to Quantum Acquisition (see note X) (as defined in note 19.D).

The Pre-Funded Warrants will be immediately exercisable upon issuance at an exercise price of $0.00001 per share and will not expire until exercised in full. The Common Warrants will be immediately exercisable upon issuance at an exercise price of $2.625 per share, subject to adjustment, and will expire five years from the issuance date.

In connection with the Private Placement Offering, Viewbix Inc. also entered into an advisory agreement with L.I.A. Pure Capital Ltd. (the “Advisor”) pursuant to which Viewbix Inc. agreed to pay a commission to the Advisor of (i) a cash fee of $70 and (ii) a warrant to purchase 32,000 shares of Viewbix Inc.’s common stock (the “Advisor Warrant”). Payment of the commission is conditioned upon the closing of the Private Placement Offering. The Advisor Warrant will have the same terms as the Common Warrants issued in the Private Placement Offering. In addition, in connection with the closing of the Private Placement Offering, Viewbix Inc. will repay the outstanding loan balance including accrued interest, in the amount of $200 as of November 5, 2025, owed to the Advisor pursuant to the June 2024 Facility Agreement (see note 10.F).

Aggregate gross proceeds to the Company in respect of the Private Placement Offering are expected to be approximately $1.4 million, before deducting fees payable to the Advisor and other offering expenses payable by the Company. If the Warrants are exercised in cash in full this would result in an additional $1.68 million of gross proceeds.

On January 2, 2026, Viewbix Inc. receipt the Shareholders Approval to the Private Placement Offering by written consent.

F-68

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19: SUBSEQUENT EVENTS (unaudited) (Cont.)

C.

Cortex Sale Agreement:

On November 9, 2025, Gix Media, Cortex, and certain founders of Cortex entered into a share purchase agreement (the “Cortex Sale Agreement”) with Pro Sportority (Israel) Ltd. (the “Purchaser”), a subsidiary of Minute Media Inc. (the “MM”). Pursuant to the Cortex Sale Agreement, the Purchaser acquired from Gix Media all of its holdings in Cortex, representing 80% of Cortex’s issued and outstanding share capital.

The aggregate consideration paid to Gix Media was $800,000, consisting of (i) $200,000 in cash, and (ii) $600,000 in the form of 5,161 newly issued Preferred J Shares of MM (the “MM Shares”), the most senior class of preferred shares of MM.

MM retains a call option to repurchase the MM Shares from Gix Media under certain conditions, including insolvency or a change of control of Gix Media. In addition, Gix Media is subject to a two-year non-compete and non-solicitation covenant following the Closing Date.

D.

Securities Exchange Agreement Viewbix Inc.:

On December 15, 2025 (the “Effective Date”), Viewbix Inc. entered into a securities exchange agreement (the “Agreement”) with Quantum X Labs Ltd., an Israeli company (“Quantum”), and certain of the shareholders of Quantum (the “Quantum Shareholders”), pursuant to which Viewbix Inc. agreed to issue to the Quantum Shareholders an aggregate of up to 40.0% of the its issued and outstanding common shares as of the Effective Date, inclusive of the 800,000 shares of the Viewbix Inc.’s common shares issuable by the Viewbix Inc.in a private placement pursuant to the securities purchase agreement, dated November 5, 2025, (the “Private Placement Shares”), consisting of (i) up to 2,666,000 shares of Viewbix Inc.’s common shares, representing 19.99% of the Viewbix Inc. issued and outstanding common shares (the “Viewbix Exchange Shares”), inclusive of the Private Placement Shares, and (ii) pre-funded warrants to purchase up to 4,447,595 shares of Viewbix Inc.’s common shares, representing the balance of the up to 40.0%, as of the Effective Date, less the Viewbix Exchange Shares (the “Viewbix Exchange Pre-Funded Warrants” and together with the Viewbix Exchange Shares, the “Viewbix Exchange Securities”), in exchange for up to 100%, but not less than 85%, of Quantum’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to up to 589,319 of Quantum’s ordinary shares (the “Quantum Exchange Securities” and together with the Viewbix Exchange Securities, the “Exchange Securities”) (the “Acquisition”).

In addition, pursuant to the Agreement, Viewbix Inc. may issue up to 12,702,847 additional shares of the Viewbix Inc.’s common shares or pre-funded warrants to purchase shares of the Viewbix Inc.’s common shares (collectively, the “Earn-Out Securities”), upon the achievement of certain milestones as follows: (i) the issuance of up to 1,975,998 Earn-Out Securities upon the submission of five (5) patent applications including provisional applications in total, across at least three (3) distinct sub-fields within the quantum sector, by the Quantum or any of its Portfolio Companies during the 18-month period following the Closing Date, (ii) the issuance of up to 3,436,519 Earn-Out Securities upon the closing of listing, public offering, or an M&A Transaction of any Portfolio Company of Quantum, at a pre-money valuation of no less than $20 million during the twenty four-month period following the Closing Date, and (iii) the issuance of up to 7,290,330 Earn-Out Securities upon the earlier of: (1) a capital raise of at least $10 million into either the Viewbix Inc. or Quantum at a pre-money valuation of no less than $250 million; or (2) closing of any M&A Transaction Quantum, at a pre-money valuation not less than $250 million during the 48-month period following the Closing Date. Subject to the Agreement, the Earn-Out Securities may become issuable to the Quantum Shareholders only following the 12-month anniversary of the Closing Date, and only upon achievement of the applicable earn-out milestones set forth above.

The completion of the Acquisition and the issuances of Exchange Securities are expected to occur within 90 calendar days of the Effective Date (such date, the “Closing Date”) and are subject to final due diligence, regulatory approvals and the approval of the Viewbix Inc.’s shareholders in accordance with applicable rules or regulations of the Nasdaq Stock Market LLC (the “Stockholders’ Approval”).

On January 2, 2026, Viewbix Inc. received the Stockholders’ Approval to the Agreement by written consent of the holders of a majority of its issued and outstanding and on January 5, 2026, Viewbix Inc. filed an Information Statement on Schedule 14C, as required under the Securities Exchange Act of 1934, as amended. The actions to be taken pursuant to the Stockholders’ Approval shall be effective on the 20th day after the Information Statement on Schedule 14C is mailed or furnished to the Viewbix Inc.’s stockholders of record as of January 6, 2026.

F-69

GIX INTERNET LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 19: SUBSEQUENT EVENTS (unaudited) (Cont.)

E.

Options issued to Deliverz’s CEO and Employees:

On September 2, 2025, the Company issued 44,608 Company options to Deliverz’s CEO, exercisable for 44,608 ordinary shares of the Company. The options were issued as part of the Deliverz Transaction under the following terms: (a) the vesting period of the option is four years, with vesting in 16 equal quarterly instalments (b) the exercise price per option is NIS 19.5 ($5.3); and (c) the options may be exercised within a maximum period of four years from their respective vesting dates.

On January 6, 2026, the Company’s Board of Directors approved the issuance of 62,253 options to five of Deliverz’s employees, exercisable into 62,253 ordinary shares of the Company. The options shall be issued under the following terms: (a) one quarter (1/4) of the options shall vest upon completion of 12 months from the grant date, and the remaining three quarters (3/4) shall vest over the subsequent 36 months in equal quarterly instalments; (b) the exercise price per option shall be NIS 19.5 (USD 5.3); and (c) the options may be exercised within a maximum period of four years from their respective vesting dates.

F.	Pure Capital Loan Deferral:

On January 6, 2026, in connection with the Pure Capital loan (see note 18.I), the Company and Pure Capital agreed to defer the repayment of the loan principal and the accrued interest that had not yet been paid until June 30, 2026, instead of repayment of the principal and interest in 12 equal monthly instalments following the date of the Deliverz Transaction.

F-70

DELIVERZ.AI LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2024

F-71

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of DELIVERZ.AI LTD.

To the Shareholders and Board of Directors of Deliverz.ai Ltd.

Opinion

We have audited the financial statements of Deliverz.ai Ltd. (the “Company”), which comprise the balance sheet as of December 31, 2024 and 2023, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.E to the financial statements, the Company has incurred operating losses , has a shareholders’ deficit, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 16, 2026.

F-72

DELIVERZ.AI LTD.

BALANCE SHEET

U.S. dollars in thousands

		As of December 31	As of December 31
	Note	2024	2023

ASSETS

CURRENT ASSETS
Cash and cash equivalents		51	1
Receivable from tax authorities		1	-

Total current assets		52	1

NON-CURRENT ASSETS

Property and equipment, net	3	2	2

Total non-current assets		2	2

Total assets		54	3

The accompanying notes are an integral part of these financial statements.

F-73

DELIVERZ.AI LTD.

BALANCE SHEET (Cont.)

U.S. dollars in thousands (except share data)

		As of December 31	As of December 31
	Note	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable		24	128
Employees and payroll accruals		31	173
Other payables	4	5	30
Loan from shareholders	5	201	-

Total current liabilities		261	331

NON-CURRENT LIABILITIES

Loan from shareholders	5	283	494

Total non-current liabilities		283	494

SHAREHOLDERS’ DEFICIT

Ordinary shares of NIS0.001 par value - Authorized: 100,000,000 shares; Issued and outstanding: 1,000,000 and 276,612 as of December 31, 2024 and December 31, 2023, respectively.		(*)	(*)
Additional paid-in capital		3,110	2,619
Accumulated deficit		(3,600)	(3,441)

Total shareholders’ deficit		(490)	(822)

Total liabilities and shareholders’ deficit		54	3

The accompanying notes are an integral part of these financial statements.

(*)	Represents an amount less than $1.

F-74

DELIVERZ.AI LTD.

STATEMENT OF OPERATIONS

U.S. dollars in thousands

		Year ended December 31,
	Note	2024	2023

Costs and expenses:
Research and development	6.A	108	4
Sales and marketing expenses	6.B	17
General and administrative	6.C	115	5
Depreciation and amortization		1	1
Other income	6.D	(92)	-

Operating loss		(149)	(10)

Financial expense, net		10	-

Net loss		(159)	(10)

The accompanying notes are an integral part of these financial statements.

F-75

DELIVERZ.AI LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands (except share data)

	Ordinary Shares (*)			Additional Paid-in	Accumulated	Total Shareholders’
	Number	Amount		Capital	Deficit	Deficit

Balance as of January 1, 2024	276,612	(*	)	2,619	(3,441)	(822)
Net loss	-	-		-	(159)	(159)
Shares forfeited to former shareholders (see note 1.C)	(276,612)	(*	)	-	-	-
Issuance of shares to the shareholders of the Company (see note 1.C)	1,000,000	(*	)	491	-	491
Balance as of December 31, 2024	1,000,000	(*	)	3,110	(3,600)	(490)

	Ordinary Shares (*)			Additional Paid-in	Accumulated	Total Shareholders’
	Number	Amount		Capital	Deficit	Deficit

Balance as of January 1, 2023	276,612	(*	)	2,619	(3,431)	(812)
Net loss	-	-		-	(10)	(10)
Balance as of December 31, 2023	276,612	(*	)	2,619	(3,441)	(822)

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of these financial statements.

F-76

DELIVERZ.AI LTD.

STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023

Cash flows from Operating Activities
Net loss	(159)	(10)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortizations	1	1

Changes in assets and liabilities items:
Increase (decrease) in receivable from tax authorities	(1)	-
Decrease in accounts payable	(103)	(38)
Increase (decrease) in employees and payroll accruals	(143)	39
Decrease in other payables	(25)	(494)

Net cash used in operating activities	(430)	(502)

Cash flows from Investing Activities
Purchase of property and equipment	(1)	-

Net cash Used in investing activities	(1)	-

Cash flows from Financing Activities
Receipt of short-term loans from shareholders (see note 5)	201	-
Receipt of long-term loans from shareholders (see note 5)	283	494
Repayment of loans from shareholders (see note 5)	(494)	-
Issuance of shares to the shareholders of the Company (see note 1.C)	491	-

Net cash provided by financing activities	481	494

Increase (decrease) in cash and cash equivalents	50	(8)

Cash and cash equivalents at beginning of the period	1	9

Cash and cash equivalents at the end of period	51	1

The accompanying notes are an integral part of these financial statements.

F-77

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: GENERAL

A. Organizational Background and Business Overview

Deliverz.Ai Ltd. (the “Company”) was incorporated in the state of Israel in January 2017. The Company specializes in the development of advanced logistics automation solutions that integrate with third-party autonomous robots. The Company partners with hardware manufacturers to deploy its proprietary software stack, creating a unified, intelligent delivery solutions optimized for complex, high-traffic environments, such as hospitals and large campuses.

B. Grants from the Israel Innovation Authority

In March 2021, the Company received an approval letter from the Israel Innovation Authority (the “IIA”) (previously the Office of the Chief Scientist). According to this letter of approval, the Company was entitled to fund 30% of its total research and development expenses, up to a NIS 5.7 million, for a period of 18 months beginning in January 2021, in addition pursuant to the approval letter, the Company has to pay royalties of 3% to the IIA up to the amount IIA funding received indexed to the U.S. and the accrued interest repayment of the grant is contingent upon the Company successfully completing its research and development plans and generating sales from it. The Company has no obligation to repay these grants if its enhancement plans are not completed or aborted or if it generates no sales. During 2022, the Company entered insolvency proceedings (see note 1.C below), as a result the development expenses approved under the letter of approval were halted. The total amount of grants received as of December 31, 2024 amounted to approximately NIS 1,400 ($384) (including SOFR interest). In addition, during 2022 the Company had received a total of $23 as an advance against its research and development expenses. During 2025, the IIA approved the research and development expenses advance and accordingly, the amount of $21 was recognized as a reimbursement of research and development expenses in the statement of operation.

C. Insolvency Proceedings

In 2022, the Company entered insolvency proceedings through a trustee appointed by the Tel Aviv District Court (the “Court”), due to its inability to meet its obligations to its creditors. In March 2024, the Court approved a creditors’ arrangement under which the shareholders of the Company as of insolvency proceedings would forfeit their shares, and the Company issued 1, 000,000 shares to the new shareholders who undertook to provide the Company with a loan in amount of $274, thus 276,612 shares of the Company owned by the former shareholder were forfeited. The loan was used to settle creditor debts that were approved by the trustee. The remainder of the Company’s debts in amount of $92 thousand were written off or forgiven and was recorded in the statement of operation as other income.

D. Gix Transaction

On July 10, 2025 (the “Closing date”), the Company and its shareholders entered into an agreement with Gix Internet Ltd. (the “Gix”), pursuant to which Gix acquired all shares of the Company from Its shareholders in consideration for the issuance of 518,770 shares of Gix which equal to 25% of the Gix’s ordinary shares on the Closing date (the “Gix Transaction”) (see note 7).

F-78

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: GENERAL (Cont.)

E. Going Concern

The Company has incurred an operating loss of $149 and generated negative cash flow from operating activities of $430 for the year ended December 31, 2024. Additionally, as of December 31, 2024, the Company had cash and cash equivalents of $51 and total shareholders’ deficit of $3,600. Management expects the Company to continue to generate operating losses.

Management plans to address these conditions by raising funds through its parent company, Gix Internet Ltd. (see note 7) and by generating larger volumes of revenues. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, or that the Company will successfully generate sufficient revenue to meet its objectives.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation and Principles of Consolidation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies followed in the preparation of the financial statements are as follows.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of income and expense during the reporting period. On an ongoing basis, management evaluates its estimates, judgments and assumptions. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

F-79

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C. Functional Currency and Foreign Currency Transactions

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The currency of the primary economic environment in which the Company operates is NIS. Thus, the functional currency of the Company is NIS.

The Company’s reporting currency is the U.S. dollar. Accordingly, monetary balances of the Company denominated in currencies other than the NIS are re-measured into NIS, and are then translated, together with all of the Company’s assets and liabilities from NIS to US dollars using year-end exchange rates.

Profit or loss items of the Company are translated at average exchange rates during the year. Gains or losses resulting from NIS to USD translation adjustments are recorded as other comprehensive income or loss, and are reflected in stockholders’ equity, under Foreign Currency Translation Reserve, in accordance with ASC No. 830. During the year ended December, 31 2024 and 2023, due to the low operational activities the Foreign Currency Translation Reserve was less than $1.

D. Cash and cash equivalents

The Company considers all short-term investments, which are highly liquid investments with original maturities of three months or less at the date of purchase, to be cash equivalents.

E. Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line basis over the estimated useful lives, at the following annual rate:

%
Computers and peripheral equipment	33
Office furniture and equipment	7

F. Revenue Recognition

The Company generates revenue via leasing contracts with its customers, which cover robot rental, maintenance, and ongoing software updates. These leasing services revenues are measured according to the ASC 606, “Revenue from Contracts with Customers” (“ASC 606”).

Leasing revenue is generated from fees charged to customers for access to the Company’s products. The performance obligation is satisfied ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. The Company’s contracts with customers are generally for a term of 24 months. During the years ended December 31, 2024, and 2023 no revenue was generated.

G. Research and development expenses

Research and development costs are charged to the statements of operations as incurred.

F-80

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: PROPERTY AND EQUIPMENT, NET

Composition:

	As of December 31,
	2024	2023

Cost:
Computers and peripheral equipment	$37	$36
Office furniture and equipment	1	1

Total cost	38	37
Less: accumulated depreciation	(36)	(35)
Property and equipment, net	$2	$2

Depreciation expenses totaled $1 for the years ended December 31, 2024, and 2023.

 NOTE 4: OTHER PAYABLES

	As of December 31,
	2024	2023

IIA	-	23
Government authorities	$-	$5
Shareholders of the Company	5	2
	$5	$30

F-81

DELIVERZ.AI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: SHAREHOLDERS LOAN

On March 13, 2024, as part of the creditors’ settlement, the new shareholders provided to the Company with a loan in amount of NIS 1 million (the “Initial Loan”), which was to be used for the repayment of creditor debts approved by the trustee. According to the agreement, the principal and accrued interest of the Initial Loan will be repaid in one payment later of: (1) March 13, 2028, (2) when the Company becomes profitable. The Initial Loan bears annual interest at the rate specified in Section 3(j) of the Israeli Income Tax regulations.

In addition, the new shareholders provided short-term loans for the Company’s ongoing operations (the “Operational Loan”). The principal and accrued interest of the Operational Loan will be repaid during November and December 2025 (see note 7). The Operational Loan bears annual interest at the rate specified in Section 3(j) of the Israeli Income Tax regulations.

NOTE 6: ADDITIONAL INFORMATION REGARDING PROFIT AND LOSS ITEMS

Composition:

A. Research and development expenses:

	For the year ended December 31,
	2024	2023

Salaries and related expenses	$90	$-
Professional services and subcontractors	39	4
Settlement with the IIA (see note 1.B)	(21)	-
	$108	$4

B. Sales and marketing expenses:

	For the year ended December 31,
	2024	2023

Advertising and marketing expenses	$17	$-

	$17	$-

F-82

DELIVERZ.AI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: ADDITIONAL INFORMATION REGARDING PROFIT AND LOSS ITEMS (Cont.)

C. General and administrative expenses:

	For the year ended December 31,
	2024	2023

Salaries and related expenses	$42	$-
Professional services	60	2
Other	13	3
	$115	$5

D. Other income:

	For the year ended December 31,
	2024	2023

Written off or forgiven debts (see note 1.C)	$92	$-

	$92	$-

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2024 through January 16, 2026, the date of issuance of these financial statements:

A.	On July 10, 2025 (the “Closing date”), the Company and its shareholders entered into an agreement with Gix Internet Ltd. (“Gix”), pursuant to which Gix acquired all shares of the Company from the shareholders of the Company in consideration for the issuance of 518,770 shares of Gix which equal to 25% of the Gix’s ordinary shares on the Closing date (the “Gix Transaction”). As part of the agreement, several milestones were established as follows: (a) If within 18 months from the closing date, the Company successfully completes commercial transactions (as defined in the agreement) for the supply of 20 autonomous delivery robots, Gix will allocate an additional 236,559 of its ordinary shares to the Company shareholders (b) If within 48 months from Closing date, the Company completes commercial transactions for the supply of 200 robots, Gix will allocate an additional 301,075 ordinary shares to the Company shareholders. In addition, Gix commitment to finance the Company working capital needs in a total amount of NIS 3.6 million ($1 million), to be provided by Gix in 12 monthly installments starting from the Closing date of the Gix Transaction the loan to the Company will bear annual interest at a rate of 6%. As part of the Gix Transaction the Operational Loan together with the accrued interest was assigned to Gix and the repayment date was deferred until December 31, 2026.

F-83

DELIVERZ.AI LTD.

FINANCIAL STATEMENTS

JUNE 30, 2025

F-84

DELIVERZ.AI LTD.

INTERIM BALANCE SHEET (Unaudited)

U.S. dollars in thousands

		As of June 30	As of December 31
	Note	2025	2024

ASSETS

CURRENT ASSETS
Cash and cash equivalents		19	51
Receivable from tax authorities		6	1

Total current assets		25	52

NON-CURRENT ASSETS

Property and equipment, net		9	2

Total non-current assets		9	2

Total assets		34	54

The accompanying notes are an integral part of these financial statements.

F-85

DELIVERZ.AI LTD.

INTERIM BALANCE SHEET (Unaudited) (Cont.)

U.S. dollars in thousands (except share data)

		As of June 30	As of December 31
	Note	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable		12	24
Employees and payroll accruals		105	31
Other payables		17	5
Loan form shareholders	3	481	201

Total current liabilities		615	261

NON-CURRENT LIABILITIES

Loan form shareholders	3	306	283

Total non-current liabilities		306	283

SHAREHOLDERS’ DEFICIT

Ordinary Shares of NIS 0.001 par value - Authorized: 100,000,000 shares; Issued and outstanding: 1,000,000 as of June 30, 2025 and December 31, 2024, respectively.		(*)	(*)
Foreign currency translation reserve		(69)	(*)
Additional paid-in capital		3,110	3,110
Accumulated deficit		(3,928)	(3,600)

Total shareholders’ deficit		(887)	(490)

Total liabilities and shareholders’ deficit		34	54

The accompanying notes are an integral part of these financial statements.

(*)	Represents an amount less than $1.

F-86

DELIVERZ.AI LTD.

INTERIM STATEMENT OF OTHER COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands

		For the six months ended June 30,
	Note	2025	2024

Costs and expenses:
Research and development		243	37
Sales and marketing expenses		30	-
General and administrative		45	15

Operating loss		(318)	(52)

Financial expenses (income), net		10	(46)

Net loss		(328)	(6)

Other comprehensive loss:
Foreign currency translation adjustments		(69)	-
Total comprehensive loss		(397)	(6)

The accompanying notes are an integral part of these financial statements.

F-87

DELIVERZ.AI LTD.

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars in thousands (except share data)

	Ordinary Shares (*)			Foreign Currency Translation	Additional Paid-in	Accumulated Shareholders’	Total Shareholders’
	Number	Amount		Reserve	Capital	Deficit	Deficit

Balance as of January 1, 2025	1,000,000	(*	)	-	3,110	(3,600)	(490)
Net loss	-	-		-		(328)	(328)
Other comprehensive loss	-	-		(69)	-	-	(69)
Total comprehensive loss	-	-		(69)	-	(328)	(397)
Balance as of June 30, 2025	1,000,000	(*	)	(69)	3,110	(3,928)	(887)

	Ordinary Shares (*)			Additional Paid-in	Accumulated Shareholders’	Total Shareholders’
	Number	Amount		Capital	Deficit	Deficit

Balance as of January 1, 2024	276,612	(*	)	2,619	(3,441)	(822)
Net loss	-	-		-	(6)	(6)
Shares forfeited to former shareholders (see note 1.C)	(276,612)	(*	)	-	-	-
Issuance of shares to the shareholders of the Company (see note 1.C)	1,000,000	(*	)	491	-	491
Balance as of June 30, 2024	276,612	(*	)	3,110	(3,447)	(337)

	Ordinary Shares (*)			Additional Paid-in	Accumulated	Total
	Number	Amount		Capital	Deficit	Deficit

Balance as of January 1, 2024	276,612	(*	)	2,619	(3,441)	(822)
Net loss	-	-		-	(159)	(159)
Shares forfeited to former shareholders (see note 1.C)	(276,612)	(*	)	-	-	-
Issuance of shares to the shareholders of the Company (see note 1.C)	1,000,000	(*	)	491	-	491
Balance as of December 31, 2024	1,000,000	(*	)	3,110	(3,600)	(490)

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of these financial statements.

F-88

DELIVERZ.AI LTD.

INTERIM STATEMENT OF CASH FLOWS (Unaudited)

 U.S. dollars in thousands

	For the six months ended June 30,
	2025	2024

Cash flows from Operating Activities
Net loss profit (loss)	(328)	(6)

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities items:
Increase (decrease) in receivable from tax authorities	(5)	(4)
Decrease in accounts payable	(12)	(113)
Increase (decrease) in employees and payroll accruals	74	(145)
Increase (decrease) in other payables	12	(5)

Net cash used in operating activities	(259)	(273)

Cash flows from Investing Activities
Purchase of property and equipment	(7)	-

Net cash Used in investing activities	(7)	-

Cash flows from Financing Activities
Receipt of short-term loans from shareholders (see note 3)	303	28
Receipt of long-term loans from shareholders (see note 3)	-	268
Repayment of loans from shareholders (see note 3)	-	(494)
Issuance of shares to the shareholders of the Company (see note 1.C)	-	491

Net cash provided by financing activities	303	293

Increase in cash and cash equivalents	37	20

Cash and cash equivalents at the beginning of period	51	1

Loss from exchange differences on cash and cash equivalents	(69)	-

Cash and cash equivalents at end of the period	19	21

The accompanying notes are an integral part of these financial statements.

F-89

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: GENERAL

A. Organizational Background and Business Overview

Deliverz.Ai Ltd. (the “Company”) was incorporated in the state of Israel in January 2017. The Company specializes in the development of advanced logistics automation solutions that integrate with third-party autonomous robots. The Company partners with hardware manufacturers to deploy its proprietary software stack, creating a unified, intelligent delivery solutions optimized for complex, high-traffic environments, such as hospitals and large campuses.

B. Grants from the Israel Innovation Authority

In March 2021, the Company received an approval letter from the Israel Innovation Authority (previously the Office of the Chief Scientist or the “IIA”),. According to this letter of approval, the Company was entitled to fund 30% of its total research and development expenses, up to a NIS 5.7 million, for a period of 18 months beginning in January 2021, in addition pursuant to the approval letter, the Company has to pay royalties of 3% to the IIA up to the amount IIA funding received and the accrued interest repayment of the grant is contingent upon the Company successfully completing its research and development plans and generating sales from it. The Company has no obligation to repay these grants if its enhancement plans are not completed or aborted or if it generates no sales. During 2022, the Company entered insolvency proceedings (See note 1.C below), as a result the development expenses approved under the letter of approval were halted. The total amount of grants received as of 31, 2024 and June 30 amounted to approximately NIS 1,400 ($384) and NIS 1,324 ($393) (including SOFR interest). In addition, during 2022 the Company received a total of $23 as an advance against its research and development expenses. During 2025, the IIA approved the research and development expenses advance, and accordingly, the amount of $21 was recognized as a reimbursement of research and development expenses in the statement of operation.

C. Insolvency Proceedings

In 2022, the company entered insolvency proceedings through a trustee appointed by the Tel Aviv District Court (the “Court”), due to its inability to meet its obligations to its creditors. In March 2024, the Court approved a creditors’ arrangement under which the shareholders of the Company as of insolvency proceedings would forfeit their shares, and the Company issued 1,000,000 shares to the new shareholders who undertook to provide the company with a loan in amount of $274 thus, 276,612 shares of the Company owned by the former shareholder were forfeited. The loan was used to settle creditor debts that were approved by the trustee.

D. Gix Transaction

On July 10, 2025 (the “Closing date”), the Company and its shareholders entered into an agreement with Gix Internet Ltd. (“Gix”), pursuant to which Gix acquired all shares of the Company from it’s shareholders in consideration for the issuance of 518,770 shares of Gix which equal to 25% of the Gix’s ordinary shares on the Closing date (the “Gix Transaction”) (see note 4).

F-90

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: GENERAL (Cont.)

E. Going Concern

The Company has incurred an operating loss of $318 and $149 and generated negative cash flow from operating activities of $259 and $430 for the six months ended June 30, 2025, and for the year ended December 31, 2024 receptively. Additionally, as of June 30, 2025, and December 31, 2024, the Company had cash and cash equivalents of $19 and $51 and total shareholders’ deficit of $3,928 and $3,600 receptively. Management expects the Company to continue to generate operating losses.

Management plans to address these conditions by raising funds through its parent company, Gix Internet Ltd. (see note 4) and by generating larger volumes of revenues. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, or that the Company will successfully generate sufficient revenue to meet its objectives.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

A. Unaudited Interim Financial Statements

The accompanying interim balance sheet as of June 30, 2025, the interim statements of comprehensive loss, interim statement of changes in shareholders’ deficit, and interim statement cash flows for the six months ended June 30, 2025 and June 30, 2024, and the related notes to the interim financial statements are unaudited.

These unaudited interim financial statements have been prepared in accordance with GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP.

In management’s opinion, the accompanying interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and the Company’s results of operations and cash flows for the six months ended June 30, 2025 and June 30, 2024.

The significant accounting policies referenced in the annual financial statements of the Company as of December 31, 2024, have been applied consistently in these unaudited interim financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying interim financial statements.

The results for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the full year ending December 31, 2025, or any other future interim or annual period. The accompanying unaudited interim financial statements and related financial information should be read in conjunction with the audited financial statements and the related notes contained in the Company’s Annual Report for the fiscal year ended December 31, 2024.

F-91

DELIVERZ.AI LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of income and expense during the reporting period. On an ongoing basis, management evaluates its estimates, judgments and assumptions. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 3: SHAREHOLDERS LOAN

On March 13, 2024, as part of the creditors’ settlement, the new shareholders provided to the Company with a loan in amount of NIS 1 million (the “Initial Loan”), which was to be used for the repayment of creditor debts approved by the trustee. According to the agreement, the principal and accrued interest of the Initial Loan will be repaid in one payment later of: (1) March 13, 2028, (2) when the Company becomes profitable. The Initial Loan bears annual interest at the rate specified in Section 3(j) of the Israeli Income Tax regulations.

In addition, the new shareholders provided short-term loans for the Company’s ongoing operations (the “Operational Loan”). The principal and accrued interest of the Operational Loan will be repaid during November and December 2025. The Operational Loan bears annual interest at the rate specified in Section 3(j) of the Israeli Income Tax regulations.

NOTE 4: SUBSEQUENT EVENTS

For its interim financial statements as of June 30, 2025, the Company evaluated subsequent events through January 16, 2026, the date on which the interim financial statements were available to be issued. The Company identified the following subsequent events:

On July 10, 2025 (the “Closing date”), the Company and its shareholders entered into an agreement with Gix Internet Ltd. (“Gix”), pursuant to which Gix acquired all shares of the Company from the shareholders of the Company in consideration for the issuance of 518,770 shares of Gix which equal to 25% of the Gix’s ordinary shares on the Closing date (the “Gix Transaction”). As part of the agreement, several milestones were established as follows: (a) If within 18 months from the closing date, the Company successfully completes commercial transactions (as defined in the agreement) for the supply of 20 autonomous delivery robots, Gix will allocate an additional 236,559 of its ordinary shares to the Company shareholders (b) If within 48 months from Closing date, the Company completes commercial transactions for the supply of 200 robots, Gix will allocate an additional 301,075 ordinary shares to the Company shareholders. In addition, Gix commitment to finance the Company working capital needs in a total amount of NIS 3.6 million ($1 million), to be provided by Gix in 12 monthly installments starting from the Closing date of the Gix Transaction the loan to the Company will bear annual interest at a rate of 6%.

F-92

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

A. General:

Gix Internet Ltd. (the “Company”) was incorporated in the State of Israel on July 24, 1978, the Company’s ordinary shares have been trading on the Tel Aviv Stock Exchange (“TASE”) since February 25, 1994.

As of September 30, 2025, the Company holds 26.42% of Viewbix Inc.’s outstanding shares and Viewbix Inc. holds all of the outstanding shares of Viewbix Ltd. and Gix Media Ltd. (the “Gix Media”).

On July 10, 2025, the Company completed the acquisition of 100% of the shares of Deliverz ai Ltd. (“Deliverz”), a private company incorporated in Israel (see below).

On September 25, 2025, as a result of an increase in Viewbix Inc.’s common share the Company’s holdings in Viewbix Inc. decreased to 26.42% and change in the composition of the board of directors of Viewbix Inc., the Company deconsolidated the financial results of Viewbix Inc. and, accordingly, as of September 30, 2025, the Company presents its investment in Viewbix Inc. using the equity method (see below).

B. Deliverz’s shares purchase agreement:

On July 10, 2025 (the “Closing Date”), the Company entered into an agreement with Deliverz and all shareholders of Deliverz (the “Sellers”), pursuant to which the Company acquired all shares of Deliverz from the Sellers in consideration for the issuance of 518,770 shares of the Company which equal to 25% of the Company’s ordinary shares on the Closing Date to the Sellers and issuance of 103,754 ordinary shares of the Company which equal to 5% of the Company’s ordinary shares on the Closing Date to the initiator (the “Deliverz Transaction”).

As part of the agreement, several milestones were established as follows: (a) If within 18 months from the Closing Date, Deliverz successfully completes commercial transactions (as defined in the agreement) for the supply of 20 autonomous delivery robots, the Company will allocate an additional 236,559 of its ordinary shares to the Sellers and additional ordinary shares to the initiator up to 12,450 of the Company’s ordinary shares, (b) If within 48 months from Closing Date, Deliverz completes commercial transactions for the supply of 200 robots, the Company will allocate an additional 301,075 ordinary shares to the Sellers and additional shares to the founder up to 15,846 ordinary shares of the Company.

The Company has committed to finance Deliverz’s working capital needs in a total amount of NIS 3.6 million ($1 million), to be provided by the Company in 12 monthly installments starting from the Closing Date of the Deliverz Transaction the loan to Deliverz shall bear the same terms as the loan from Pure Capital (see below). In addition, the Company’s Board of Directors approved the provision of a loan to Deliverz in the amount of NIS 1.452 million ($0.4 million), which was extended to Deliverz as a loan by Pure Capital Ltd. (hereinafter – “Pure Capital”).

Furthermore, the Sellers signed a waiver of dividend rights in the event of an in-kind distribution of Viewbix Inc. shares, and also agreed to sign a waiver in the event that the Company sells the Viewbix Inc. shares it holds and distributes the net proceeds from such sale to its shareholders.

C. Deconsolidation of Viewbix Inc.:

During 2025, as a result of an increase in Viewbix Inc.’s outstanding common share the Company’s holdings in Viewbix Inc. decreased to 26.42%, compared to 53.31% as of December 31, 2024.

In addition, on September 25, 2025, Viewbix Inc. announced that Mr. Amihay Hadad and Mr. Liron Carmel, two serving directors appointed by the Company, had completed their terms as directors of Viewbix Inc., they were replaced by two newly appointed directors (the “Change in the Composition of the Board of Directors”). As a result of the Change in the Composition of the Board of Directors, the number of directors serving on behalf of the Company decreased to below 50% of the serving directors of Viewbix Inc. as of the date following the Change in the Composition of the Board of Directors (the “Change of Control of Viewbix Inc.”). Following the decrease in the Company holdings in View Inc. and the Change of Control of Viewbix Inc., the Company deconsolidated the assets, liabilities and financial results of Viewbix Inc. (the “Deconsolidation of Viewbix Inc.”), since it owns 26.42% in Viewbix Inc, the Company accounts for its investment in Viewbix Inc. using the equity method. As a result of using the equity method the Company recorded an equity loss in amount of $5,258, $1,836 and $765 during the nine months ended September 30, 2025 and December 31, 2024 and 2023 respectively.

F-93

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2024

(U.S. dollars in thousands)

C. Deconsolidation of Viewbix Inc. (Cont.):

As of the date of the Deconsolidation of Viewbix Inc., the new cost basis of Viewbix Inc.’s shares was determined based on the market price of Viewbix Inc.’s shares on the Nasdaq Stock Market as of the date of the Deconsolidation of Viewbix Inc (the “Market Value”). The difference between the Market Value and the carrying amount of the assets and liabilities of Viewbix Inc. as of the date of the Deconsolidation of Viewbix Inc was recognized as other income in the Company’s statement of comprehensive income.

D. Unaudited Pro Forma:

The unaudited pro forma condensed combined statements of comprehensive income for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023 are based on the individual historical statements of comprehensive income of the Company and Deliverez prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and has been prepared to reflect the adjustments made to effect the accounting of:, (1) the Acquisition of Deliverz which was completed on July 10, 2025 and (2) the deconsolidation of Viewbix Inc. which was completed On September 25, 2025 (the “pro forma events”) (3) The Company’s ownership of 26.42% of Viewbix Inc.’s outstanding shares as of the date of deconsolidation of Viewbix Inc. for all periods included in the unaudited pro forma condensed combined statements of comprehensive income. The unaudited pro forma condensed combined statements of comprehensive income for the periods gives effect to the adjustments made to reflect the accounting for the Acquisitions of Deliverz and the deconsolidation of Viewbix Inc. as if the adjustments related to both transactions were made on January 1, 2024, the beginning of the earliest fiscal year presented. The historical condensed combined financial information has been adjusted to give effect to the pro forma events that are: 1) directly attributable to the Acquisition of Deliverz and the deconsolidation of Viewbix Inc. ; 2) factually supportable; and 3) with respect to the statement of comprehensive income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information were prepared in accordance with Article 11 of the U.S. Securities and Exchange Commission, or the SEC, Regulation S-X.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Company’s historical audited financial statements as of and for the nine months ended September 30, 2025 and for the year ended December 31, 2024 and the historical unaudited financial information of Deliverz for the six months ended June 30,2025, and for the year ended December 31, 2024. Regarding the unaudited pro forma condensed combined balance sheets as of September 30, 2025 since the Company’s consolidated financial statements as of September 30, 2025, already reflect the consolidation of Deliverz and the Deconsolidation of Viewbix Inc., the unaudited pro forma condensed combined balance sheets as of September 30, 2025 have not been included in this unaudited pro forma information.

The unaudited pro forma combined condensed financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have resulted had adjustments reflecting the accounting of the Acquisitions of Deliverz and the deconsolidation of Viewbix Inc. as described above been made at the dates indicated, nor is it necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the Company and Deliverz.

F-94

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

For the nine months ended September 30, 2025

(U.S. dollars in thousands)

	Gix Internet	Deliverz	Deconsolidation of Viewbix Inc.	Deliverz’s Acquisition Adjustments	Pro Forma
Revenues	$7,731	-	(7,731)	-	-

Costs and Expenses:
Traffic-acquisition and related costs	6,336	-	(6,336)	-	-
Research and development	635	243	(387)	-	491
Selling and marketing	588	30	(579)	-	39
General and administrative	2,086	45	(1,448)	-	683
Depreciation and amortization	1,087	-	(1,006)	239	320
Goodwill impairment	6,105	-	(6,105)	-	-
Equity loss	-	-	5,258	-	5,258
Other expenses, net	1,282	-	(688)	-	594

Operating loss	(10,388)	(318)	3,560	(239)	(7,385)

Gain from deconsolidation of Viewbix Inc.	6,731	-	(6,731)	-	-
Finance expenses, net	11,507	10	(11,193)	-	324

Income (loss) before income taxes	(15,164)	(328)	8,022	(239)	(7,709)

Income tax expenses (benefit)	(126)	-	108	(55)	(73)

Net loss	(15,038)	(328)	7,914	(184)	(7,636)

Net loss per share – Basic and diluted attributed to shareholders:	(1.26)	(0.16)	(2.17)	(0.09)	(3.68)

Weighted-average number of shares used in computing net loss per share, basic and diluted	2,075,081	2,075,081	2,075,081	2,075,081	2,075,081

F-95

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2024

(U.S. dollars in thousands)

	Gix Internet	Deliverz	Deconsolidation of Viewbix Inc.	Deliverz’s Acquisition Adjustments	Pro Forma
Revenues	$26,941	-	(26,941)	-	-

Costs and Expenses:
Traffic-acquisition and related costs	21,987	-	(21,987)	-	-
Research and development	1,891	108	(1,879)	-	120
Selling and marketing	1,643	17	(1,641)	-	19
General and administrative	2,702	115	(2,268)	-	549
Depreciation and amortization	1,300	1	(1,299)	318	320
Goodwill impairment	2,025	-	(2,025)	-	-
Equity loss	-	-	1,836	-	1,836
Other (income) expenses, net	34	(92)	(34)	-	(92)

Operating loss	(4,641)	(149)	2,356	(318)	(2,752)

Finance expenses, net	3,112	10	(2,764)	-	358

Income (loss) before income taxes	(7,753)	(159)	5,120	(318)	(3,110)

Income tax expenses (benefit)	(7)	-	7	(73)	(73)

Net loss	(7,746)	(159)	5,113	(245)	(3,037)

Net income (loss) per share – Basic and diluted attributed to shareholders:	(2.39)	(0.08)	1.12	(0.12)	(1.46)

Weighted-average number of shares used in computing net loss per share, basic and diluted	2,074,863	2,074,863	2,074,863	2,074,863	2,074,863

F-96

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statements of comprehensive income for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023, depicts adjustments made in the historical financial statements of the Company as of and for the nine months ended September 30, 2025 to reflect the accounting for the Acquisition of Deliverz which was completed on July 10, 2025 and, the deconsolidation of Viewbix Inc., and throughout the equity method accounting for Viewbix Inc. which was completed on September 25, 2025, as if those adjustments were made on January 1, 2024. In addition, the unaudited pro forma condensed combined statements of comprehensive income was derived from the Company’s historical financial statements for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023 and the historical unaudited financial information of Deliverz for the six months ended June 30, 2025, and for the year ended December 31, 2024.

The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the accounting for the Acquisition of Deliverz and the deconsolidation of Viewbix Inc in accordance with U.S. GAAP.

The unaudited pro forma condensed combined statements of comprehensive income for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023, have been prepared using, and should be read in conjunction with, the following:

●	The Company’s consolidated statements of comprehensive income for the periods ended as of September 30, 2025 and December 31, 2024, and the related notes; and

●	Deliverz’s statements of operations for the periods ended as of June 30, 2025 and December 31, 2024, and the related notes.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the pro forma events are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. The Company believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the pro forma events based on information available to management at the time of the Closing Date of the pro forma event and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual results of operations may differ from the pro forma amounts reflected herein due to a variety of factors.

F-97

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company following consummation of the pro forma events filed consolidated income tax returns during the periods presented.

Note 3 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the adjustments made to reflect the accounting for the Acquisition of Deliverz, that have been made in the accompanying unaudited pro forma condensed combined statements of comprehensive income for the nine months ended September 30, 2025 and for the years ended December 31, 2024 and 2023, giving effect to the Acquisition as if those adjustments were made on January 1, 2024, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a) The preliminary allocation of consideration transferred is as follows (in thousand):

Consideration transferred in Company’s shares		2,828
Contingent consideration transferred in Company’s shares		1,853
		$4,681

Net acquired tangible assets		(551)
Excess purchase price		5,232

Fair value adjustments:
Intangible asset – Technology	3,138
Deferred tax liabilities	(732)
Total fair value adjustments		2,451

Goodwill		2,781

A portion of consideration transferred of $2,828 thousand equal to 518,770 of the Company’s ordinary shares which were allocated to the Deliverz’s Shareholders at the Closing Date.

Contingent consideration of $1,853 thousand represents the estimated fair value of the Company’s ordinary shares contingent payments the Company has agreed to pay to Deliverz’s Shareholders, contingent upon the achievement of certain milestones during the 4-year period following the Closing Date.

The pro forma adjustments give effect to the forward acquisition accounting, and specifically:

	(1)	to recognize $3,138 thousand of Deliverz’s identified intangible assets comprised of technology with a 10-year useful life which included amortization expense of $239 and $318 during the nine months ended September 30, 2025 and December 31, 2024 respectively;

	(2)	to recognize $732 thousand of Deliverz’s deferred tax liabilities associated with the identified intangible asset which included tax benefit of $55 and $73 during the nine months ended September 30, 2025 and December 31, 2024 respectively; and

	(3)	to recognize Deliverz’s goodwill of $2,781 thousand.

(b)	Represents the consolidation equity elimination upon consolidation of Deliverz.

F-98